

PROXY STATEMENT AND NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

January 24, 2024

AcuityBrands.

Who We Are



Acuity Brands, Inc. (NYSE: AYI) is a market-leading industrial technology company. We use technology to solve problems in spaces, light, and more things to come. Through our two business segments, Acuity Brands Lighting and Lighting Controls ("ABL") and the Intelligent Spaces Group ("ISG"), we design, manufacture, and bring to market products and services that make a valuable difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management solutions, and location-aware applications.

We achieve customer-focused efficiencies that allow us to increase market share and deliver superior returns. We look to aggressively deploy capital to grow the business and to enter attractive new verticals.

Acuity Brands, Inc. is based in Atlanta, Georgia, with operations across North America, Europe, and Asia. The Company is powered by more than 12,000 dedicated and talented associates.

Our Mission

We use technology to solve problems in spaces, light, and more things to come.

Our Values



Integrity
We do the right thing, the first time, every time.



Time
Time is the only constrained resource. We focus on what is most important.



Curiosity
We are always searching for a better way. We are willing and able to change.



Customer Obsessed
We see the world through the eyes of customers and end-users. We deliver on their needs.



People
We create an environment where the best people come to do their best work. We all succeed together.



Community
We care about the environment and our neighbors. We make communities better.



Owner's Mindset
We think and act like owners. We focus on long-term, sustainable value creation.

Letter to Stockholders



Dear Stockholders:

The Board of Directors ("Board") would like to thank you for your ongoing investment and continued confidence in Acuity Brands, Inc. ("Acuity Brands" or the "Company"). The Board oversees strategy, continuously monitors business performance, reviews capital deployment strategies, monitors risks, and examines other opportunities that have the potential to create additional value for stockholders.

We have successfully positioned our Company at the intersection of sustainability and technology, setting ourselves up for long-term growth by taking advantage of two of the most important mega-trends: minimizing the impacts of climate change and maximizing the impacts of technology.

I am pleased with the progress we have made in fiscal 2023. During the past year, Acuity Brands delivered strong performance. We strategically managed price and costs and delivered margin growth at Acuity Brands Lighting and Lighting Controls ("ABL"). We continued to grow the Intelligent Spaces Group ("ISG"). We generated strong cash flow from operations and allocated capital consistent with our priorities. We advanced the business through product and productivity improvements, and we continued to take the steps necessary to drive our transformation forward.

Our ABL segment continued to lead as the largest lighting and lighting controls company in North America. We have made the business more predictable, repeatable, and scalable by focusing on product vitality, elevating service levels, using technology throughout the business, and driving productivity.

Our ISG segment continued to grow as an attractive technology business that makes spaces smarter, safer, and greener by connecting the edge to the cloud for built spaces. Distech Controls has a technology advantage that we can continue to expand as the mechanical and analog controls of today become digital over time. And Atrius has introduced new applications in the cloud – including Atrius® Energy and Atrius® Sustainability – that are already making a difference for our customers.

We have changed how the Company works through our Better.Smarter.Faster operating system. Better.Smarter.Faster is the combination of processes, tools, and ways of working that span from strategy to people to operating rhythms to problem solving. It is unique to our organization and allows us to drive strategic alignment, manage change, and deliver results.

Our values are at the core of our culture and help create a shared purpose for achieving our Company's strategic goals. We make decisions based on our values and these values impact how we treat each other and how we serve our customers and communities.

The combination of Better.Smarter.Faster and our values allows us to operate more efficiently with greater distribution of responsibility and accountability throughout the Company. It is how we continue to improve our businesses and respond quickly and effectively to changing economic environments.

Our strategy is manifested through EarthLIGHT. It is the way we coordinate our efforts around Environmental, Social, and Governance considerations, measure our performance in key areas, and communicate about those efforts to our various stakeholders. We develop and sell products and services that help our customers save energy and reduce carbon emissions. We advance social initiatives to be the place where the best people come to do their best work. The Governance Committee receives regular updates regarding the Company's progress on these efforts, which help us continue to operate with integrity and transparency. We summarized our progress in our 2023 EarthLIGHT report, available on our website *www.acuitybrands.com*.

We thank our stockholders and other stakeholders for taking the time to engage with us and welcome the opportunity to hear feedback. We will continue to use your input to inform our practices and policies. See *Contacting the Board of Directors* for information about how to reach the Board.

As we look ahead to fiscal 2024, the Board is confident in management's ability to continue to take the necessary steps to drive our transformation forward.

Sincerely,

THE BOARD OF DIRECTORS

Neil M. Ashe,
Chairman, President and CEO

James H. Hance, Jr.
Lead Director

Marcia J. Avedon, Ph.D.

W. Patrick Battle

Michael J. Bender

G. Douglas Dillard, Jr.

Maya Leibman

Laura G. O'Shaughnessy

Mark J. Sachleben

Mary A. Winston



1170 Peachtree Street, N.E.
Suite 1200
Atlanta, Georgia 30309

Notice of Annual Meeting of Stockholders

 **Date and Time**
January 24, 2024
1:00 p.m. ET
Online check-in begins
at 12:45 p.m. ET

 **Place**
Access the Virtual Annual
Meeting at
**www.virtualshareholder
meeting.com/ AYI2024**

 **Record Date**
Stockholders of record at the close of business on **November 27, 2023** are entitled to notice of and to vote at the Annual Meeting or any adjournments or postponements thereof.

Purpose

Items of Business	Board Recommendation
1 Election of ten directors	⊘ FOR each director nominee
2 Approval of the proposed amendment to the Certificate of Incorporation to incorporate new Delaware law provisions regarding officer exculpation	⊘ FOR
3 Ratification of the appointment of our independent registered public accounting firm for fiscal 2024	⊘ FOR
4 Advisory vote to approve named executive officer compensation	⊘ FOR
5 Advisory vote on the frequency of future advisory votes on named executive officer compensation	⊘ FOR 1 year

Stockholders will also consider and act upon such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Voting

Your vote is important. If you are a stockholder of record, you can vote by one of the following methods. In each case, please follow the instructions provided on the Notice of Internet Availability or Proxy Card. We encourage you to vote in advance, even if you plan to participate in the Annual Meeting.

 **Internet**
www.proxyvote.com

 **Telephone**
1-800-690-6903

 **Mail**
Sign, date, and return
your proxy card

 **During the Meeting**
Vote electronically during
the Annual Meeting

Virtual Stockholders' Meeting Information

The Annual Meeting will be held in a virtual format only via the Internet. We believe a virtual meeting allows broader access by our stockholders and other interested parties without restricting participation. You will be able to participate in the Annual Meeting online and submit your questions during the meeting by visiting *www.virtualshareholdermeeting.com/AYI2024*. You will also be able to vote your shares electronically at the Annual Meeting. **For more information about our virtual Annual Meeting processes, please see** *Questions Relating to this Proxy Statement – Information about our Virtual Annual Meeting*.

On or about December 14, 2023, we plan to commence mailing of a Notice of Internet Availability of Proxy Materials containing instructions on how to access our Proxy Statement and our Annual Report on Form 10-K via the Internet and how to vote online. The Notice of Internet Availability of Proxy Materials also contains instructions on how you can receive a paper copy of the proxy materials.

A list of the stockholders entitled to vote at the Annual Meeting may be examined during regular business hours at our executive offices located at 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia, 30309 during the ten-day period preceding the meeting. The stockholders list will also be made available to stockholders during the virtual Annual Meeting at *www.virtualshareholdermeeting.com/AYI2024*.

By order of the Board,

[signature]

CHANDA KIRCHNER
Vice President, Corporate Secretary
December 14, 2023

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on January 24, 2024. The Proxy Statement and Annual Report on Form 10-K are available at *www.proxyvote.com*.

Table of Contents

Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and you should read the entire Proxy Statement carefully before voting.

Key Fiscal 2023 Business Performance Highlights

Acuity Brands is a market-leading industrial technology company. We use technology to solve problems in spaces, light, and more things to come. Through our two business segments, ABL and ISG, we design, manufacture, and bring to market products and services that make a difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management solutions, and location-aware applications. We achieve customer-focused efficiencies that allow us to increase market share and deliver superior returns. We look to aggressively deploy capital to grow the business and to enter attractive new verticals.

Net Sales	Diluted EPS (GAAP)	Adjusted Diluted EPS[1]	Cash Flow from Operations
$3,952M	$10.76	$14.05	$578M

(1) This is a non-GAAP financial measure used by the Board and management to assess the performance of the business. See *Appendix A* for a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP.

Key Fiscal 2023 Achievements and Delivering on Strategic Priorities

- We delivered **strong financial performance in fiscal 2023**, and we continued to **improve our business** and **allocate capital effectively**

- In our ABL segment, our strategy is to increase product vitality, elevate service levels, use technology to improve and differentiate both our products and our services, and drive productivity. In 2023, ABL delivered strong margin performance. To achieve this, we:

    - **realigned our product portfolio** through the introduction of the **Design Select™** program to better serve lighting specifiers, distributors, and electrical contractors

    - **strategically managed price** in a dynamic environment as a result of our **ongoing product vitality efforts** and the realignment of our product portfolio and elevated service

    - **improved our processes and management** of costs as a result of **ongoing productivity improvements**

    - exited our Sunoptics daylighting business and our Winona custom architectural lighting solutions business as a result of our **continuous portfolio evaluation**

    - **refreshed our product portfolio** and won **several notable awards** for products throughout the year including the prestigious **Red Dot "Best of the Best"** award

- In our ISG segment, our strategy is to make spaces smarter, safer, and greener by connecting the edge to the cloud. In 2023, ISG continued to grow. We:

    - **expanded our addressable market** for Distech Controls by entering the **UK market** and adding commercial refrigeration controls to our portfolio through the acquisition of **KE2 Therm Solutions, Inc.** ("KE2 Therm")

    - **launched Atrius® DataLab**, the intersection point between Distech Controls® controllers at the edge and Atrius® applications in the cloud, and Atrius was named as a **Sustainability Leadership Award winner** in the 2023 Sustainability Awards program

- We **effectively allocated capital** — we **invested for growth** in our current businesses; **enhanced our portfolio** through acquisition; **maintained our dividend,** and **created permanent stockholder value** through the repurchase of $1.3 billion in shares since May 2020, or approximately 23% of our then-outstanding shares

- We continued the development of our **Better.Smarter.Faster operating** system

- We introduced two **new Employee Resource Groups** ("ERGs") and maintained our **employee engagement score**

- We took the necessary steps to **drive our transformation forward**

Allocating Capital Effectively as a Long-Term Source of Value

Our capital allocation strategy includes the following key elements:

| **1** | **Invest** in our current business for growth | **2** | Enter new businesses through **mergers** and **acquisitions** | **3** | **Maintain** our dividend | **4** | **Create** permanent value through share repurchases |

EarthLIGHT – Our Approach to ESG

Our values – including that we care about the environment and our neighbors and we make communities better – are at the core of our culture and help create a shared purpose for achieving our Company's strategic goals. EarthLIGHT is the way we coordinate our efforts around Environmental, Social, and Governance ("ESG") considerations, measure our performance in key areas, and communicate about those efforts to our various stakeholders. The Governance Committee of our Board oversees our EarthLIGHT program.


ENVIRONMENTAL
SOCIAL
GOVERNANCE
EarthLIGHT
Environmental Impact
Develop and sell products and services that help save energy and reduce carbon emissions.
Our People, Our Communities
Attract and develop the best people to do their best work and prioritize their well-being. Make a positive impact in the communities where we live and work.
Strong Governance
Operate with integrity and transparency to continue earning the trust of stakeholders.

Acuity Brands creates long-term value for our stakeholders through execution of our strategies and strong financial performance. We have successfully positioned our company at the intersection of sustainability and technology, setting ourselves up for long-term growth by taking advantage of two of the most important mega-trends: minimizing the impacts of climate change and maximizing the impacts of technology.

In fiscal 2023, we continued to develop and sell products and services that help save energy and reduce carbon emissions – for us and for our customers. We focused on creating an environment where the best people come to do their best work. We also continued our focus on receiving and acting on feedback from stockholders and others, including our associates, to ensure strong governance practices.

The Company shares its ESG-related progress in the 2023 EarthLIGHT report available on its website at ***www.acuitybrands.com***.*

In fiscal 2021, we created a robust three-year Diversity, Equity, and Inclusion ("DEI") plan, which we initiated with success in fiscal 2022 and continued through fiscal 2023. Our DEI efforts are highly integrated with our business objectives. We understand how diversity of backgrounds and experiences is critical to our ongoing success, and our goal is to ensure that all associates feel valued, respected, and accepted for their contributions regardless of their race, sex, religion, ethnicity, age, gender identity, disabilities, national origin, sexual orientation, or other unique characteristics. The Compensation and Management Development Committee is responsible for the oversight of, and receives regular updates on, the Company's human capital.

Listening to our associates is key to progressing our cultural transformation and business success. Our fiscal 2023 company-wide Associate Engagement Survey results held with sustainable engagement at 85% while participation rose to 97% from 93%. The participation rate is an indicator that our associates believe that action will be taken as a result of their feedback. We continue to benchmark ourselves against the highest performing companies. The results for five survey categories highlighted for action last year improved, demonstrating that leaders are evolving in actioning survey results.

We continue to look for ways to ensure that our associates can be successful, aspiring to create the place where the best people come to do their best work. We have changed how the company works through our Better.Smarter.Faster operating system. Better.Smarter.Faster is a combination of processes, tools, and ways of working that spans from strategy to people to operating rhythms to problem solving. It is unique to our organization and allows us to drive strategic alignment, manage change and deliver results.

We make decisions based on our values and these values impact how we treat each other and how we serve our customers.

* The information on the webpage, the EarthLIGHT report, or any other information on our website that we may refer to herein is not incorporated by reference into, and does not form any part of, this Proxy Statement.

Board Composition Highlights

Our Director Nominees

Name and Primary Occupation	Independent	Tenure	Age	Committee Membership AC	CC	GC
Neil M. Ashe Chairman, President and Chief Executive Officer ("CEO")		3	56			
Marcia J. Avedon, Ph.D. CEO, Avedon Advisory, LLC; Former Executive Vice President, Chief Human Resources, Marketing and Communications Officer, Trane Technologies PLC	✔	1	62		●	●
W. Patrick Battle Managing Partner, Stillwater Family Holdings	✔	9	60		●	●
Michael J. Bender Former President and CEO, Eyemart Express, LLC	✔	1	62	●		●
G. Douglas Dillard, Jr. Managing Partner, Slewgrass Capital, LLC and Slewgrass Partners, LLC	✔	6	53	●		●
James H. Hance, Jr. Lead Director Operating Executive, The Carlyle Group LP	✔	9	79		●	Chair
Maya Leibman Former Executive Vice President and Chief Information Officer, American Airlines Group, Inc.	✔	3	57		Chair	●
Laura G. O'Shaughnessy Co-Founder and Chief Marketing Officer, The Picnic Group, Inc.	✔	3	46	●		●
Mark J. Sachleben Former Chief Financial Officer and Corporate Secretary, New Relic, Inc.	✔	2	58		●	●
Mary A. Winston President, Winsco Enterprises, Inc.; Former Executive Vice President and Chief Financial Officer, Family Dollar Stores, Inc.	✔	6	62	Chair		●

AC Audit Committee CC Compensation and Management Development Committee GC Governance Committee ● Member

Board Composition (as of December 14, 2023)

GENDER DIVERSITY



40%
of directors
self-identify as
women



67%
of Committee Chairs
self-identify
as women

RACIAL/ETHNIC DIVERSITY



20%
of directors
self-identify as
African American
or Black

AGE



1
> 70 yrs

1
< 50 yrs

60 years
average age

4
60-69 yrs

4
50-59 yrs

INDEPENDENCE



90%
are independent

TENURE



6
< 5 yrs

4.77 years
average tenure

4
6-10 yrs

Skills and Experiences Represented by Director Nominees

Description of Skill or Experience	Ashe	Avedon	Battle	Bender	Dillard	Hance	Leibman	O'Shaughnessy	Sachleben	Winston
Executive Leadership: Experience as a public company CEO or other executive officer, either current or past; or as a senior executive, division president, or functional leader within a complex organization	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Governance: Current or previous service on a public company board of directors; or understanding of public company operating responsibilities and with issues commonly faced by public companies	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Strategic Growth and Development: Knowledge of strategic planning and mergers and acquisitions in large organizations operating in multiple geographies	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Operational/Manufacturing: Experience in the oversight of large-scale operations, including manufacturing in industries similar to the ones in which the Company operates	✓	✓	✓	✓		✓				✓
Finance, Accounting, and Capital Markets: Knowledge of finance or financial reporting; experience with debt/capital market transactions; or experience as a principal financial officer, principal accounting officer, controller, public accountant, or auditor	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Human Capital and Talent Management: Experience in attracting, developing, and retaining talent and building strong cultures	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Enterprise Risk Management/Sustainability: Experience in oversight of enterprise-wide risk management, including cybersecurity; or experience in creating long-term value by embracing opportunities and managing risks deriving from ESG developments	✓	✓		✓	✓	✓	✓		✓	✓
Engineering, Technology, and Innovation: Experience in leading edge engineering and technology innovation; experience in digital transformation of a business	✓	✓	✓	✓	✓	✓	✓	✓		

Corporate Governance Highlights

Stockholder Engagement

Ongoing engagement and dialogue with our stockholders is important to the Company. We have adopted a robust and active year-round engagement philosophy that includes outreach for various purposes, including soliciting feedback in advance of filing this Proxy Statement. Our outreach efforts, led by our Board with input from the Compensation and Management Development Committee, sought feedback on governance priorities, compensation programs, and environmental and social issues. In our most recent pre-proxy season engagement cycle:

We contacted

33 of our top stockholders

We held approximately

12 meetings with stockholders

representing approximately

73% of our outstanding common stock

representing approximately

25% of our outstanding common stock

We engaged with stockholders in the following ways:

Off Season Engagement 	**Engagement Prior to Annual Meeting** 	**Engagement Around and After Annual Meeting**
▪ Engaged stockholders to understand their respective viewpoints ▪ Educated stockholders around the Company's corporate strategy, business developments, and financial position ▪ Engaged stockholders to understand any perception gaps between the Company's performance and stockholder interpretation of performance	▪ Sought feedback on potential matters for stockholder consideration at the Annual Meeting ▪ Discussed any areas of concern that stockholders voiced	▪ Provide clarification on matters being voted on after Annual Meeting material is published ▪ Seek feedback on areas of concern to inform the Board's future decisions

Our Response to Stockholder Feedback Relating to Executive Compensation

The Compensation and Management Development Committee carefully considers feedback from our stockholders regarding our executive compensation practices, as well as other compensation and governance best practices. The Compensation and Management Development Committee implemented a series of changes to our executive compensation program in fiscal 2022 and fiscal 2023 and stockholders have responded favorably, as illustrated in our say on pay ("Say on Pay") vote result at the annual meeting of stockholders held in January 2023, with 95% of votes cast in favor, and through the support indicated during our stockholder outreach program. The following table summarizes the feedback received from stockholders relating to executive compensation in recent years and our responses:

Feedback/What We Heard	Response/What We Did
Interest in increased focus on performance-based compensation	▪ For fiscal 2022 and 2023, our CEO received 75% of his LTI Program award in the form of performance stock units ("PSUs"); the remaining 25% were in the form of restricted stock units ("RSUs") ▪ For fiscal 2023, other named executive officers ("NEOs") received 60% of their LTI Program awards in the form of PSUs (an increase from 50% in fiscal 2022); the remaining 40% were in the form of RSUs (a decrease from 50% in fiscal 2022)
Support of our interest in adding a relative total shareholder return ("rTSR") measure to the long-term incentive program ("LTI Program")	For fiscal 2023: ▪ We added PSUs with an rTSR measure for all NEOs ▪ CEO PSU awards (75% of his LTI Program award) were allocated such that 50% were based on return on invested capital ("ROIC") in excess of the weighted average cost of capital ("WACC"), and 25% were based on rTSR ▪ Other NEO PSU awards (60% of their LTI Program award) were allocated such that 40% were based on ROIC in excess of WACC, and 20% were based on rTSR
Interest in more descriptive disclosure of individual performance goals	▪ In our proxy statement for our 2023 annual meeting and in this Proxy Statement, we included enhanced disclosure of individual performance goals in the short-term incentive program ("STI Program") for all NEOs (see *Key Achievements of our NEOs*).

Corporate Governance Enhancements

In addition to our ongoing Board review and refreshment process, our Board regularly evaluates and enhances our corporate governance practices. Following is a summary of the corporate governance enhancements we have made over the past several years.

▪ Declassified our Board and adopted a majority voting standard for non-contested elections (2017)

▪ Amended our Corporate Governance Guidelines to set age 75 as the retirement age for our directors, except in unique or extenuating circumstances (2017)

▪ Amended our Code of Ethics and Business Conduct to highlight our commitment to: prohibiting discrimination on the basis of sexual orientation, gender identity, and gender expression (2017); prohibiting child labor (2018); remaining vigilant to prevent money laundering (2023); designing, sourcing, and producing safe quality products for our customers (2023); and complying with all requirements for doing business with the government or on publicly funded projects (2023)

▪ Launched our EarthLIGHT program to report the Company's ESG efforts and provide annual updates on our progress (2018)

▪ Adopted a Board Diversity policy (2019)

▪ Amended our Governance Committee Charter to provide for the Governance Committee's oversight of ESG (2019)

▪ Amended the Company's By-Laws and Certificate of Incorporation to eliminate supermajority voting provisions (2021)

▪ Amended the Company's Certificate of Incorporation to allow By-Law amendment granting stockholders' right to call a special meeting (2021)

▪ Continued refreshment of our Board membership, the leadership of each of our standing committees, and the membership of our standing committees, including focused succession planning for each (2020, 2021, 2022 and 2023)

▪ Adopted an Amended and Restated Incentive-Based Compensation Recoupment Policy to comply with recently adopted New York Stock Exchange ("NYSE") listing standards and Securities and Exchange Commission ("SEC") regulations governing compensation recovery policies (2023)

Governance Best Practices

The Board takes seriously its responsibility to represent the interests of stockholders and is committed to good corporate governance. To that end, the Board has adopted a number of policies and processes, including:

Board Independence & Oversight

- Strong independent Lead Director
- Robust director refreshment and succession planning process (5 new independent directors added from fiscal 2020 - fiscal 2023)
- Annual, robust Board and committee self-evaluation process
- Oversight of risk management by the Board
- Oversight of ESG by the Governance Committee

Stockholder Rights

- Majority voting for directors in uncontested elections
- Annual election of all directors
- Proxy access by-law
- No stockholder rights plan or "poison pill"

Equity Risk Mitigation

- Executive and director stock ownership guidelines and retention requirements until ownership level achieved
- Prohibitions on hedging and pledging of our common stock
- Clawback policy (compliant with and exceeding NYSE listing standards) for incentive compensation paid to current and former covered officers

Executive Compensation Highlights

The Compensation and Management Development Committee continued its review of the Company's executive compensation program. We evaluated and implemented changes designed to align our compensation program with long-term stockholder value creation and strengthened our pay aligned to performance approach to compensation for our NEOs. We built upon the changes made in prior years to strengthen our compensation processes for fiscal 2023 and for future years, and incorporated feedback from our stockholders. Some of the changes we made during fiscal 2023 include:

- adding an rTSR metric to our performance shares (PSUs) for our NEOs;
- weighting the LTI Program awards of the NEOs (excluding the CEO) more heavily towards performance with 60% weighting on PSUs and 40% weighting on RSUs (CEO weighting remains higher at 75% PSUs and 25% RSUs); and
- appointing a new Chair of the Compensation and Management Development Committee and refreshing the Committee membership with a Board member previously serving on the Audit Committee.

Executive Compensation Strategy

Our compensation strategy is consistent with and supportive of our long-term goals and is founded on the following principles:

- alignment of pay and performance;
- alignment with the Company's business and operating strategy;
- alignment with stockholder value creation;
- consistency with peer group and market practice;
- motivation and retention of key talent; and
- flexibility to withstand uncertainty and difficulty in a challenging economic climate.

Compensation Program Design Changes

During our stockholder engagement in fiscal 2023, we shared our interest in adding an rTSR metric and increasing our weighting toward performance-based compensation for the NEOs. We received favorable input from our stockholders for these changes and made the design changes to our compensation program outlined in the table below:

Fiscal 2023 Design Changes

Addition of an rTSR metric in LTI Program for all NEOs	▪ For the CEO, 75% of the LTI Program award was in the form of PSUs, with 50% based on ROIC in excess of WACC, and 25% based on rTSR. ▪ For other NEOs, 60% of the LTI Program award was in the form of PSUs, with 40% based on ROIC in excess of WACC, and 20% based on rTSR.
Increased weighting of PSUs in LTI Program for non-CEO NEOs to further align with CEO and stockholders	▪ The CEO continues to have 75% of the LTI Program that is performance-based, which was increased in fiscal 2022. ▪ Other NEOs now have 60% of the LTIP Program that is performance-based, an increase from 50% in fiscal 2022.

We believe the changes outlined above responded to input expressed by our stockholders, enhanced the pay-for-performance alignment of our program with stockholders' interests, and achieved our desire to retain and appropriately incentivize our NEOs.

The following table highlights several design changes we implemented in fiscal 2022 in response to feedback received from our stockholders.

Fiscal 2022 Design Changes

Alignment of CEO performance-based compensation with other NEOs	The CEO participated in the LTI Program in fiscal 2022, receiving similar award types as other NEOs. The CEO's weighting was 75% in PSUs and 25% in RSUs, while other NEOs' weighting remained at 50% in both PSUs and RSUs.
Alignment of RSU vesting period with PSU vesting period	The vesting period of RSUs was changed from four years to three years to align with the three-year vesting and performance period of our PSUs.

After reviewing market trends, evaluating our Say on Pay vote results, and receiving supportive feedback from stockholders regarding the compensation design changes we made in fiscal 2022 and fiscal 2023, our Compensation and Management Development Committee determined to maintain the fiscal 2023 compensation design for fiscal 2024.

Compensation Best Practices

What We Do	What We Don't Do
✔ We align pay and performance by providing a greater portion of compensation in incentive compensation	✖ We do not have employment agreements with executive officers
✔ We conduct an annual compensation risk assessment to review whether the design of our compensation program discourages excessive risk taking	✖ We do not have "single-trigger" provisions for payout of benefits under change in control agreements
✔ We conduct an annual review of peers, as well as benchmark pay practices and pay levels to ensure compatibility	✖ We do not have tax gross-ups in severance or change in control agreements
✔ We retain an independent compensation consultant to advise on director and executive compensation matters	✖ We do not allow new SERP participants or enhanced SERP benefits
✔ We conduct regular outreach with stockholders to discuss and review our executive compensation program	✖ We do not allow executive loans
✔ We have stock ownership guidelines for all executive officers and directors	✖ We do not permit hedging or pledging of stock by directors and executive officers
✔ We have a clawback policy that complies with and exceeds NYSE listing standards	✖ We do not pay dividends on equity awards until performance units are earned or time-based awards vest
✔ We limit perquisites	✖ We do not allow repricing or backdating of stock options
✔ We have an annual Say on Pay vote	

Pay and Performance Alignment

At Acuity Brands, the core tenet of our executive compensation philosophy continues to be "pay aligned to performance." As such, a significant portion of the direct compensation opportunity for our NEOs is variable and "at-risk" since it is based on the achievement of financial performance goals, the value of our stock, or an individual performance assessment. The following graphic and table show the various elements of direct compensation and target pay mix for our NEOs. For fiscal 2023, our CEO's variable pay represented 87% of total direct compensation opportunity, and for our other NEOs, variable pay represented on average approximately 77% of total direct compensation opportunity.

ELEMENTS OF FISCAL 2023 DIRECT COMPENSATION



13%
Base Salary
87%
Performance-based
17%
Short-Term Incentive
CEO
70%
Long-Term Incentive

77%
Performance-based
23%
Base Salary
Other NEOs
23%
Short-Term Incentive
54%
Long-Term Incentive

Vehicle and Measures	Objective
Long-Term Incentive Award	
▪ For the CEO, weighting is: ▪ 75% PSUs, with 50% based on three-year adjusted ROIC in excess of WACC, and 25% based on rTSR; and ▪ 25% RSUs ▪ For other NEOs, weighting is: ▪ 60% PSUs, with 40% based on three-year adjusted ROIC in excess of WACC, and 20% based on rTSR; and ▪ 40% RSUs	▪ Provide variable equity compensation opportunity based on achievement of performance goals over a three-year period; ▪ Reward Company and individual performance; ▪ Encourage and reward long-term appreciation of stockholder value; ▪ Encourage long-term retention through three-year performance period associated with PSUs and three-year vesting periods for RSUs; and ▪ Align interests of executives with those of stockholders.
Short-Term Incentive Award	
For all NEOs: ▪ Company Performance (80%): ▪ Net sales (34%) ▪ Adjusted operating profit (33%) ▪ Free cash flow (33%) ▪ Individual Performance (20%): ▪ Including individual ESG Goal	▪ Provide variable cash compensation opportunity based on achievement of annual performance goals aligned with business objectives; ▪ Reward focus on operational performance, profitability, and cash flow generation; and ▪ Reward individual performance, including individual performance with respect to ESG goals, to align with Company and stockholder interests.
Base Salary	
	▪ Provide a competitive level of fixed cash compensation for high-performing executives; and ▪ Reward individual performance, level of experience, and responsibility.

Fiscal 2023 Performance

We achieved the following:

Fiscal Year Ended August 31 ($ millions, except diluted earnings per share)	GAAP	Non-GAAP[1]
Net Sales	2023 $3,952 2022 $4,006 2021 $3,461	
Diluted Earnings Per Share / Adjusted Diluted Earnings Per Share	2023 $10.76 2022 $11.08 2021 $8.38	2023 $14.05 2022 $12.83 2021 $10.17
Net Cash Flow From Operating Activities (GAAP) / Free Cash Flow (Non-GAAP)	2023 $578 2022 $316 2021 $409	2023 $511 2022 $260 2021 $365
Adjusted ROIC		2023 17.7% 2022 18.1% 2021 16.1%

[1] This column includes non-GAAP financial measures used by the Board and management to assess the performance of the business. See *Appendix A* for reconciliations to the most directly comparable financial measures calculated in accordance with GAAP.

Net sales of $3.95 billion for the year ended August 31, 2023 decreased by $53.9 million, or 1.3%, compared with the prior-year period due to declines in sales within our ABL segment, partially offset by higher sales within our ISG segment. The divestiture from our Sunoptics prismatic skylight business, the acquisition of KE2 Therm, and changes in foreign currency rates did not have a meaningful impact on net sales for the year ended August 31, 2023.

Diluted earnings per share for fiscal 2023 was $10.76 compared with $11.08 for the prior-year period, a decrease of $0.32 per share, or 2.9%. The decline in diluted earnings per share reflects lower net income, partially offset by lower outstanding diluted shares. Adjusted diluted earnings per share for fiscal 2023 was $14.05 compared with $12.83 for the prior-year period, an increase of $1.22 per share or 9.5%. The improvement in adjusted diluted earnings per share reflects higher adjusted net income, as well as lower outstanding diluted shares.

We generated $578.1 million of cash flows from operating activities during fiscal 2023 compared with $316.3 million in the prior-year period, an increase of $261.8 million. This increase was due primarily to increased cash collections from customers and fewer inventory purchases during the current period, partially offset by the timing of payments for purchases on account. Cash generated from operating activities, cash on hand, and additional long-term debt borrowings were used during fiscal 2023 to fund our capital allocation priorities, including: $66.7 million in capital expenditures to support organic growth in our business, $16.8 million in dividends paid to stockholders, and $268.9 million, or 1.6 million, of share repurchases.

In fiscal 2023, we delivered adjusted ROIC of 17.1%, well above our estimated WACC of 10.5%.

Financial Performance Measures for Short-Term Incentive Program

The financial performance measures and their relative weightings are established by the Compensation and Management Development Committee and ratified by the Board early in the fiscal year. In selecting appropriate performance measures, the Compensation and Management Development Committee considers management's recommendations, which incorporate and consider the long- and short-term strategic goals of the Company, and reviews available peer company information and other market data provided by its compensation consultant.

Each of the financial performance measures shown below may be adjusted to exclude the impact of: (a) special charges for streamlining efforts and impairments; (b) the distortive effect of business acquisitions and/or dispositions; (c) purchase accounting adjustments; (d) significant changes in income tax rates or regulations; (e) significant changes in foreign currency; (f) refinancing or extinguishment of debt; (g) changes in accounting principles or accounting policies; and (h) any other unusual gain or loss or event deemed appropriate by the Compensation and Management Development Committee. For fiscal 2023, the only adjustments the Committee made were to exclude the impact of severance expenses resulting from business actions taken in the first and fourth quarters of the year.

SHORT-TERM INCENTIVE PROGRAM FINANCIAL PERFORMANCE MEASURES

Performance Measure[2]	Weighting	Performance Objectives[1]			Actual (in millions)	Achievement % (rounded)	Weighted Payout % (rounded)
		Threshold	Target	Maximum			
Net sales	34%	$3,862	$4,294	$4,723	$3,952	60%	20%
Adjusted operating profit	33%	$460	$548	$605	$486	65%	21%
Free cash flow	33%	$383	$451	$496	$511	200%	66%
					Company Payout Percentage		**107%**

[1] Threshold, Target, and Maximum are payable at 50%, 100%, and 200%, respectively.

[2] Adjusted operating profit and free cash flow are non-GAAP financial measures. See *Appendix B* for reconciliations to the most directly comparable financial measures calculated in accordance with GAAP and information relating to the calculation of these performance measures.

Performance-Based Incentive Compensation

The Compensation and Management Development Committee made key compensation decisions for our NEOs for fiscal 2023 as discussed below.

STI Program payouts for fiscal 2023 were based on the achievement of previously established financial performance measures and the achievement of individual performance goals. Eighty percent (80%) of the cash incentive opportunity could be earned based on the Company's performance relative to net sales, adjusted operating profit, and free cash flow. The actual financial performance achieved in reference to the threshold, target, and maximum ranges resulted in achievements of net sales at 60%, adjusted operating profit at 65%, and free cash flow at 200%. Based on the weighting of each financial measure, this resulted in a payout based on the Company performance of 107%. Twenty percent (20%) of the cash incentive opportunity could be earned based on achievement of individual performance goals, which include ESG goals. Each NEO's final STI Program payout was calculated by taking the sum of the individual participant's base salary multiplied by their STI Program target percent, then applying the achievement level of the financial performance measures and the individual performance level.

The Board granted NEOs equity awards in October 2022 under the LTI Program as follows:

- For the CEO (a) 75% in the form of PSUs that vest, if at all, three years from the grant date, and (b) 25% in the form of RSUs that vest ratably over a three-year period.

- For all other NEOs (a) 60% in the form of PSUs that vest, if at all, three years from date of grant, and (b) 40% in the form of RSUs that vest ratably over a three-year period.

The actual number of PSUs earned will be determined at the end of the three-year period based on the level of achievement of adjusted ROIC in excess of established WACC thresholds and our relative ranking against the S&P 400 Capital Goods Index, both of which may allow for an earned payout up to two times the number of PSUs originally awarded.

Corporate Governance at Acuity Brands

| **ITEM 1:** | **ELECTION OF DIRECTORS** |

The Board has nominated each of our ten current directors listed below to be re-elected to serve a one-year term expiring at our next annual meeting of stockholders or until a successor is elected or qualified.


Neil M. Ashe
Marcia J. Avedon, Ph.D.
W. Patrick Battle
Michael J. Bender
G. Douglas Dillard, Jr.
James H. Hance, Jr.
Maya Leibman
Laura G. O'Shaughnessy
Mark J. Sachleben
Mary A. Winston


Our By-Laws provide that the number of directors constituting the Board shall be determined from time to time by the Board. Currently, the number of directors constituting the Board is fixed at ten and consists of the directors listed above. All directors have been nominated for re-election at this Annual Meeting after being recommended by the members of the Governance Committee. If elected, each of the nominees will hold office for a one-year term expiring at our next annual meeting or until a successor is elected or qualified.

Our Corporate Governance Guidelines provide that persons will not be nominated for election after their 75th birthday unless the Board, on the recommendation of the Governance Committee, determines that due to unique or extenuating circumstances it is in the best interests of the Company and its stockholders to waive such limitation. Directors are expected to offer to resign as of the annual meeting following their 75th birthday. The Board waived the age requirement for Mr. Hance, age 79, who has been nominated for election at this Annual Meeting. The additional one-year term for Mr. Hance will provide continuity during our ongoing board review and refreshment process, as well as allow the Company to continue to benefit from his diverse skills and experience.

The persons named in the accompanying proxy, or their substitutes, will vote for the election of the ten nominees. No proposed nominee is being elected pursuant to any arrangement or understanding between the nominee and any other person or persons. All nominees have consented to stand for election at this meeting. If any of the proposed nominees become unable or unwilling to serve, the persons named as proxies in the accompanying proxy, or their substitutes, shall have full discretion and authority to vote or refrain from voting for any substitute nominees in accordance with their judgment.

A summary of each director nominee's business experience and qualifications, other public company directorships held currently or in the last five years, and membership on the standing committees of the Board of the Company is below.

 **The Board recommends that you vote FOR each of the Director Nominees.**

Director Information

Board Skills and Experience Summary

Executive Leadership:
Experience as a public company CEO or other executive officer, either current or past; or a senior executive, division president, or functional leader within a complex organization — **10/10**

Corporate Governance:
Current or previous service on a public company board of directors; or understanding of public company operating responsibilities and with issues commonly faced by public companies — **10/10**

Strategic Growth and Development:
Knowledge of strategic planning and mergers and acquisitions in large organizations operating in multiple geographies — **10/10**

Operational/Manufacturing:
Experience in the oversight of large-scale operations, including manufacturing in industries similar to the ones in which the Company operates — **6/10**

Finance, Accounting, and Capital Markets:
Knowledge of finance or financial reporting; experience with debt/capital market transactions; or experience as a principal financial officer, principal accounting officer, controller, public accountant, or auditor — **10/10**

Human Capital and Talent Management:
Experience in attracting, developing, and retaining talent and building strong cultures — **10/10**

Enterprise Risk Management/Sustainability:
Experience in oversight of enterprise-wide risk management, including cybersecurity; or experience in creating long-term value by embracing opportunities and managing risks deriving from ESG developments — **8/10**

Engineering, Technology, and Innovation:
Experience in leading edge engineering and technology innovation; experience in digital transformation of a business — **9/10**

Director Nominees



NEIL M. ASHE

Director Since: 2020

Age: 56

Non-Independent
(Chairman, President and Chief Executive Officer)

Committees: None

SKILLS AND QUALIFICATIONS

Mr. Ashe brings to our Board extensive executive leadership experience and demonstrated ability to lead innovation, growth and change in competitive and fast-moving industries. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Chairman of the Board of the Company since January 2021
- President and Chief Executive Officer of the Company since January 2020
- CEO of Faster Horses LLC, which invests in, operates and advises companies that are embracing the power of digital to grow and change their businesses, from February 2017 to December 2019
- President and CEO, Global eCommerce & Technology, of Walmart, Inc., a multi-national retail corporation, from January 2012 to January 2017
- President of CBS Interactive, an online content network for information and entertainment, from July 2008 to July 2011
- CEO of CNET Networks, Inc., an online platform that provides media and marketing services, from 2006 to 2008
- Served on the Boards of Directors of numerous companies, including CNET Networks, Inc. and AMC Networks, Inc.

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** Vericity, Inc.
- **Previous (during the past 5 years):** None



MARCIA J. AVEDON, Ph.D.

Director Since: 2022

Age: 62

Independent

Committees: Compensation and Management Development; Governance

SKILLS AND QUALIFICATIONS

Dr. Avedon brings to our Board over 30 years of experience leading organizational transformation, talent and succession management, culture change, corporate social responsibility and communications. Her expertise, including in the following areas, qualifies her to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Founder and CEO, Avedon Advisory LLC since April 2022
- Executive Vice President, Chief Human Resources, Marketing and Communications Officer for Trane Technologies PLC from March 2020 to April 2022
- Senior Vice President of Human Resources, Communications and Corporate Affairs for Ingersoll Rand from February 2007 to March 2020
- Chief HR Officer of Merck from January 2002 to December 2006
- Positions in Human Resources of increasing responsibility at Honeywell International from 1995 to 2002
- Early career included positions in human resources at Anheuser-Busch Companies, Inc. and as a consultant with Booz, Allen & Hamilton, Inc.

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** Generac Power Systems
- **Previous (during the past 5 years):** GCP Applied Technologies and Lincoln National Corporation



W. PATRICK BATTLE

Director Since: 2014

Age: 60

Independent

Committees: Compensation and Management Development; Governance

SKILLS AND QUALIFICATIONS

Mr. Battle brings to our Board extensive operational, strategic, and marketing expertise gained through his senior leadership positions. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting, and human capital and talent management; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Managing Partner of Stillwater Family Holdings since 2010
- Chairman of IMG College (formerly known as The Collegiate Licensing Company, "CLC"), a national collegiate licensing and marketing firm, from 2007 to 2011; prior to joining IMG in 2007, Mr. Battle was president and CEO of CLC, where he worked since 1984

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** MasterCraft Boat Holdings, Inc.
- **Previous (during the past 5 years):** None



MICHAEL J. BENDER

Director Since: 2022

Age: 62

Independent

Committees: Audit; Governance

SKILLS AND QUALIFICATIONS

Mr. Bender brings to our Board a strong background as an executive leader with extensive experience operating businesses at scale in the retail, integrated healthcare, real estate, e-commerce and global food and beverage industries. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operational and manufacturing; finance, accounting, and capital markets; human capital and talent management; enterprise risk and sustainability; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- President and CEO of Eyemart Express, LLC ("Eyemart"), an eyecare retailer, from January 2018 to April 2022, having previously served as President of Eyemart from September 2017 to January 2018
- Chief Operating Officer, Global eCommerce of Walmart Inc. ("Walmart"), a multinational retail corporation, from July 2014 to February 2017, following service in various executive level positions at Walmart, including EVP and President of West Business Unit from 2011 to 2014; SVP, Mountain Division from 2010 to 2011; and Vice President and General Manager of Southwest Region from 2009 to 2010
- Various senior level positions from 2003 to 2007 at Cardinal Health, Inc., a global, integrated healthcare services and products company, including President and General Manager, Retail and Alternate Care
- Vice President, Store Operations of L-Brands, Inc., Victoria Secret Stores, an international specialty retailer, from 1999 to 2002
- Variety of sales, finance, and operating roles at PepsiCo, Inc., a global food and beverage company, from 1984 to 1999

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** Kohl's Corporation
- **Previous (during the past 5 years):** Ryman Hospitality Properties, Inc.



G. DOUGLAS DILLARD, JR.

Director Since: 2017

Age: 53

Independent

Committees: Audit; Governance

SKILLS AND QUALIFICATIONS

Mr. Dillard brings to our Board financial and strategic expertise, including his vast and relevant experience with software and business service companies, which is fundamental to the Company's current strategic direction. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Founder and Managing Partner of Slewgrass Capital, LLC, and Slewgrass Partners, LLC, a family investment fund, since 2017
- Co-Managing Partner of Standard Pacific Capital ("Standard Pacific"), an investment management firm, from 2005 to 2016
- Investment Partner of Standard Pacific from 1998 to 2005, responsible for the firm's investments in software and business service companies and non-Asia emerging markets
- Co-Portfolio Manager of Standard Pacific's flagship Global Fund from 2005 to 2016
- Adjunct professor at the McDonough School of Business at Georgetown University since 2017

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** None
- **Previous (during the past 5 years):** None



JAMES H. HANCE, JR.

Director Since: 2014

Age: 79

Independent

Committees: Compensation and Management Development; Governance (Chair)

SKILLS AND QUALIFICATIONS

Mr. Hance brings to our Board extensive leadership, operational, and financial expertise, as well as significant corporate governance knowledge from his service on other large public company boards. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Operating executive of The Carlyle Group LP, a global investment firm, since 2005
- Vice Chairman of Bank of America Corporation, a bank and financial holding company, from 1993 to 2005; Chief Financial Officer from 1988 to 2004
- Chairman and co-owner of Consolidated Coin Caterers Corporation, a manufacturer, marketer, and distributor of soft drinks, from 1985 to 1986
- Partner at PricewaterhouseCoopers, a multinational professional services brand of firms, from 1979 to 1985; audit staff from 1969 until 1978
- Certified Public Accountant
- Served on the Boards of Directors of numerous companies, including Cousins Properties Incorporated, Duke Energy Corporation, Ford Motor Company, Parkway, Inc., Sprint-Nextel Corporation, Rayonier, Inc., EnPro Industries, Morgan Stanley, and Bank of America Corporation

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** The Carlyle Group, Inc.
- **Previous (during the past 5 years):** None



MAYA LEIBMAN

Director Since: 2020

Age: 57

Independent

Committees: Compensation and Management Development (Chair); Governance

SKILLS AND QUALIFICATIONS

Ms. Leibman brings to our Board extensive technology, cybersecurity, operational, strategic and leadership expertise gained through her senior leadership positions. Her expertise, including in the following areas, qualifies her to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Senior Advisor, American Airlines Group Inc., a publicly traded airline holdings company ("AA"), since January 2023
- Executive Vice President and Chief Information Officer of AA from November 2015 to December 2022
- Senior Vice President and Chief Information Officer of AA from December 2011 to November 2015
- President of AAdvantage Loyalty Program from July 2010 to December 2011
- Various roles of increasing responsibility at AA from September 1994 to July 2010

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** None
- **Previous (during the past 5 years):** None



LAURA O'SHAUGHNESSY

Director Since: 2020

Age: 46

Independent

Committees: Audit; Governance

SKILLS AND QUALIFICATIONS

Ms. O'Shaughnessy brings to our Board extensive digital, technology, business development, and strategic expertise gained through her various leadership positions. Her expertise, including in the following areas, qualifies her to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; finance, accounting, and capital markets; human capital and talent management; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Co-Founder and Chief Marketing Officer, The Picnic Group, Inc., a boutique holding company of food brands, since December 2022
- Independent Consultant since August 2020
- Chief Digital Officer of ReserveBar, an e-commerce leader in rare, luxury, and ultra-premium spirits, from August 2022 to October 2022
- Co-Founder of Code3 (formerly SocialCode), a technology company that manages digital and social advertising for leading consumer brands, and served as CEO from 2009 to August 2020
- Business and Product Strategy of the Slate Group, an online publisher, from 2009 to 2010

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** Vroom, Inc.
- **Previous (during the past 5 years):** None



MARK J. SACHLEBEN

Director Since: 2021

Age: 58

Independent

Committees: Compensation and Management Development; Governance

SKILLS AND QUALIFICATIONS

Mr. Sachleben brings to our Board extensive financial, digital technology, and strategic planning expertise, as well corporate governance experience gained through his senior leadership positions. His expertise, including in the following areas, qualifies him to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; finance, accounting, and capital markets; human capital and talent management; enterprise risk management and sustainability; and engineering, technology, and innovation.

CAREER HIGHLIGHTS

- Advisor to the Chief Financial Officer of New Relic, Inc. ("New Relic"), an engineer focused, data-driven company, from August 2022 to May 2023
- Chief Financial Officer of New Relic from April 2008 to August 2022
- Corporate Secretary of New Relic from February 2018 to August 2022
- Vice President of Finance of Wily Technology, Inc., a software company, from December 1999 to March 2006

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** MeridianLink, Inc.
- **Previous (during the past 5 years):** None



MARY A. WINSTON

Director Since: 2017

Age: 62

Independent

Committees: Audit (Chair); Governance

SKILLS AND QUALIFICATIONS

Ms. Winston brings to our Board extensive management, operational, and financial expertise gained through her senior leadership positions, as well as significant corporate governance knowledge from her service on other large public company boards. Her expertise, including in the following areas, qualifies her to serve as a director of our Board: executive leadership; corporate governance; strategic growth and development; operations and manufacturing, finance, accounting, and capital markets; human capital and talent management; and enterprise risk management and sustainability.

CAREER HIGHLIGHTS

- President and Founder, Winsco Enterprises, Inc., a consulting firm, since 2016
- Interim CEO of Bed Bath & Beyond, Inc., a retail chain specializing in housewares, furniture and specialty items, from May 2019 to November 2019
- Executive Vice President and Chief Financial Officer of Family Dollar Stores, Inc., a leading discount retailer, from 2012 to 2015
- Senior Vice President and Chief Financial Officer of Giant Eagle, Inc., a supermarket chain, from 2008 to 2012
- Executive Vice President and Chief Financial Officer of Scholastic Corporation, a global children's publishing, education and media company, from 2004 to 2007
- Held senior executive positions at Visteon Corporation, a global technology company, and Pfizer Inc., an American multinational pharmaceutical and biotechnology corporation, from 1995 to 2004
- Certified Public Accountant (inactive)
- Served on the Boards of Directors of numerous companies, including Plexus Corporation and SUPERVALU Inc.

OTHER PUBLIC COMPANY DIRECTORSHIPS

- **Current:** Chipotle Mexican Grill, Inc., Northrop Grumman Corporation, and The Toronto-Dominion Bank
- **Previous (during the past 5 years):** Bed Bath & Beyond, Inc., Domtar Corporation, and Dover Corporation

Director Nomination Process

Annual Assessment of Size, Composition, and Structure

The Governance Committee, comprised of all of our independent directors, is responsible for recommending to the Board the director nominees to be elected by our stockholders each year at our annual meeting of stockholders. The Governance Committee is also responsible for recommending to the Board any nominees for appointment to fill a new Board seat or Board vacancy. To fulfill these responsibilities, the Governance Committee annually assesses the requirements of the Board and makes recommendations to the Board regarding its size, composition, and structure.

Incumbent Nominations

In determining whether to nominate an incumbent director for re-election, the Governance Committee, in consultation with the Board Chair and the Lead Director, evaluates each incumbent director's continued service in light of the current assessment of the Board's requirements, taking into account factors such as evaluation of the incumbent's performance.

Identification and Consideration Process of New Nominees

1 | **Identification of Qualified Candidates**

The Governance Committee first identifies a qualified candidate or candidates. Candidates may be identified through: the engagement of an outside search firm; recommendations from independent directors, the Board Chair, management or other advisors to the Company; or stockholder recommendations.

2 | **Review of Qualifications**

The Governance Committee reviews the qualifications of each candidate. As expressed in our Corporate Governance Guidelines, we do not set specific criteria for directors, but the Governance Committee reviews the qualifications and skills of each candidate, including, but not limited to, the candidate's experience, judgment, diversity, and experience in or knowledge of marketing, innovation, manufacturing, cybersecurity, software, electronic and distribution technologies, international operations, and accounting or financial management.

3 | **Candidate Interview**

Final candidates are interviewed by multiple Governance Committee members, as well as the Board Chair and the Lead Director (who currently is the Governance Committee Chair).

4 | **Recommendation**

The Governance Committee makes a recommendation to the Board based on its review, the results of interviews with the candidates, and all other available information.

5 | **Final Decision**

The Board makes the final decision on whether to invite a candidate to join the Board after completion of independence, reference, and background checks.

6 | **Invitation**

The Board-approved invitation is extended by the Governance Committee Chair and the Board Chair.

Recent Additions to the Board

As an example of the process outlined above, when the Board conducted a search to identify candidates to further its refreshment efforts in fiscal 2022, it engaged an outside search firm to assist in identifying potential director candidates. The outside search firm conducted a skills assessment of the current Board and, after a review of this assessment by the Governance Committee, was instructed to search for candidates that had skills and experience within our current strategic priorities of operations, industry, role (active CEO or chief information officer), financial, governance, ESG expertise, global operations, human capital management, diversity, and technology. The search firm identified several candidates, who were then interviewed by the Board Chair and the Lead Director. The final candidates were subsequently interviewed by other members of the Governance Committee. Two candidates were identified: Dr. Avedon and Mr. Bender. After completion of reference and background checks and a review of various independence requirements, these candidates were extended invitations to join the Board. The Board approved each candidate.

Importance of Board Diversity

Our Corporate Governance Guidelines provide that the Governance Committee should consider diversity when reviewing the appropriate experience, skills, and characteristics required of directors. In evaluating director candidates, the Governance Committee considers the diversity of the experience, skills, and characteristics that each candidate brings to the Board and whether the candidate's background, qualifications and characteristics will complement the overall membership of the Board. For purposes of Board composition, diversity also may include, among other unique characteristics, age, gender, ethnicity, race, national origin, and/or geographic background. The Governance Committee and the Board seek to maintain a Board comprised of talented and dedicated directors with a diverse mix of skills, backgrounds, and expertise in areas that will foster the Company's continued business success and that will reflect the diverse nature of the business environment in which we operate. The Board maintains a Board Diversity Policy which is available on the Company's website at *www.acuitybrands.com* under *For Investors* then *Governance—Committee Charters & Governance Documents.*

Importance of Time Commitment

The Board believes that directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively and should be committed to serve on the Board for an extended period of time. Therefore, our Corporate Governance Guidelines generally prohibit (i) an outside director from serving on more than four public company boards (including our Board) at one time, (ii) our CEO from serving on more than two public company boards (including our Board) at one time, and (iii) the Board Chair or Lead Director from serving on more than three public company boards (including our Board).

Stockholder Recommendations for Candidates for Director

Pursuant to a policy adopted by the Board, the Governance Committee will consider recommendations for candidates for director from stockholders made in writing via certified mail and addressed to the attention of the Chair of the Governance Committee, c/o Corporate Secretary, Acuity Brands, Inc., 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309. The Governance Committee will consider such recommendations on the same basis as those from other sources. Stockholders making recommendations for candidates for director should provide the same information required for director nominations by stockholders at an annual meeting, and such recommendations must be received by the Company in accordance with the advance notice provision of our By-Laws, each as explained in the section entitled *Next Annual Meeting—Stockholder Proposals and Director Nominations*.

Proxy Access Nominations

Our By-Laws enable a stockholder, or a group of up to 20 stockholders, owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director candidates constituting up to the greater of 20% of the number of directors then in office or two directors, subject to the requirements specified in our By-Laws. Stockholders who wish to nominate director candidates for inclusion in our proxy materials under our proxy access By-Law provisions must satisfy the requirements (including, but not limited to, the timelines) in our By-Laws as described in the section entitled *Next Annual Meeting—Stockholder Proposals and Director Nominations*. The Board expects to evaluate any director candidates nominated through the proxy access process in a manner similar to that used to evaluate other director candidates.

Board Refreshment and Succession Planning

We have added skills, expertise, and diversity to the Board with the addition of Dr. Avedon (June 2022), Mr. Bender (September 2022), Ms. Leibman (February 2020), Ms. O'Shaughnessy (June 2020), and Mr. Sachleben (August 2021) in such areas as executive leadership, strategic growth and development, engineering, technology, innovation, finance, accounting, human capital and talent management, enterprise risk management, and sustainability. It is the intention of the Board to continue this refreshment process over the coming years as we plan for the retirement of certain members of the Board, when additional skills and expertise are identified during the annual assessment process, or as a result of our strategic planning process.

5 new independent

directors in

3 years
(2020-2022)

Director Independence

The Board is responsible for supervising the management of the Company. The Board has reviewed and determined that all of its current members, except Neil M. Ashe, the Chairman, President and CEO, have no material relationship with the Company and are independent, based on the listing standards of the NYSE, the categorical standards in our Corporate Governance Guidelines, and a finding of no other material relationships. Our Corporate Governance Guidelines are available on our website at *www.acuitybrands.com* under *For Investors* then *Governance—Committee Charters & Governance Documents*.

Board and Committees

Board Leadership Structure

The Board believes that no single leadership structure fits all organizations. The Board, using its diverse skills and experience, considers the most appropriate leadership structure for our Company based on the specific circumstances and challenges we face. The independent Board members challenge management and demonstrate independence and free thinking as necessary to ensure effective oversight. The Board also prioritizes stockholder engagement and discusses feedback received. As a result, the Board is in the best position to evaluate the relative benefits and challenges of different Board leadership structures, and ultimately decides which one best serves the interests of all of our stakeholders. The independent directors, therefore, believe that the Company's current structure, with an independent Lead Director and standing committees consisting entirely of independent directors, provides strong independent leadership and oversight, as well as efficient and clear leadership, communication, and administration.

Duties and Responsibilities of the Board Chair

Our Corporate Governance Guidelines provide that whenever the Board Chair is a member of management, there will be an independent Lead Director. Some of the responsibilities of the Board Chair include, but are not limited to:

- facilitating the flow of information between management and the Board;
- providing an appropriate amount of management oversight;
- facilitating the efficient operation of the Board by ensuring the Board is fulfilling its obligations and duties; and
- framing effective strategic alternatives based on extensive knowledge of the Company and the industry in which it operates.

Duties and Responsibilities of the Lead Director

Our Lead Director is an independent director appointed each year by the independent members of the Board after the annual meeting of stockholders. The Lead Director's responsibilities, as described in our Corporate Governance Guidelines, include:

- providing oversight to ensure the Board works in an independent, cohesive fashion;
- ensuring Board leadership in the absence or incapacitation of the Board Chair;
- chairing Board meetings when the Board Chair is not in attendance;
- coordinating with the Board Chair to ensure the conduct of the Board meeting provides adequate time for serious discussion of appropriate issues and that appropriate information is made available to Board members on a timely basis;
- chairing executive sessions and acting as liaison between the independent directors and the Board Chair on matters raised in such sessions; and
- coordinating with the Board Chair and CEO, or if they are not the same person, the CEO, to set the agenda for Board meetings.

In addition, the Lead Director meets separately each quarter with our General Counsel and is entitled to request material and receive notice of and attend all Board committee meetings and to discuss other matters, as needed, directly with our General Counsel.

The Board believes that having an independent Lead Director whose responsibilities closely parallel those of an independent chair ensures that the appropriate level of independent oversight is applied to all Board decisions.

Our Corporate Governance Guidelines provide that our Board will include a majority of independent directors.

As described in *Item 1—Election of Directors*, nine of our ten director nominees are independent. In addition, only independent directors serve as members of the Audit Committee, the Compensation and Management Development Committee, and the Governance Committee. Each of the standing committees is led by a committee chair who sets the agenda for the committee and reports to the full Board on the committee's work. The independent members of the Board and the independent members of each of the standing committees meet quarterly in executive session.

90%

Independent Directors

Committees of the Board

The Board has delegated certain functions to the Audit Committee, the Compensation and Management Development Committee, and the Governance Committee. Our committee Charters describe the responsibilities of each standing committee. For information about where to access the Charters, see *Governance Policies and Procedures*.

Audit Committee (6 meetings during fiscal 2023)

Fiscal 2022 Committee Members:	Rotated In/New Director:	Current Committee Members:

Mary A. Winston (Chair)
James. H. Hance, Jr.
Laura G. O'Shaughnessy
Ray M. Robinson
	Michael J. Bender
	    (Appointed September 2022)
	G. Douglas Dillard, Jr.
	    (Rotated January 2023)
	
	Rotated Out/Retired:
	
	Ray M. Robinson
	    (Retired January 2023)
	James. H. Hance, Jr.
	    (Rotated January 2023)
		Mary A. Winston (Chair)
		Michael J. Bender
		G. Douglas Dillard, Jr.
		Laura G. O'Shaughnessy

Roles and Responsibilities of the Audit Committee

- Matters pertaining to our auditing, internal control, financial reporting, and financial risk exposures (including cybersecurity), as set forth in the Audit Committee's report (see *Report of the Audit Committee*) and in its Charter.

- Each quarter, the Audit Committee meets separately with the independent registered public accounting firm, the internal auditor, the Chief Financial Officer, the General Counsel, and the Chief Compliance Officer without other management present.

- Annually, the Audit Committee evaluates the performance of the independent registered public accounting firm in relation to its functions and responsibilities (see *Selection and Engagement of the Independent Registered Public Accounting Firm*).

Each member of the Audit Committee is independent under the requirements of the SEC and the Sarbanes-Oxley Act of 2002. In addition, the Board has determined that each member of the Audit Committee meets the current independence and financial literacy requirements of the listing standards of the NYSE. The Board has determined that each of the members of the Audit Committee satisfy the "audit committee financial expert" criteria adopted by the SEC and that each of them has accounting and related financial management expertise required by the listing standards of the NYSE.

Compensation and Management Development Committee (5 meetings during fiscal 2023)

Fiscal 2022 Committee Members:	Rotated In/New Director:	Current Committee Members:

Dominic J. Pileggi (Chair)
Marcia J. Avedon, Ph.D.
W. Patrick Battle
G. Douglas Dillard, Jr.
Maya Leibman
Mark J. Sachleben
	James H. Hance, Jr.
	    (Rotated January 2023)
	
	Rotated Out/Retired:
	
	Dominic J. Pileggi
	    (Retired January 2023)
	G. Douglas Dillard, Jr.
	    (Rotated January 2023)
		Maya Leibman (Chair)
		Marcia J. Avedon, Ph.D.
		W. Patrick Battle
		James H. Hance, Jr.
		Mark J. Sachleben

Roles and Responsibilities of the Compensation and Management Development Committee

▪ Matters relating to the evaluation and compensation of the executive officers and non-employee directors, as described in its Charter.

▪ Matters relating to management development and succession, as well as oversight of DEI.

▪ At most regularly scheduled meetings, the Compensation and Management Development Committee meets privately with an independent compensation consultant without management present.

▪ Annually, the Compensation and Management Development Committee evaluates the performance of the independent compensation consultant in relation to the its functions and responsibilities.

Each member of the Compensation and Management Development Committee is independent under the listing standards of the NYSE and a non-employee director under Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Board has determined that each member of the Compensation and Management Development Committee meets the additional independence requirements applicable to compensation committees under NYSE listing standards.

Compensation Committee Interlocks and Insider Participation

The directors who served on the Compensation and Management Development Committee of the Board during the fiscal year ended August 31, 2023, were Marcia J. Avedon, Ph.D., W. Patrick Battle, G. Douglas Dillard, Jr., James H. Hance, Jr., Maya Leibman, Dominic Pileggi, and Mark J. Sachleben. None of these individuals are, or ever have been, officers or associates of the Company. During fiscal 2023, none of our executive officers served as a director or on the compensation committee of any entity for which any of these individuals served as an executive officer, and there were no other compensation committee interlocks with the entities with which these individuals or our other directors are affiliated.

Governance Committee (4 meetings during fiscal 2023)

Fiscal 2022 Committee Members:	Rotated In/New Director:	Current Committee Members:
James H. Hance, Jr. (Chair)	Michael J. Bender	James H. Hance, Jr. (Chair)
Marcia J. Avedon, Ph.D.	(Appointed September 2022)	Marcia J. Avedon, Ph.D.
W. Patrick Battle		W. Patrick Battle
G. Douglas Dillard, Jr.	**Rotated Out/Retired:**	Michael J. Bender
Maya Leibman		G. Douglas Dillard, Jr.
Laura G. O'Shaughnessy	Dominic J. Pileggi	Maya Leibman
Dominic J. Pileggi	(Retired January 2023)	Laura G. O'Shaughnessy
Ray M. Robinson	Ray M. Robinson	Mark J. Sachleben
Mark J. Sachleben	(Retired January 2023)	Mary A. Winston
Mary A. Winston		

Roles and Responsibilities of the Governance Committee

▪ Reviewing matters pertaining to the composition, organization, and practices of the Board.

▪ Recommending changes to the Corporate Governance Guidelines.

▪ Recommending changes to and overseeing the administration of the Code of Ethics and Business Conduct.

▪ Overseeing our ESG initiatives through our EarthLIGHT program.

▪ Periodic evaluation of the Board and individual directors.

▪ Recommending to the full Board a slate of directors for election by stockholders at the annual meeting and candidates to fill a new Board position or any vacancies on the Board as explained in greater detail in the section entitled *Director Nomination Process*.

The Board has determined that each member of the Governance Committee is independent under the listing standards of the NYSE.

Director Engagement

Board Meetings and Attendance

During the fiscal year ended August 31, 2023, the Board held four regular meetings. Each incumbent member of the Board attended 75% or more of the aggregate of (i) the total number of meetings of the Board held during fiscal 2023 (during the period for which such person served as a director), and (ii) the total number of meetings of each committee of the Board held during fiscal 2023 (during the period for which such person served as a member of the committee).

The Company does not have a formal policy regarding director attendance at its annual meeting of stockholders. However, we expect that each continuing director will attend the annual meeting of stockholders, absent a valid reason. All of our continuing directors attended the most recent annual meeting.

Meetings of Non-Management Directors

Our Corporate Governance Guidelines provide that all non-management directors meet in executive session outside the presence of the CEO and other Company personnel during a portion of each of the Board's meetings. As discussed above, the Lead Director chairs these executive sessions and develops the agenda for each executive session.

Beyond the Boardroom

Our directors routinely receive updates on the Company's strategy and operations from members of the management team during quarterly meetings that allow continued engagement with our associates who are involved in day-to-day operations. In addition, the members of the Board may periodically visit one or more of the Company's operating facilities.

When a new director is elected to the Board, the Company's senior leadership team conducts an orientation that covers such topics as strategy, product innovation, industry overview, sales and marketing strategies, supply chain and sourcing management, financial highlights and planning, legal entity structure, and a general overview of the Company's governance policies and practices, including a review of a director's fiduciary duties.

Board Evaluation Process

The Board believes in a robust self-evaluation process. The Board performs a full Board evaluation each year that includes an assessment of each Committee. The evaluation process described below is managed by the Corporate Secretary's office with oversight by the Governance Committee. The Governance Committee may retain an independent third party to assist in the evaluation process if deemed appropriate.

1 | Completion of Questionnaires

All members of the Board complete a detailed confidential questionnaire on the performance of the full Board on such topics as: alignment with the Company's mission, vision, values and long-term strategies and goals; effectiveness and commitment to fiduciary responsibilities; oversight of Company's long-term strategy and risk management; support of a culture of mutual trust and open communications; review of Board and committee composition relating to skills, expertise, diversity, size, and succession; feedback on the information provided to the Board and its committees relating timing and relevance of information from management and other advisors; productiveness and length of meetings; and effectiveness of the Board's leadership in areas of oversight, onboarding, succession planning, and facilitation.

2 | Committee Self-Evaluation

Each standing committee also conducts self-evaluations with results being reported by each standing committee chair to the Board. The committee self-evaluations consider: committee size; experience and skills of each committee member; appropriateness of committee responsibilities; length and content of quarterly meetings; communication among committee members; and other topics as deemed specifically appropriate by each standing committee.

3 | Data Analysis

Information is collected and analyzed, and a written report summarizing the responses is prepared and provided to the Board Chair and the Lead Director.

4 | Discussion

The Board Chair and Lead Director review and discuss the summary report with the Governance Committee and/or the Board.

5 | Follow-Up

Matters requiring follow-up are addressed by the Lead Director/Chair of the Governance Committee and the Board Chair.

Board Responsibilities

Strategic Oversight

The Board and its standing committees are involved in oversight of our strategy, including, but not limited to, major business and organizational initiatives, capital allocation, and potential business development opportunities. Each quarter the Board receives operational reports from senior leaders on key business activities and discusses one or more of the aforementioned areas. At least annually, the Board discusses the Company's long-term strategy, one-year plan, and three-year plan. The standing committees oversee elements of our strategy associated with their respective areas of responsibility.

Board Risk Oversight

While our management team is responsible for the day-to-day management of risk, the Board has broad oversight responsibility of our risk-management programs. In this role, the Board is responsible for ensuring that our risk-management processes and/or programs are designed and implemented effectively by management and that they function in the intended manner.

As outlined below, the Board delegates certain elements of its risk oversight function to its various standing committees. Each committee then discusses with the entire Board all aspects of its individual risk oversight. We believe that our risk oversight structure supports effective risk oversight by the Board. We also encourage open communication between management and directors with respect to risk oversight.

Full Board and Committees

Board Oversight

Pursuant to our Corporate Governance Guidelines, it is the Board's role to provide oversight of the Company's risk management processes. The Board receives quarterly updates on various risks from each committee chair. In addition to the committees' work in overseeing risk management, our Board regularly discusses significant risks that the Company may be facing.



Audit Committee	**Compensation and Management Development Committee**	**Governance Committee**
Specifically charged with the responsibility of meeting periodically, on at least a quarterly basis, with management to discuss major financial risk exposures (including cybersecurity risks) and the steps management has taken to monitor and control the Company's exposure to risk, including policies with respect to financial risk assessment and risk management.	Considers risk in acquiring and retaining human capital, as well as in designing the compensation program. The goal of the latter being to appropriately balance short-term incentives and long-term performance. A discussion of the compensation risk analysis conducted by the Compensation and Management Development Committee is included in the *Compensation Discussion and Analysis* later in this Proxy Statement.	Responsible for the composition and evaluation of the Board and its standing committees. Also, specifically charged with oversight of the Company's ESG programs (EarthLIGHT) and policies and any associated risks, and with oversight of the Company's Code of Ethics and Business Conduct.



Management routinely prepares and presents to the Board an enterprise risk management report identifying and evaluating key risks, including cybersecurity risks, and how these risks are being managed. In addition, management provides updates during the year of any material changes to the risk profile and reports on any newly identified risks.

Succession Planning and Human Capital Management

The Board and our Compensation and Management Development Committee routinely review the Company's plans for development and succession for key management positions and provide guidance to management on these plans. Human capital management, including our DEI initiatives previously discussed, is extremely important to the success of our business and strategies, and we recognize that it requires continued investment in our associates. The Board takes an active interest in the capabilities required to enable the strategies, as well as the continuing evolution of our human capital capabilities. Acuity Brands is an equal opportunity employer, and we are committed to making employment decisions without regard to race, color, religion, national or ethnic origin, sex, sexual orientation, gender identity or expression, age, disability, protected veteran status, or other characteristics protected by law. We seek to retain our associates through competitive compensation and benefits, as well as challenging work experiences with increasing levels of responsibility. We strive to engage our associates in ways that will enhance their personal well-being and promote job satisfaction.

Human Capital Management in Fiscal 2023



Associate Engagement, Workplace Culture, and Associate Value Proposition
Continued our focus on our Listening Strategy and associate engagement action planning - emphasizing the accountabilities and capabilities of our leaders actioning survey results.



Diversity, Equity, and Inclusion
Improved our inclusion index score by using our values to guide our business actions. Broadened our learning about the obstacles to associate success by listening to and engaging our associates. Added two new ERGs.



Health and Well-Being
Continued to support the well-being of our associates and their families by: providing further education on the features of our benefits, making it easier to identify providers for particular needs or communities, and providing access to various health care options.



Management Development and Associate Training
Launched a management effectiveness series focused on coaching to performance. Scaled a digital platform with learning content and resources to help associates expand their knowledge, skills, and abilities.



Associate Compensation
Focused on our competitive positioning using our career architecture and global pay structures, pay equity, and pay transparency.

Contacting the Board of Directors

The Board has adopted a policy that allows stockholders and other interested parties to communicate directly with the Board as a group by writing to the Board Chair, with our non-management directors as a group by writing to the Chair of the Governance Committee, and with members of the Audit Committee as a group by writing to the Chair of the Audit Committee, each in care of the Corporate Secretary at our principal executive offices. Our principal executive offices are located at 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309. All communications will be forwarded promptly by the Corporate Secretary to the appropriate Board member.

Governance Policies and Procedures

Corporate Governance Practices

Our Board has approved a number of changes to our corporate governance practices over the past several of years, including:

By-Law Amendment to Provide Proxy Access (2016). We amended our By-Laws to include proxy access rights, which enable a stockholder or a group of up to 20 stockholders owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials director candidates constituting up to the greater of 20% of the number of directors then in office or two directors, subject to the requirements specified in our By-Laws. The amendment to our By-Laws to include proxy access was the result of the Board's ongoing review of our corporate governance structure and current trends in corporate governance. The Board believes the proxy access By-Law provisions adopted by the Company conform generally with prevailing terms of proxy access By-Law provisions adopted by other public companies and reflect consideration of various factors identified by proxy advisory firms and corporate governance experts as critical to providing meaningful proxy access rights for stockholders.

Amendment of our Certificate of Incorporation to Declassify our Board of Directors (2017). We amended our Certificate of Incorporation to phase out the classified structure of our Board. All of our directors are now elected for one-year terms.

Amendments to our Corporate Governance Guidelines (2017). We amended to our Corporate Governance Guidelines to increase the retirement age of directors from 72 to 75, to provide that persons will not be nominated for election after their 75th birthday unless the Board determines that due to unique or extenuating circumstances it is in the best interest of the Company and its stockholders to waive such limitation. We subsequently amended the Corporate Governance Guidelines to reduce the number of public boards that our outside directors may serve on from five to four.

Amendment of our Certificate of Incorporation and By-Laws to Remove Supermajority Provisions (2021). We amended our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws to eliminate supermajority voting provisions relating to amendments to the Amended and Restated Certificate of Incorporation and the Amended and Restated By-Laws and the removal of directors.

Amendment of our Certificate of Incorporation and By-Laws to Permit Stockholders to Call a Special Meeting (2021). We amended our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws to grant stockholders holding 20% or more of the Company's outstanding common stock the ability to call a special meeting of stockholders.

Amendment and Restatement of our Incentive-Based Compensation Recoupment Policy (2023). We amended and restated our Incentive-Based Recoupment Policy to comply with recently adopted NYSE listing standards and SEC regulations governing compensation recovery policies. Under our policy as amended and restated, if we are required to prepare certain types of accounting restatements, we will be required to recover or "claw back" incentive-based compensation from any current or former executive officer, including our NEOs. We also may recover such compensation from our executive officers' direct reports.

We are continuing to evaluate recent amendments to Delaware law, and possible revisions to our governing documents resulting from those amendments. We have included a proposal in Item 2 of this Proxy Statement to approve an amendment to the Company's Restated Certificate of Incorporation to provide for exculpation of certain officers of the Company as permitted by recent amendments to Delaware law.

Corporate Documents and SEC Filings

The following governance documents are available on our website at *www.acuitybrands.com* under *For Investors* then *Governance — Committee Charters & Governance Documents*.

- Certificate of Incorporation
- By-Laws
- Corporate Governance Guidelines
- Audit Committee Charter
- Compensation and Management Development Committee Charter
- Governance Committee Charter
- Board Diversity Policy
- Policy Regarding Interested Party Communications with Directors

- Policy on Stockholder Recommendations for Board of Director Candidates
- Anti-Bribery and Anti-Corruption Policy
- Code of Ethics and Business Conduct
- Whistleblower and Non-Retaliation Policy
- Stock Ownership Guidelines Policy
- Policy on Political Activities and Public Policy Engagement
- *New* - Amended and Restated Incentive-Based Compensation Recoupment Policy

Copies of any of these documents will be furnished to any interested party by written request to the Corporate Secretary, Acuity Brands, Inc., 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309. Our SEC filings, including Section 16 filings, are available on our website at *www.acuitybrands.com* under *For Investors* then *Financials — SEC Filings.* Our proxy materials and annual report are available on our website at *www.acuitybrands.com* under *For Investors* then *Download Center.* Information on or connected to our website is not, and should not be, considered a part of this Proxy Statement.

Compensation of Directors

Non-Employee Director Compensation

The compensation program of our non-employee directors is designed to achieve the following goals:

- compensation should fairly pay directors for work required for a company of our size and scope;
- compensation should align directors' interests with the long-term interests of stockholders; and
- the structure of the compensation should be simple, transparent, and easy for directors and stockholders to understand.

Mr. Ashe, who is an employee of the Company, receives no additional compensation for serving as a director.

Director Fees

The compensation paid to our non-employee directors for their service on our Board and its committees is reviewed periodically with the assistance of the Compensation and Management Development Committee's independent compensation consultant using comparative data from the same peer companies that the Compensation and Management Development Committee uses to evaluate executive officer compensation. The Committee also reviews general industry practices for companies similar in revenue size to the Company. Prior to fiscal 2023, the last adjustment of non-employee director compensation occurred in fiscal 2019. In fiscal 2023, the Compensation and Management Development Committee reviewed the non-employee director compensation program. Based on that review, the compensation of the non-employee directors was adjusted as follows:

- the Cash Portion (as described below) was increased from $80,000 to $95,000;
- the Non-Cash Portion (as described below) was increased from $145,000 to $155,000;
- the fee paid to the Governance Committee Chair of $25,000 was adjusted and split such that $30,000 will be paid to the independent Lead Director and $15,000 will be paid to the Governance Committee Chair to accommodate the instance when the Governance Committee Chair does not serve as the Lead Director; and
- the fees paid to the Audit Committee Chair and Compensation and Management Development Committee Chair were increased from $20,000 to $25,000 and from $15,000 to $20,000, respectively.

A summary of the fiscal 2023 annual fees and other compensation paid to directors is below.



ANNUAL FEES
In Effect Since January 2023

$250,000
Total Annual Fees

$95,000
Cash Portion[1]

$155,000
Non-Cash Portion[2]

OTHER COMPENSATION[3]

Lead Director:	$30,000
Audit Committee Chair:	$25,000
Compensation and Management Development Committee Chair:	$20,000
Governance Committee Chair:	$15,000
Board Meeting Fee (*for meetings in excess of six per fiscal year*):	$2,000
Committee Meeting Fee (*for meetings in excess of six per fiscal year*):	$1,500

[1] Approximately 38% of the annual fee for fiscal 2023 was payable in cash. This portion of the annual fee may, at the director's election, be deferred as described below.

[2] Approximately 62% of the annual fee for fiscal 2023 was payable in equity. This portion is required to be deferred into stock units until the director exceeds the Stock Ownership Guidelines requirement described below. Once the Stock Ownership Guidelines requirement has been met, directors may annually elect to receive this Non-Cash Portion in the form of a restricted stock award or a deferred restricted stock unit award as described below.

[3] Any lead director, chair, or meeting fees, which are payable in cash, may also be deferred as described below.

We pay fees to our directors in a single payment after the annual meeting at which the director is elected for a one-year term. As shown above, the annual fee is split into a Cash and Non-Cash Portion. Each director may elect the payment form of each portion of their annual fee, subject, in some cases, to our Stock Ownership Guidelines.

Cash Portion. Each director may elect to have the Cash Portion paid in either cash or deferred into the Amended and Restated 2011 Director Deferred Compensation Plan (the "Amended 2011 NEDC"). Amounts deferred into the Amended 2011 NEDC may be credited into either an interest-bearing cash fund or into a stock unit fund. The value of the stock unit fund mirrors the value of the Company's common stock and earns cash dividends that are credited to the interest-bearing cash fund. See *Director Deferred Compensation Plan* below for more details about the distribution provisions of this plan.

Non-Cash Portion. Each director may elect to have the Non-Cash Portion paid in either a restricted stock award ("RSA") or a deferred restricted stock unit award ("DSU") pursuant to the Amended and Restated 2012 Omnibus Stock Incentive Compensation Plan (the "Omnibus Incentive Plan") if the director has exceeded the Stock Ownership Guidelines requirement. Prior to exceeding the Stock Ownership Guidelines requirement, the Non-Cash Portion will be paid in the form of a DSU. RSAs and DSUs become fully vested on the first anniversary of the grant date, or, if earlier, the date of the next subsequent annual meeting of stockholders. Both RSAs and DSUs earn dividend equivalents during the vesting period at a rate equal to the dividends paid to other holders of our common stock if and when declared. DSUs continue to earn dividend equivalents until such time as they are distributed and such earned dividend equivalents receive interest at the same rate as dividend equivalents earned on deferred stock units under the Amended 2011 NEDC. When a director ceases service with the Company during the one-year vesting period, the total number of shares earned will be prorated based on the ratio of the total number of days served to the number of days in the vesting period. Any awards not earned will be forfeited effective as of the date a director's service ends.

Director Deferred Compensation Plan

The Amended 2011 NEDC, which was originally approved by stockholders in January 2012 as the Acuity Brands, Inc. 2011 Nonemployee Director Deferred Compensation Plan (the "2011 NEDC"), was approved by the Board on October 25, 2021. At that time, the expiration date of the Amended 2011 NEDC was extended to October 25, 2031 and all remaining shares available for grant under the 2011 NEDC were transferred to the Omnibus Incentive Plan.

The Amended 2011 NEDC allows for fees deferred by non-employee directors to either be credited into a deferred stock unit account and be paid in shares following retirement from the Board or be credited to an interest-bearing cash account to be paid in cash following retirement from the Board. Cash dividend equivalents earned on deferred stock units are credited into the interest-bearing account. Directors may elect to have amounts from the Amended 2011 NEDC paid in either a lump sum or in five equal installments. The cash fund amounts are paid in cash and the stock unit fund is converted and distributed as shares of the Company's common stock. Deferred stock units that were contributed prior to January 2022 will be distributed from the 2011 NEDC share reserve, while deferred stock units that are contributed in or after January 2022 will be distributed from the Omnibus Incentive Plan share reserve.

Stock Ownership Guidelines

Each non-employee director is subject to Stock Ownership Guidelines that require each director to attain ownership in our common stock having a value of five times the Cash Portion of the Annual Fee. This value increased from $400,000 to $475,000 in fiscal 2023 as a result of the increase in the Cash Portion of the Annual Fee from $80,000 to $95,000. The Stock Ownership Guidelines allow directors a period of five years from their date of appointment to achieve their ownership requirement, and, for subsequent adjustments, a supplemental five-year period with respect to the additional ownership required as a result of the adjustment. For purposes of the Stock Ownership Guidelines, directly held shares, deferred stock units, vested and unvested DSUs, and unvested RSAs are counted. During fiscal 2023, each of our non-employee directors who has served for at least five years met the Stock Ownership Guidelines requirement, including at the increased requirement level. See *Beneficial Ownership of the Company's Securities*.

Fiscal 2023 Director Compensation

The following table shows the fiscal 2023 compensation of our non-employee directors. Our Chairman, President and CEO, Mr. Ashe, did not receive any additional compensation for serving as a director. Our non-employee directors did not receive any option awards or any non-equity incentive plan compensation. Earnings in a non-qualified deferred compensation plan in excess of the applicable federal rate are disclosed in the table.

Directors receive an Annual Fee payment after the annual meeting at which each director is elected by stockholders. Amounts shown in the table are for fees earned or paid during fiscal 2023.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[1][2]	Change in Nonqualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)[5]
Marcia J. Avedon, Ph.D.	95,000	160,080	—	—	255,080
W. Patrick Battle	95,000	160,080	582	—	255,662
Michael J. Bender[6]	120,863	206,337	—	—	327,200
G. Douglas Dillard, Jr.	95,000	160,080	316	—	255,396
James H. Hance, Jr.	140,000	160,080	36	5,000	305,116
Maya Leibman	115,000	160,080	116	—	275,196
Laura G. O'Shaughnessy	95,000	160,080	127	—	255,207
Dominic J. Pileggi[7]	—	—	—	5,000	5,000
Ray M. Robinson[7]	—	—	10,292	5,000	15,292
Mark J. Sachleben	—	255,080	7	—	255,087
Mary A. Winston	120,000	160,080	284	—	280,364

---

[1] The Cash Portion of the annual director fees, along with any chair or excess meeting fees, may be deferred into the Amended 2011 NEDC at the election of the director into either stock units to be paid in shares following retirement from the Board or credited to an interest-bearing account to be paid in cash following retirement from the Board. The Non-Cash Portion of the annual director fee may, at the election of the director, be issued in the form of an RSA pursuant to the Omnibus Incentive Plan if the director's stock ownership exceeds the Stock Ownership Guidelines requirement. If the director's stock ownership does not exceed the Stock Ownership Guideline requirement, the Non-Cash portion of the annual director fee will be issued as a DSU pursuant to the Omnibus Incentive Plan. As of August 31, 2023, certain directors had unvested RSAs outstanding as follows: Mr. Hance, 888 shares; Ms. Leibman, 888 shares; and Mr. Sachleben, 37 shares. As of August 31, 2023, certain directors had unvested DSUs outstanding as follows: Dr. Avedon, 888 shares; Mr. Battle, 888 shares; Mr. Bender, 1,188 shares; Mr. Dillard, 888 shares; Ms. O'Shaughnessy, 888 shares; Mr. Sachleben, 888 shares; and Ms. Winston, 888 shares. The following table sets forth the allocation of the Cash Portion and the Non-Cash Portion of the annual retainer paid in fiscal 2023 to each applicable director in the form of deferred stock units, RSAs, and DSUs.

| | Cash Portion | | Non-Cash Portion | | | |
| | Deferred Stock Units | | Deferred Restricted Stock Unit Award | | Restricted Stock Award | |
Name	$	#	$	#	$	#
Marcia J. Avedon, Ph.D.	—	—	160,080	888	—	—
W. Patrick Battle	—	—	160,080	888	—	—
Michael J. Bender	—	—	206,337	1,188	—	—
G. Douglas Dillard, Jr.	—	—	160,080	888	—	—
James H. Hance, Jr.	—	—	—	—	160,080	888
Maya Leibman	—	—	—	—	160,080	888
Laura G. O'Shaughnessy	—	—	160,080	888	—	—
Mark J. Sachleben	95,000	544	160,080	888	—	—
Mary A. Winston	—	—	160,080	888	—	—

[2] This column shows the aggregate grant date fair value, as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), of the Non-Cash Portion of fees (described above) and the Cash Portion (described above) deferred into the Amended 2011 NEDC into a stock unit fund. The assumptions used to value RSAs and DSUs granted can be found in Note 11 to our Consolidated Financial Statements included in the Annual Report on Form 10-K for the fiscal year ended August 31, 2023.

[3] This column shows above-market earnings, which were calculated as the excess of the earnings credited on deferred amounts under the Amended 2022 NEDC that were deemed invested in the prime rate investment alternative under such plan over the amount that would have been earned had the deferred amounts been credited with a return equal to 120% of the applicable federal rate in effect when the prime rate investment alternative was first offered under the Amended 2022 NEDC.

[4] This column shows the matching charitable contributions made by the Company on behalf of the director under the Company's Matching Gift Program, which permits the Company to make matching contributions, on a dollar-for-dollar basis, of up to $5,000 in the aggregate, in the case of directors and executive officers, to eligible charitable organizations during each fiscal year.

[5] In fiscal 2023, the aggregate amount of perquisites and personal benefits provided to each director was less than $10,000. Matching charitable contributions are reported in the "All Other Compensation" column as described above.

[6] Mr. Bender joined the Board on September 29, 2022. Amounts shown for Mr. Bender include a pro-rata portion of annual director fees paid from his date of election, September 29, 2022, through January 24, 2023, the day before he was re-elected to the Board.

[7] Mr. Pileggi and Mr. Robinson retired from the Board at the 2023 annual meeting, and did not receive any compensation in fiscal 2023 other than the amount reported in the "All Other Compensation" column and "Change in Nonqualified Deferred Compensation Earnings" column (as applicable) as described above.

ITEM 2: APPROVAL OF THE PROPOSED AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO INCORPORATE NEW DELAWARE LAW PROVISIONS REGARDING OFFICER EXCULPATION

We are asking you to approve an amendment to the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") to provide for exculpation of certain officers of the Company as permitted by recent amendments to Delaware law (the "Proposed Amendment").

Background of the Proposed Amendment

The State of Delaware, our state of incorporation, recently enacted legislation that enables Delaware corporations to limit the liability of certain of their officers in limited circumstances. Specifically, Section 102(b)(7) of the General Corporation Law of the State of Delaware ("DGCL") was amended to authorize corporations to adopt a provision in their certificate of incorporation to eliminate or limit monetary liability of certain corporate officers, or exculpation, for breach of the fiduciary duty of care. Previously, the DGCL allowed only exculpation of directors for breach of the fiduciary duty of care. As amended, Section 102(b)(7) of the DGCL authorizes corporations to provide for exculpation of the following officers: (i) the corporation's president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer or chief accounting officer, (ii) "named executive officers" identified in the corporation's SEC filings, and (iii) other individuals who have agreed to be identified as officers of the corporation.

Section 102(b)(7) of the DGCL, as amended, only permits, and the Proposed Amendment would only permit, the exculpation of certain officers in connection with direct claims brought by stockholders, including class actions, but would not eliminate officers' monetary liability for breach of fiduciary duty claims brought by the Company itself or for derivative claims brought by stockholders in the name of the Company. In addition, as is currently the case with directors under the Certificate of Incorporation, the Proposed Amendment would not limit the liability of officers for any breach of the duty of loyalty to the Company or its stockholders, any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law and any transaction from which the officer derived an improper personal benefit. Article X in the Certificate of Incorporation currently provides for the exculpation of directors, but does not include a provision that allows for the exculpation of officers.

Rationale for the Proposed Amendment

The Board believes that it is important to provide protection from certain liabilities and expenses that may discourage prospective or current officers from accepting or continuing service with corporations. As with directors, officers frequently must make decisions in response to time-sensitive opportunities and challenges, which can create substantial risk of investigations, claims, actions, suits or proceedings seeking to impose liability on the basis of hindsight.

The Board also believes the Proposed Amendment would better position the Company to attract exceptional officer candidates. In the absence of this exculpatory protection, candidates might be deterred from serving as officers due to exposure to personal liability in an environment with increasing litigation and the risk that substantial expense will be incurred in defending lawsuits, regardless of merit. A number of our peers have adopted, and we expect that others will adopt, exculpation clauses that limit the personal liability of officers in their respective certificates of incorporation, and failing to adopt the Proposed Amendment could impact our recruitment and retention of exceptional officer candidates.

The Board also took into account the narrow class and type of claims from which such officers would be exculpated from liability pursuant to DGCL Section 102(b)(7), the limited number of our officers that would be impacted and the benefits the Board believes would accrue to the Company by providing exculpation in accordance with DGCL Section 102(b)(7), including the ability to further enable our officers to best exercise their business judgment in furtherance of stockholder interests.

After weighing these considerations, upon the recommendation of the Governance Committee, the Board approved and declared it advisable to adopt, subject to stockholder approval, the Proposed Amendment to provide for exculpation of certain officers of the Company as permitted by recent amendments to Delaware law.

Additional Information

If this Item 2 is not approved by a majority of the shares of our common stock outstanding on the record date, then the Proposed Amendment will not be approved and will not be implemented or become effective. The vote on the Proposed Amendment is binding. Approval of Item 2 will constitute approval of the amendment to the Certificate of Incorporation, as set forth in *Appendix C* to this Proxy Statement.

If this Item 2 is approved, the Company intends to file the amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware, and the Proposed Amendment will become effective at the time of that filing. The Board may, at any time prior to the effectiveness of the Proposed Amendment, abandon the Proposed Amendment without further action by the stockholders or the Board (even if the requisite stockholder vote is obtained).

 **The Board recommends that you vote FOR the approval of the Proposed Amendment to the Certificate of Incorporation to incorporate new Delaware law provisions regarding officer exculpation.**

Audit Committee Matters

<table>
<tr><td>**ITEM 3:**</td><td>**RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**</td></tr>
</table>

At this Annual Meeting, a proposal will be presented to ratify the appointment of Ernst & Young LLP ("EY") as the independent registered public accounting firm to audit our financial statements for the fiscal year ending August 31, 2024. EY has performed this function for us since 2002. One or more representatives of EY are expected to be present at this Annual Meeting and will be afforded the opportunity to make a statement if they so desire and to respond to appropriate questions. Information regarding fees paid to EY during fiscal 2023 and fiscal 2022 is included below in *Audit Fees and Other Fees*.

Based on the Audit Committee's evaluation discussed below in *Selection and Engagement of the Independent Registered Public Accounting Firm*, the Audit Committee believes that EY is independent and that it is in the best interests of the Company and our stockholders to retain EY to serve as our independent auditor for fiscal 2024.

 **The Board recommends that you vote FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm.**

Selection and Engagement of the Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment, oversight, evaluation, and compensation of our independent registered public accounting firm, including review of its qualifications, independence, and performance. Additionally, the Audit Committee is involved in the selection of the lead engagement partner from the audit firm, which is required to be rotated every five years.

In determining whether to reappoint EY as the Company's independent auditor, the Audit Committee took into consideration a number of factors, including the length of time the firm has been engaged, the quality of the Audit Committee's ongoing discussions with EY, an annual assessment of the professional qualifications and past performance of the audit team, the appropriateness of fees, and external data regarding the firm's audit quality and performance, including recent Public Company Accounting Oversight Board (United States) ("PCAOB") reports on EY and its peer firms. Based on this evaluation, the Audit Committee believes that EY is independent and that it is in the best interests of the Company and our stockholders to retain EY to serve as our independent auditor for fiscal 2024.

Audit Fees and Other Fees

The following table shows the aggregate fees billed during the fiscal years ended August 31, 2023 and 2022:

Fees Billed	Description	2023	2022
Audit Fees	Audit Fees include fees for services rendered for the audit of our annual financial statements, the review of the interim financial statements included in quarterly reports, comfort letters, consents, assistance with and review of documents filed with the SEC, and/or audits of statutory financial statements. Audit fees also include fees associated with rendering an opinion on our internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.	$ 2,345,000	$ 2,417,000
Audit-Related Fees	No aggregate Audit-Related Fees in either of the last two fiscal years for assurance and related services.	—	—
Tax Fees	Tax Fees primarily include international tax compliance and assistance with transfer pricing in various foreign jurisdictions.	118,000	102,000
All Other Fees	All Other Fees include amounts billed to the Company for the use of an online accounting research tool.	4,000	2,000
Total		**2,467,000**	**2,521,000**

Preapproval Policies and Procedures

The Audit Committee has established policies and procedures for the approval and preapproval of audit services and permitted non-audit services. The Audit Committee has the responsibility to engage and terminate our independent registered public accounting firm, to preapprove the performance of all audit and permitted non-audit services provided to us by our independent registered public accounting firm in accordance with Section 10A of the Exchange Act, and to review with our independent registered public accounting firm its fees and plans for all services. All fees paid to EY were preapproved by the Audit Committee, and there were no instances of waiver of approval requirements or guidelines.

The Audit Committee considered the provision of non-audit services by the independent registered public accounting firm and determined that provision of those services was compatible with maintaining auditor independence.

There were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-K.

Report of the Audit Committee

The Audit Committee and the Board previously adopted a written Charter to set forth the Audit Committee's responsibilities. The Charter is reviewed annually and amended as necessary to comply with new regulatory requirements. A copy of the Audit Committee Charter is available on the Company's website at www.acuitybrands.com under For Investors then Governance—Committee Charters & Governance Documents. The Audit Committee is comprised solely of independent directors, as such term is defined by the listing standards of the NYSE. The Audit Committee held six meetings during fiscal 2023.

The Company's management has the primary responsibility for the financial statements, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. As required by the Charter, the Audit Committee reviewed the Company's audited financial statements and met with management to discuss the audited financial statements in the Company's Annual Report on Form 10-K, including the quality, not just the acceptability, of the accounting policies; the reasonableness of significant judgments; and the clarity of disclosures in the financial statements.

The Audit Committee received from the independent registered public accounting firm the required written disclosures regarding its independence and the report regarding the results of its integrated audit. The Audit Committee reviewed with the independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. GAAP and on our internal controls over financial reporting, its judgments as to the quality, not just the acceptability, of the Company's accounting policies and such other matters as are required to be discussed with the Audit Committee under the rules adopted by the PCAOB, the rules of the SEC, and other applicable regulations. In addition, the Audit Committee has discussed with the independent registered public accounting firm the firm's independence from Company management and the Company, including the matters in the letter from the firm required by PCAOB Rule 3526, "Communication with Audit Committees Concerning Independence," and considered whether the non-audit services provided by them during fiscal 2023 were compatible with the independent registered public accounting firm's independence.

The Audit Committee also reviewed and discussed together with management and the independent registered public accounting firm the Company's audited financial statements for the year ended August 31, 2023 and the results of management's assessment of the effectiveness of the Company's internal control over financial reporting, including its knowledge of any fraud, whether or not material, that involved management or other associates who had a significant role in the Company's internal controls and the independent registered public accounting firm's audit of internal control over financial reporting.

The Audit Committee discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditors and the independent registered public accounting firm on a quarterly basis, with and without management present, to discuss the results of their examinations; their evaluations of the Company's internal control, including internal control over financial reporting; and the overall quality of the Company's financial reporting.

Based on its discussions with management and the Company's independent registered public accounting firm referenced above, the Audit Committee did not become aware of any material misstatements or omissions in the audited financial statements. Accordingly, the Audit Committee recommended to the Board that the audited financial statements and management's assessment of the effectiveness of the Company's internal control over financial reporting be included in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2023 for filing with the SEC.

AUDIT COMMITTEE

Mary A. Winston, Chair
Michael J. Bender
G. Douglas Dillard, Jr.
Laura G. O'Shaughnessy

Executive Officers

Executive officers are elected annually by the Board and serve at the discretion of the Board. Neil M. Ashe serves as a Director and as an executive officer. His business experience is discussed in *Item 1—Election of Directors—Director Information—Director Nominees*. Our other executive officers as of the date of this Proxy Statement are described below.



KAREN J. HOLCOM
Senior Vice President and Chief Financial Officer

Ms. Holcom, age 54, is the Senior Vice President and Chief Financial Officer of the Company, a position she has held since September 2019. As CFO, Ms. Holcom leads the Company's financial strategy to support the Company's future growth and long-term value creation and is responsible for the global financial organization, including accounting, audit, financial planning, investor relations, tax and treasury functions. She has more than 30 years of financial experience. Ms. Holcom previously served as the Senior Vice President, Finance and Associate Engagement of Acuity Brands Lighting, Inc. (a Company subsidiary) from January 2019 to September 2019, Senior Vice President, Finance of Acuity Brands Lighting, Inc. from 2006 to December 2018, Vice President and Controller of the Company from 2004 to 2006, and Vice President, Financial Services of the Company from 2001 to 2004. Ms. Holcom is also a Certified Public Accountant and serves on the Georgia Chamber of Commerce and the Board of the Atlanta Police Foundation.



BARRY R. GOLDMAN
Senior Vice President and General Counsel

Mr. Goldman, age 57, is the Senior Vice President and General Counsel of the Company, a position he has held since January 2015. In this role, Mr. Goldman leads the Company's Law and Business Environment team overseeing Company legal matters, including corporate governance, compliance, mergers and acquisitions, strategic alliances, intellectual property, privacy, government relations, litigation, and risk management. He has 30 years of legal experience in the real estate, lighting, and building management industries. Mr. Goldman previously served as the Senior Vice President and General Counsel of Acuity Brands Lighting, Inc. (a Company subsidiary) from January 2007 to January 2015, Vice President and Associate Counsel of Acuity Brands Lighting, Inc. from April 2003 to January 2007, and Associate Counsel of the Company from August 2001 to April 2003. Mr. Goldman also serves on the Boards of Directors of the McClung Lighting Research Foundation and the National Association of Manufacturers.



DIANNE S. MILLS
Senior Vice President and Chief Human Resources Officer

Ms. Mills, age 63, is the Senior Vice President and Chief Human Resources Officer of the Company, a position she has held since March 2020. In this role, Ms. Mills leads the Company's Human Resources team overseeing all HR matters including talent development and acquisition, succession planning, associate engagement and listening, associate relations, labor relations, total rewards, and driving culture and transformation to support the Company's future growth. She has over 30 years of senior HR leadership experience at global retail, technology, and financial services companies. Before joining the Company, Ms. Mills served as Principal at Mills Consulting from November 2017 to February 2020, Senior Vice President, People Officer at Walmart eCommerce from August 2014 to January 2017, Senior Vice President and Chief Human Resources Officer of PayPal from February 2009 to July 2014, and in various business and human resources roles of increasing responsibility at Bank of America from September 1999 to January 2009.

Executive Compensation

<table>
<tr><td>ITEM 4:</td><td>ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION</td></tr>
</table>

The Board is asking you to approve, on an advisory basis, the compensation of our NEOs. The Board believes that our compensation policies and practices continue to be effective in achieving our goals of paying for financial and operating performance and aligning the interests of our NEOs with the interests of our stockholders. As required by Section 14A of the Exchange Act and the related rules of the SEC, stockholders have the opportunity to vote, on an advisory basis, to approve the compensation of our NEOs. This vote is often referred to as "Say on Pay." Stockholders are being asked to vote on the following resolution:

> **"Resolved, that the stockholders approve, on an advisory basis, the compensation of the NEOs as disclosed in the compensation discussion and analysis, the accompanying compensation tables, and the related narrative disclosures in this Proxy Statement."**

As described in detail in this Proxy Statement under *Compensation Discussion and Analysis*, our compensation programs are designed to:

- consistently recognize and reward superior performers, measured by achievement of results and demonstration of desired behaviors;

- attract and retain executives by providing a competitive reward and recognition program that drives our success;

- provide rewards to executives who create value for stockholders;

- align the interest of executives with those of stockholders;

- encourage executives to achieve ambitious goals while mitigating unnecessary or excessive risk taking; and

- provide a framework for the fair and consistent administration of pay policies.

We have continued to engage with stockholders to seek feedback on improvements that we should consider to enhance our executive compensation program with a goal to further improve our Say on Pay vote results. We believe that our comprehensive executive compensation program, which focuses on performance-based compensation, aligns with long-term stockholder interests by creating long-term stockholder value.

We have continued to evaluate our compensation processes and programs based on feedback received during stockholder engagement in 2021, 2022 and 2023, the strong Say on Pay vote results at the annual meeting held in January 2023, and our review of market trends, best practices and competitive alignment. We have no additional changes to our program designs for fiscal 2024. We will continue to review and implement best practices when appropriate for our Company. See *Executive Compensation Strategy* for additional information.

Stockholders are encouraged to read the *Compensation Discussion and Analysis*, the accompanying compensation tables, and the related narrative disclosures contained in this Proxy Statement to see how our continuous enhancements impacted our executive compensation program during fiscal 2023.

Although this annual vote is non-binding, the Compensation and Management Development Committee will take into account the outcome of the vote when considering future executive compensation decisions. The frequency of our Say on Pay advisory vote was determined to be held annually by a vote of our stockholders that occurred at our annual meeting held in January 2018 and Item 5 includes our request that stockholders vote on an advisory basis on the frequency of future Say on Pay advisory votes.

 **The Board recommends that you vote FOR the approval of executive compensation.**

ITEM 5: | ## ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON NAMED EXECUTIVE OFFICER COMPENSATION

The Board is asking you to approve, on an advisory basis, how often we should include a Say on Pay vote in our proxy materials for future annual meetings of stockholders or any special stockholder meeting for which we must evaluate executive compensation information in the proxy statement for that meeting. As required by Section 14A of the Exchange Act and the related rules of the SEC, stockholders have the opportunity to vote, on an advisory basis, on the frequency of the Say on Pay vote ("Say on Frequency") at least once every six years. We held our most recent Say on Frequency vote in January 2018, when the Board recommended, and 88% of votes were cast, in favor of holding the Say on Pay vote every year. We have provided a Say on Pay vote annually since January 2012.

Under this Item 5, stockholders may vote on whether future advisory votes on Say on Pay should occur every one year, every two years, or every three years.

Our Board and Compensation and Management Development Committee continue to believe that Say on Pay advisory votes should be conducted each year so that stockholders may continue to provide timely, direct input on our executive compensation program. This is also consistent with our efforts to engage in an ongoing dialogue with stockholders on executive compensation and corporate governance matters.

Although the Say on Frequency vote is non-binding, the Board and Compensation and Management Development Committee will review the results of the vote. Consistent with our record of stockholder responsiveness, the Board and Compensation and Management Development Committee will consider stockholders' views and take them into account in determining the frequency of future advisory votes on executive compensation.

We expect the next Say on Frequency vote will occur at our 2030 annual meeting of stockholders.

 **The Board recommends that you vote to hold future advisory votes on executive compensation every ONE YEAR.**

Message from the Compensation and Management Development Committee

Dear Stockholders:

The Compensation and Management Development Committee members are responsible for oversight of the design and implementation of a comprehensive competitive compensation program that aligns the interests of our executive management team with those of our stockholders and other stakeholders. This past year, we appointed Maya Leibman as the new Chair of the Committee following the retirement of Dominic Pileggi, and welcomed to the Committee James H. Hance, Jr., our independent Lead Director who previously served on the Audit Committee.

Our compensation philosophy is to align pay to performance. Our fiscal 2023 executive compensation program, as described in *Compensation and Discussion and Analysis*, is structured to closely align management's performance and its execution against the Company's long-term strategic goals and value creation for our stockholders. The objective is to achieve a comprehensive executive compensation program that balances base salary, short-term incentives, long-term incentives, and retirement benefits.

We are pleased with fiscal 2023 performance, including strong financial performance, effective capital allocation, and progression of our strategies in both ABL and ISG. Under Neil Ashe's strategic leadership, he and his management team executed against their goals to deliver these Company results. Details of the key performance achievements for each NEO can be found under *Key Achievements of our NEOs*.

The Compensation and Management Development Committee is committed to having ongoing outreach to obtain feedback from our stockholders to further explore potential improvements to our compensation strategies and program. We appreciate the stockholder support we received during our fiscal 2023 outreach discussions regarding the changes we made to our executive compensation program. We are pleased to report that our Say on Pay vote at our annual meeting in January 2023 demonstrated strong support from stockholders, with 95% of votes cast in favor, significantly higher than in 2022 and 2021 (69% and 33% of votes cast in favor, respectively). The Compensation and Management Development Committee saw an opportunity to improve, and did improve, our compensation program further through our continued outreach, with those changes detailed under *Stockholder Feedback and Responsiveness*. As a result of the support we received for our proposed changes, we implemented the following for fiscal 2023:

▪ the addition of an rTSR metric to our PSUs for NEOs; and

▪ continued emphasis on performance-based compensation, with an increase in weighting of PSUs for NEOs from 50% to 60%, other than the CEO who continues to have 75% weighting of PSUs.

We will continue to be responsive to our stockholders and appreciate the insights that they share during each of our engagements. We take all feedback seriously as we seek to maintain a highly performance-based compensation program that drives long-term value creation.

Our Senior Vice President and Chief Human Resources Officer, Dianne Mills, regularly reviews and evolves our talent management processes to drive business outcomes. These reviews include succession planning for the executive leadership team, direct reports, and other critical roles throughout the business. We believe that the active management of our associates' development and our increased focus on DEI are significant advantages in attracting and retaining the best talent that will enable the Company's continued success.

The Compensation and Management Development Committee remains committed to the ongoing evaluation and improvement of our executive compensation program. We look forward to future dialogue with stockholders and encourage you to reach out with any questions or concerns you may have related to our programs.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

Maya Leibman, Chair
Marcia J. Avedon, Ph.D.
W. Patrick Battle
James H. Hance, Jr.
Mark J. Sachleben

Compensation Discussion and Analysis

This section of the Proxy Statement describes the material elements of the fiscal 2023 executive compensation program for our NEOs as shown in the *Fiscal 2023 Summary Compensation Table*.

For fiscal 2023, our NEOs are:

Neil M. Ashe	**Karen J. Holcom**	**Barry R. Goldman**	**Dianne S. Mills**
Chairman, President and CEO	Senior Vice President and Chief Financial Officer	Senior Vice President and General Counsel	Senior Vice President and Chief Human Resources Officer

Included in our Compensation Discussion and Analysis are:

- details of stockholder feedback and engagement and our response to stockholder concerns;

- a business overview including a summary of fiscal 2023 financial performance;

- a review of our compensation decisions and actions;

- a detailed description of our executive compensation program design and philosophy and each element of compensation provided; and

- a description of the process and key factors the Compensation and Management Development Committee considered in determining fiscal 2023 compensation for the NEOs.

Stockholder Feedback and Responsiveness

Stockholder Engagement

Ongoing engagement and dialogue with our stockholders are important to the Company. We have adopted a robust and active year-round engagement philosophy that includes outreach for various purposes, including soliciting feedback in advance of filing this Proxy Statement. Our outreach efforts, led by the Board with input from the Compensation and Management Development Committee, sought feedback on governance priorities, compensation programs, and environmental and social issues. During this past year, we specifically sought additional feedback on the Company's compensation and benefit programs for our NEOs. We encouraged stockholders to speak with a member of the Board or a representative of the Compensation and Management Development Committee and accommodated requests for such conversations when made. In our most recent pre-proxy season engagement cycle:

We contacted

33 of our top stockholders

We held approximately

12 meetings with stockholders

representing approximately

73% of our outstanding common stock

representing approximately

25% of our outstanding common stock

Consideration of and Response to Say on Pay Voting Result

At our annual meeting held in January 2023, our Say on Pay proposal received 95% support, which was a significant increase from the 69% and 33% support we received in the annual meetings held in 2022 and 2021, respectively.

	Annual Meeting Held in:							
	2016	2017	2018	2019	2020	2021	2022	2023
Historic Say on Pay Support	96%	94%	94%	53%	33%	33%	69%	**95%**

At Acuity Brands, the core of our executive compensation philosophy continues to be "pay aligned to performance." We are pleased that our compensation program design changes received strong support from our stockholders at our annual meeting held in January 2023. Following our ongoing outreach and having received support for our proposed changes, the Compensation and Management Development Committee made the following changes to our fiscal 2023 program:

Fiscal 2023 Design Changes

Addition of an rTSR metric in LTI Program for all NEOs	▪ For the CEO, 75% of the LTI Program award was in the form of PSUs, with 50% based on ROIC in excess of WACC, and 25% based on rTSR.
	▪ For other NEOs, 60% of the LTI Program award was in the form of PSUs, with 40% based on ROIC in excess of WACC, and 20% based on rTSR.
Increased weighting of PSUs in LTI Program for non-CEO NEOs to further align with CEO and stockholders	▪ The CEO continues to have 75% of the LTI Program that is performance-based, which was increased in fiscal 2022.
	▪ Other NEOs now have 60% of the LTIP Program that is performance-based, an increase from 50% in fiscal 2022.

Following our Say on Pay vote results at our annual meeting held in January 2023, we continued to engage with stockholders to better understand any current areas of concern and review incentive design changes for fiscal 2023. After reviewing market trends, determining that our plans are driving the intended performance results and are aligned to our strategy, evaluating our Say on Pay vote results, and receiving supportive feedback from stockholders regarding the compensation design changes we made in fiscal 2022 and fiscal 2023, our Compensation and Management Development Committee determined to maintain the fiscal 2023 compensation design for fiscal 2024.

Response to Other Stockholder Feedback

In addition to the changes made in our compensation program, we also continued to review and make appropriate governance changes in fiscal 2023 that are in line with our values and good governance trends. Our continued outreach reinforces our commitment to our stockholders to seek their feedback or support for our proposed changes. Our fiscal 2023 changes included:

▪ continued to refresh the committees of the Board by rotating Directors onto new committees in fiscal 2023 year, which allowed for new perspectives to be shared and expertise to be provided;

▪ continued focus on executing our DEI strategy and initiatives that included (i) forming two new ERGs, a Veterans ERG and a Mind Matters ERG, (ii) leveraging our Listening Strategies with our ERGs to help inform strategic business decisions around Total Rewards programs, (iii) refining human resources processes with DEI goals and opportunities in mind, and (iv) providing increased DEI programming and resource materials to best support the diverse communities within the Company; and

▪ continued focus on ESG priorities and strategies as highlighted in our most recent EarthLIGHT report available at ***www.acuitybrands.com.****

---

* *The information on the webpage, the EarthLIGHT report, or any other information on our website that we may refer to herein is not incorporated by reference into, and does not form any part of, this Proxy Statement.*

Business Overview

Acuity Brands is a market-leading industrial technology company. We use technology to solve problems in spaces, light, and more things to come. Through our two business segments, ABL and ISG, we design, manufacture, and bring to market products and services that make a valuable difference in people's lives. We achieve growth through the development of innovative new products and services, including lighting, lighting controls, building management solutions, and location-aware applications. We achieve customer-focused efficiencies that allow us to increase market share and deliver superior returns. We look to aggressively deploy capital to grow the business and to enter attractive new verticals.

Fiscal 2023 Performance

2023 Financial Highlights

We achieved the following:

Fiscal Year Ended August 31 ($ millions, except diluted earnings per share)	GAAP	Non-GAAP[1]
Net Sales	2023 $3,952 2022 $4,006 2021 $3,461	
Diluted Earnings Per Share / Adjusted Diluted Earnings Per Share	2023 $10.76 2022 $11.08 2021 $8.38	2023 $14.05 2022 $12.83 2021 $10.17
Net Cash Flow From Operating Activities (GAAP) / Free Cash Flow (Non-GAAP)	2023 $578 2022 $316 2021 $409	2023 $511 2022 $260 2021 $365
Adjusted ROIC		2023 17.7% 2022 18.1% 2021 16.1%

[1] This column includes non-GAAP financial measures used by the Board and management to assess the performance of the business. See *Appendix A* for reconciliations to the most directly comparable financial measures calculated in accordance with GAAP.

Net sales of $3.95 billion for the year ended August 31, 2023 decreased by $53.9 million, or 1.3%, compared with the prior-year period due to declines in sales within our ABL segment, partially offset by higher sales within our ISG segment. The divestiture from our Sunoptics prismatic skylight business, the acquisition of KE2 Therm, and changes in foreign currency rates did not have a meaningful impact on net sales for the year ended August 31, 2023.

Diluted earnings per share for fiscal 2023 was $10.76 compared with $11.08 for the prior-year period, a decrease of $0.32 per share, or 2.9%. The decline in diluted earnings per share reflects lower net income, partially offset by lower outstanding diluted shares. Adjusted diluted earnings per share for fiscal 2023 was $14.05 compared with $12.83 for the prior-year period, an increase of $1.22 per share or 9.5%. The improvement in adjusted diluted earnings per share reflects higher adjusted net income, as well as lower outstanding diluted shares.

We generated $578.1 million of cash flows from operating activities during fiscal 2023 compared with $316.3 million in the prior-year period, an increase of $261.8 million. This increase was due primarily to increased cash collections from customers and fewer inventory purchases during the current period, partially offset by the timing of payments for purchases on account. Cash generated from operating activities, cash on hand, and additional long-term debt borrowings were used during fiscal 2023 to fund our capital allocation priorities, including: $66.7 million in capital expenditures to support organic growth in our business, $16.8 million in dividends paid to stockholders, and $268.9 million, or 1.6 million, of share repurchases.

In fiscal 2023, we delivered adjusted ROIC of 17.1%, well above our estimated WACC of 10.5%.

Key Fiscal 2023 Achievements and Delivering on Strategic Priorities

- We delivered **strong financial performance in fiscal 2023**, and we continued to **improve our business** and **allocate capital effectively**

- In our ABL segment, our strategy is to increase product vitality, elevate service levels, use technology to improve and differentiate both our products and our services, and drive productivity. In 2023, ABL delivered strong margin performance. To achieve this, we:

    - **realigned our product portfolio** through the introduction of the **Design Select**^{TM} program to better serve lighting specifiers, distributors, and electrical contractors

    - **strategically managed price** in a dynamic environment as a result of our **ongoing product vitality efforts** and the realignment of our product portfolio and elevated service

    - **improved our processes and management** of costs as a result of **ongoing productivity improvements**

    - exited our Sunoptics daylighting business and our Winona custom architectural lighting solutions business as a result of our **continuous portfolio evaluation**

    - **refreshed our product portfolio** and won **several notable awards** for products throughout the year including the prestigious **Red Dot "Best of the Best"** award

- In our ISG segment, our strategy is to make spaces smarter, safer, and greener by connecting the edge to the cloud. In 2023, ISG continued to grow. We:

    - **expanded our addressable market** for Distech Controls by entering the **UK market** and adding commercial refrigeration controls to our portfolio through the acquisition of **KE2 Therm Solutions, Inc.** ("KE2 Therm")

    - **launched Atrius**® **DataLab**, the intersection point between Distech Controls® controllers at the edge and Atrius® applications in the cloud, and Atrius was named as a **Sustainability Leadership Award winner** in the 2023 Sustainability Awards program

- We **effectively allocated capital** — we **invested for growth** in our current businesses; **enhanced our portfolio** through acquisition; **maintained our dividend,** and **created permanent stockholder value** through the repurchase of $1.3 billion in shares since May 2020, or approximately 23% of our then-outstanding shares

- We continued the development of our **Better.Smarter.Faster operating** system

- We introduced two **new Employee Resource Groups** ("ERGs") and maintained our **employee engagement score**

- We took the necessary steps to **drive our transformation forward**

Total Stockholder Returns

At August 31, 2023, the one-, three-, five-, and ten-year total returns on the Company's common stock compared to that of the respective benchmark indices were as follows:



2023 Executive Compensation

Executive Compensation Strategy

Our compensation strategy is consistent with and supportive of our long-term goals and is founded on the following principles:

- alignment of pay to performance;
- alignment with the Company's business and operating strategy;
- alignment with stockholder value creation;
- consistency with peer group and market practice;
- motivation and retention of key talent; and
- flexibility to withstand uncertainty and difficulty in a challenging economic climate.

Compensation Best Practices

What We Do	What We Don't Do
✔ We align pay and performance by providing a greater portion of compensation in incentive compensation	✘ We do not have employment agreements with executive officers
✔ We conduct an annual compensation risk assessment to ensure designs of STI and LTI Programs discourage excessive risk taking	✘ We do not have "single-trigger" provisions for payout of benefits under change in control agreements
✔ We conduct an annual review of peers, as well as benchmark pay practices and pay levels to ensure compatibility	✘ We do not have tax gross-ups in severance or change in control agreements
✔ We retain an independent compensation consultant to advise on director and executive compensation matters	✘ We do not allow new SERP participants or enhanced SERP benefits
✔ We conduct regular outreach with stockholders to discuss and review our executive compensation program	✘ We do not allow executive loans
✔ We have stock ownership guidelines for all executive officers and directors	✘ We do not permit hedging or pledging of stock by directors and executive officers
✔ We have a clawback policy that complies with and exceeds NYSE listing standards	✘ We do not pay dividends on equity awards until performance units are earned or time-based awards vest
✔ We limit perquisites	✘ We do not allow repricing or backdating of stock options
✔ We have an annual Say on Pay vote	

Pay and Performance Alignment

At Acuity Brands, the core tenet of our executive compensation philosophy continues to be "pay aligned to performance." As such, a significant portion of the direct compensation opportunity for our NEOs is variable and "at-risk" since it is based on the achievement of financial performance goals, the value of our stock, or an individual performance assessment. The following graphic and table show the various elements of direct compensation and target pay mix for our NEOs. For fiscal 2023, our CEO's variable pay represented 87% of total direct compensation opportunity, and for our other NEOs, variable pay represented on average approximately 77% of total direct compensation opportunity.

ELEMENTS OF FISCAL 2023 DIRECT COMPENSATION



13%
Base Salary
87%
Performance-based
17%
Short-Term Incentive
CEO
70%
Long-Term Incentive

77%
Performance-based
23%
Base Salary
Other NEOs
23%
Short-Term Incentive
54%
Long-Term Incentive

Vehicle and Measures	Objective
Long-Term Incentive Award	
▪ For the CEO, weighting is: ▪ 75% PSUs, with 50% based on three-year adjusted ROIC in excess of WACC, and 25% based on rTSR; and ▪ 25% RSUs ▪ For other NEOs, weighting is: ▪ 60% PSUs, with 40% based on three-year adjusted ROIC in excess of WACC, and 20% based on rTSR; and ▪ 40% RSUs	▪ Provide variable equity compensation opportunity based on achievement of performance goals over a three-year period; ▪ Reward Company and individual performance; ▪ Encourage and reward long-term appreciation of stockholder value; ▪ Encourage long-term retention through three-year performance period associated with PSUs and three-year vesting periods for RSUs; and ▪ Align interests of executives with those of stockholders.
Short-Term Incentive Award	
For all NEOs: ▪ Company Performance (80%): ▪ Net sales (34%) ▪ Adjusted operating profit (33%) ▪ Free cash flow (33%) ▪ Individual Performance (20%): ▪ Including individual ESG Goal	▪ Provide variable cash compensation opportunity based on achievement of annual performance goals aligned with business objectives; ▪ Reward focus on operational performance, profitability, and cash flow generation; and ▪ Reward individual performance, including individual performance with respect to ESG goals, to align with Company and stockholder interests.
Base Salary	
	▪ Provide a competitive level of fixed cash compensation for high-performing executives; and ▪ Reward individual performance, level of experience, and responsibility.

Process for Setting Executive Compensation

Role of Compensation Consultant

Under its Charter, the Compensation and Management Development Committee is authorized to engage outside advisors at the Company's expense. In fiscal 2023, the Compensation and Management Development Committee continued to engage Exequity as its independent compensation consultant. Exequity does not provide any additional consulting services to the Company.

The Compensation and Management Development Committee approves the services to be performed by the consultant and the related costs. Under the terms of arrangement with Exequity, Exequity performed the following services for the Compensation and Management Development Committee in fiscal 2023 (in addition to preparation for and attendance at meetings of the Compensation and Management Development Committee):

▪ peer group assessment, market compensation analysis, and overall compensation program design for the CEO and the other NEOs;

▪ market compensation analysis for non-employee directors;

▪ assistance and support on various items, including review of incentive programs (plan and award design), updates related to evolving executive compensation, and governance trends;

▪ risk review of the executive compensation program; and

▪ review of the draft Proxy Statement and input on various disclosures therein.

The Chair of the Compensation and Management Development Committee may make additional requests of the compensation consultant during the year on its behalf.

Prior to engaging Exequity, and annually thereafter (most recently in October 2023), the Compensation and Management Development Committee considered Exequity's independence, including the following factors: (1) other services provided to us by the consultant; (2) fees paid by us as a percentage of the consulting firm's total revenue; (3) policies or procedures maintained by the consulting firm that are designed to prevent a conflict of interest; (4) any business or personal relationships between the individual consultants involved in the engagement and a member of the Compensation and Management Development Committee; (5) any Company stock owned by the individual consultants involved in the engagement; and (6) any business or personal relationships between our executive officers and the consulting firm or the individual consultants involved in the engagement. The Compensation and Management Development Committee reviewed these factors and concluded that the consultant is independent and that the work of the consultant did not raise any conflict of interest.

Market Data

The Compensation and Management Development Committee annually compares the various elements of our executive compensation program with respect to the CEO and other NEOs in order to evaluate compensation levels relative to that of the market and our competitors through the use of publicly available proxy peer group data, market surveys, total compensation studies, and long-term incentive compensation analyses.

For purposes of analyzing NEO compensation relative to that of the market, the Compensation and Management Development Committee uses a list of peer companies that are of comparable size and business focus, and that are representative of the companies with whom we compete for executive talent. Although we focus on ensuring industry-representative peers, there is no individual or group of companies of similar size that exactly matches the markets and industry that our Company serves. The compensation consultant and management developed a list of recommended peer companies based upon an assessment of the representative factors described above, as well as the availability of publicly-disclosed compensation information, revenue (approximately 0.5 times and 2.5 times that of the Company), market capitalization, and historical profitability. In determining our executive compensation peer group for fiscal 2023, the Compensation and Management Development Committee reviewed, with the help of the compensation consultant, our fiscal 2022 peer group and decided to remove two companies from the peer group for fiscal 2023 based on revenue size and business fit.

The peer group for fiscal 2023 is comprised of the following list of 21 companies and includes electrical components and equipment, building products, construction, and engineering and industrial machinery companies with size and financial characteristics generally comparable to us:

A.O. Smith Corporation	Generac Holdings, Inc.	Regal Rexnord Corporation
Allegion plc	Hubbell Incorporated	Rockwell Automation, Inc.
AMETEK Inc.	IDEX Corporation	Roper Technologies
Belden Inc.	Keysight Technologies, Inc.	Sensata Technologies Hldg. plc
Carlisle Companies, Inc.	Lennox International	Snap-on Incorporated
Dover Corporation	Lincoln Electric Holdings, Inc.	Vishay Intertechnology, Inc.
EnerSys	Pentair plc	Xylem Inc.

In evaluating NEO compensation, survey data is also reviewed as a secondary reference to ensure a holistic review of the market.

Role of Executive Officers

The CEO reports to the Compensation and Management Development Committee on his evaluations of certain senior executives, including the other NEOs. He makes compensation recommendations for the other NEOs with respect to base salary, merit increases, short-term incentives, and long-term incentives, which are the basis of discussion with the Compensation and Management Development Committee.

Executive Compensation Framework

General Compensation Levels

The total direct compensation opportunities offered to our executive officers have been designed to ensure that they have a strong relationship with the creation of long-term value for stockholders, are competitive with market practices, support our executive recruitment and retention objectives, and are internally equitable among executives based on skill levels and experience. The short-term and long-term incentive portions of total direct compensation are designed to be performance-based and to provide compensation in excess of base salary only when performance goals are met.

In determining total direct compensation opportunities, the Compensation and Management Development Committee considers: compensation information and input, including peer group comparisons and survey market data, provided by its compensation consultant; the evaluation by the Board of the CEO; and the CEO's performance review and recommendation for each of the other executive officers. The peer group and survey market data provide competitive compensation information for positions of comparable responsibilities and experience with comparably-sized companies that are representative of the companies with whom we compete for executive talent.

Elements of Compensation

For fiscal 2023, our executive compensation program consisted of the following compensation elements for the NEOs, including:

- base salary;
- performance-based short-term incentive awards;
- performance-based long-term incentive awards in the form of PSUs with a three-year performance period that vest, if at all, after three years, subject to achievement of performance goals;
- time-based RSU awards with a three-year vesting period;
- post-termination compensation retirement benefits, as well as severance and change in control arrangements; and
- limited perquisites (see *Executive Perquisites* for more details).

In addition, NEOs generally participate in our health and welfare plans on the same basis as other full-time associates. The objective for each element of compensation is described below.

Pay Element	Performance Metric	Rationale	Target Pay
Total Direct Compensation			
Base Salary		Market competitive base pay allows for the attraction and retention of high-performing executives	
Short-Term Performance-Based Incentive Award	Net Sales	Aligns objective financial performance metrics to our annual operating plan	**80%** of Target
	Adjusted Operating Profit	Rewards operational performance and profitability	
	Free Cash Flow	Rewards generating cash to support our capital allocation priorities	
	Individual Performance	Rewards individual contributions that positively impact overall Company performance and results; also includes a focus on ESG	**20%** of Target
Long-Term Incentive Award - Performance Stock Units	3-year ROIC in excess of WACC and rTSR	▪ For CEO: Greater weighting to demonstrate the pay for performance focus while encouraging sound investments that generate returns for stockholders, while also providing alignment with other NEOs	**75%** of Target LTI Value
		▪ For other NEOs: Encourages leaders to make sound investments that generate returns for stockholders	**60%** of Target LTI Value
Long-Term Incentive Award - Restricted Stock Units		▪ For CEO: Directly aligns with value delivered to stockholders while weighting allows for greater emphasis on PSUs	**25%** of Target LTI Value
		▪ For other NEOs: Directly aligns with value delivered to stockholders	**40%** of Target LTI Value
Other Compensation			
Post-Termination Compensation		Encourages long-term retention through pension benefit and provides a measure of security against possible employment loss, through a change in control or severance agreement, in order to encourage the executive to act in the best interests of the Company and stockholders	

2023 Elements and Determination of Executive Compensation

Base Salary

The base salary is designed to attract talented executives and provide a secure base of cash compensation. Salary adjustments may be made annually as merited or upon promotion to a position of increased responsibility. The base salaries of executives generally are set near or below the 50th percentile depending on individual factors such as tenure, responsibilities, and performance. For the NEOs, the Compensation and Management Development Committee considers market data and individual factors in determining pay levels.

For fiscal 2023, the base salaries for our NEOs were set, based on individual performance, peer group benchmarks, and survey market data. Ms. Holcom, Mr. Goldman, and Ms. Mills received salary increases for fiscal 2023 in recognition of their individual performance during fiscal 2022 and the results of a market assessment of comparable positions in our peer group. The base salary of the CEO remained the same in fiscal 2023, as shown below:

Name	2022 Base Salary	2023 Base Salary	% Change
Neil M. Ashe	$1,000,000	$1,000,000	—%
Karen J. Holcom	$ 500,000	$ 550,000	10%
Barry R. Goldman	$ 450,000	$ 500,000	11%
Dianne S. Mills	$ 450,000	$ 500,000	11%

Short-Term Incentive Awards

Performance-based short-term incentive compensation is a key component of our executive compensation strategy. This element is designed to be a significant performance-based component of overall compensation. Short-term incentive awards are made under the 2017 Management Cash Incentive Plan (also known as the STI Program), which was approved by stockholders at the January 2018 annual meeting. The STI Program is designed to motivate executive officers to attain specific annual performance objectives that, in turn, further our long-term objectives. Approximately 2,500 salaried associates participated in the STI Program in fiscal 2023, including the NEOs.

STI Program awards are based on a combination of Company financial performance and individual performance. For fiscal 2023, 80% of the STI Program opportunity could be earned based on the Company's performance relative to net sales, adjusted operating profit, and free cash flow, and 20% of the STI Program opportunity could be earned based on achievement of individual performance goals, which included an ESG-related goal. The financial performance goals can be earned from 50% (at threshold) to 200% (at maximum) of target based on Company performance against targets that the Compensation and Management Development Committee sets at the beginning of the fiscal year. The individual performance component for the NEOs is determined using our performance management process ("PMP"), which results in the assignment of an individual performance percent using the rating scale described below ("PMP Rating").The maximum amount of dollars available for STI Program award payouts to all eligible associates, including the NEOs, is equal to the sum of (1) the total incentive earned based on Company performance compared to the pre-established Company goals, plus (2) the amount we would pay if all eligible associates received a 100% PMP Rating.

Under the STI Program, the amount of each actual award, including the awards to the NEOs, would be determined as follows:

Base Salary x Short-Term Incentive Target % = Target Opportunity

Target Opportunity x 80% Financial Goal x Company Performance %	+	Target Opportunity x 20% Individual Goal x Individual Performance %	=	Total Short-Term Incentive Payable

Fiscal 2023 Short-Term Incentive Target

At the start of the fiscal year, the Compensation and Management Development Committee sets each NEO's Target Opportunity, which is equal to a percentage of the NEO's base salary. Each NEO's Target Opportunity is shown in the table below. The Compensation and Management Development Committee reviewed comparative market information on Target Opportunities for NEOs and determined that no changes were needed for fiscal 2023.

Name	Salary ($)	STI Program Target (%)	Target Opportunity ($)
Neil M. Ashe	1,000,000	130%	1,300,000
Karen J. Holcom	550,000	100%	550,000
Barry R. Goldman	500,000	100%	500,000
Dianne S. Mills	500,000	100%	500,000

Fiscal 2023 Financial Performance Measures and Weighting

As mentioned above, 80% of the short-term incentive awards is based on our achievement of financial performance measures, which are typically established by the Compensation and Management Development Committee and ratified by the Board early in the fiscal year. In selecting appropriate performance measures the Compensation and Management Development Committee considers management's recommendations and current business objectives.

Each of the performance measures shown below, may be adjusted to exclude the impact of: (a) special charges for streamlining efforts and impairments; (b) the distortive effect of business acquisitions and/or dispositions; (c) purchase accounting adjustments; (d) significant changes in income tax rates or regulations; (e) significant changes in foreign currency; (f) refinancing or extinguishment of debt; (g) changes in accounting principles or accounting policies; and (h) any other unusual gain or loss or event deemed appropriate by the Compensation and Management Development Committee.

STI PROGRAM FINANCIAL PERFORMANCE MEASURES

Measure[1]	Weighting	Calculation	Rationale
Net sales	34%	Net sales is calculated in the same manner as net sales in our income statement with no adjustments.	Aligns objective financial performance metrics to our annual operating plan
Adjusted operating profit	33%	Adjusted operating profit is calculated as operating profit and may be adjusted.	Rewards operational performance and profitability
Free cash flow	33%	Free cash flow is calculated as cash provided by operating activities, minus purchases of property, plant, and equipment.	Rewards generating cash to support our capital allocation priorities

[1] Adjusted operating profit and free cash flow are non-GAAP financial measures. See *Appendix B* for reconciliations to the most directly comparable financial measures calculated in accordance with GAAP and information relating to the calculation of these performance measures.

Performance Measurement Payout Levels

Our Compensation and Management Development Committee sets performance levels at threshold, target, and maximum based on improvement in annual financial measures that correlate with the long-term financial performance of mid-to-large cap companies. We strongly believe that our current performance measures, consisting of net sales (34%), adjusted operating profit (33%), and free cash flow (33%), are not only the leading indicators of how the Company performs, but also the main drivers to enhance our stockholder value. Payout levels are set based on anticipated performance that is expected to drive long-term stockholder value in the upcoming year and may increase commensurately with higher performance up to a maximum payout of 200% of target.

The following table shows the threshold, target, and maximum goals for each financial performance measure, along with our actual performance and resulting payout percent, and weighted payout percent. The "weighted payout percent" is determined by multiplying the performance measure's weight by the payout % earned for that measure. For fiscal 2023, the only adjustments the Committee made were to exclude the impact of severance expenses resulting from business actions taken in the first and fourth quarters of the year.

STI PROGRAM FINANCIAL PERFORMANCE MEASURES

Measure[2]	Weighting	Performance Objectives[1]			Actual (in millions)	Achievement % (rounded)	Weighted Payout % (rounded)
		Threshold	Target	Maximum			
Net sales	34%	$3,862	$4,294	$4,723	$3,952	60%	20%
Adjusted operating profit	33%	$460	$548	$605	$486	65%	21%
Free cash flow	33%	$383	$451	$496	$511	200%	66%
					Company Payout Percentage		**107%**

[1] Threshold, Target, and Maximum amounts are payable at 50%, 100%, and 200%, respectively.

[2] Adjusted operating profit and free cash flow are non-GAAP financial measures. See *Appendix B* for reconciliations to the most directly comparable financial measures calculated in accordance with GAAP and information relating to the calculation of these performance measures.

Individual Performance

Performance of individual participants in the STI Program, including the NEOs, is evaluated after the end of the fiscal year by:

- comparing actual performance to daily job responsibilities and pre-established individual objectives consistent with overall Company objectives, and

- considering, on a qualitative basis, whether the individual's performance reflects our corporate values, business philosophies, and our ESG objectives and goals.

At the end of the fiscal year, each participant, including each NEO, is given a PMP Rating, which corresponds to a range of PMP Payout Percentages, as shown in the table below.

PMP Rating Descriptions	Range of PMP Payout Percentage	
	Minimum	Maximum
Consistently Exceeded Expectations	130%	200%
Met and Often Exceeded Expectations	110%	130%
Met Expectations	85%	110%
Met Some Expectations	25%	85%
Did Not Meet Expectations	0%	0%

At the end of the fiscal year, the Compensation and Management Development Committee (or, with respect to Mr. Ashe, the Board) as applicable, selects the precise payout percentage within the applicable range based on factors such as level of responsibility and impact on our performance, with calibrations made across comparable positions to achieve consistency of the percentages selected.

Key Achievements of our NEOs

The individual objectives for Mr. Ashe were set with the approval of the Compensation and Management Development Committee. The individual objectives for the other NEOs were set after individual discussion with Mr. Ashe. Below is a summary of the achievements of each of our NEOs during fiscal 2023 based on the individual objectives set at the beginning of the year:

Neil M. Ashe

- Drove the generation of $578 million of cash flow from operating activities for the full year of fiscal 2023, an increase of $262 million over the prior fiscal year, driven largely by improvements in working capital
- Effectively allocated capital through the creation of permanent stockholder value by allocating $269 million of capital to share repurchases
- In ABL:
  - progressed our strategy to make the business more predictable, repeatable, and scalable, by focusing on product vitality, improving service levels, the use of technology throughout the business, and driving productivity
  - strategically managed price and improved input costs, delivering adjusted operating profit margin of 15.9%, a 50-basis point improvement over the prior fiscal year
  - exited the Sunoptics® daylighting business and Winona® custom architectural lighting solutions
- In ISG:
  - advanced our strategy of making spaces smarter, safer, and greener, including geographic expansion
  - connected the edge to the cloud by launching Atrius® DataLab, the intersection point between Distech Controls® edge devices and the applications in the cloud, including Atrius Sustainability and Atrius Energy
  - expanded into refrigeration controls with the acquisition of KE2 Therm
- Continued associate Sustainable Engagement score at 85%, which exceeded manufacturing and high technology norms; improved inclusion and ethics survey results
- Gained management velocity by further improving the Company management operating system – Better.Smarter.Faster – a combination of processes, tools and ways of working that spans from strategy, to people, to operating rhythms, to problem solving, which is unique to our organization and allows us to drive strategic alignment, manage change and deliver results, and when combined with our values, allows us to continue to improve our businesses and respond quickly and effectively to changing economic environments

Karen J. Holcom

- Further improved financial processes and technology against end-user satisfaction and time utility goals
- Created a more comprehensive Finance Technology Roadmap
- Effectively managed to free cash flow target through forecasting and controlling working capital, resulting in free cash flow (non-GAAP) of $511 million, an increase of $252 million year-over-year
- Supported ABL's Integrated Business Planning improvement process implementation, which contributed to improved profitability for ABL despite revenue decline
- Continued to improve performance, engagement and talent depth of Finance team; statistically significant improvement of team Sustainable Engagement score from 79% to 85%
- Completed the KE2Therm acquisition and integration
- Led capital allocation priorities that included $269 million of share repurchases
- Provided strategic leadership to a new ERG – Mind Matters (Mental Health Group)

Barry R. Goldman

- Successfully managed resolution of legal disputes and litigation affecting the AYI businesses in fiscal 2023
- Provided strategic leadership on sustainability efforts as an integral part of business strategies to achieve the published results of the Company's EarthLIGHT program
- Improved Sustainable Engagement score of Law and Business Environment team by 5 percent from fiscal 2022
- Provided legal, compliance, governance, and industry relations support to enable the financial and transformation goals and outcomes for AYI businesses
- Completed KE2Therm acquisition and integration
- Improved cybersecurity risk and overall corporate enterprise risk and compliance management
- Led formation and served as executive sponsor of a new ERG – Veterans Network

Dianne S. Mills

- Continued evolution of company culture
- Designed new HR model, processes, business proposition/gearing ratio/return on investment and change plan for introduction in 2024
- Further defined HR's Digitization strategy
- Further integration of inclusion goals with HR processes (i.e. partnering with new ERGs on how our benefits support their communities)
- Driving improvements and outcomes from Associate Listening
- Evolved Talent Management with new capabilities for Talent Acquisition, Manager Effectiveness and Organization Effectiveness
- Provided strategic leadership to business transformation efforts (including ABL Integrated Business Planning)

Fiscal 2023 Short-Term Incentive Award

On October 24, 2023, the Compensation and Management Development Committee certified the achievement of fiscal 2023 financial performance objectives based upon information prepared by the Company's finance department and approved the fiscal 2023 STI Program awards to the NEOs, other than Mr. Ashe. The independent members of the Board then reviewed and approved the Compensation and Management Development Committee's recommendations with respect to Mr. Ashe's fiscal 2023 STI Program award.

The following table reflects the actual STI Program awards for each of our NEOs based on our financial performance and their individual performance for fiscal 2023:

Named Executive Officer	Financial Performance Payout($)[1]		Individual Performance Payout ($)[2]		Actual 2023 Short-Term Incentive Award Payout ($)
Neil M. Ashe	1,112,800	+	286,000	=	1,398,800
Karen J. Holcom	470,800	+	99,000	=	569,800
Barry R. Goldman	428,000	+	90,000	=	518,000
Dianne S. Mills	428,000	+	125,000	=	553,000

[1] Financial performance payout is equal to Target Opportunity multiplied by 80% of the Financial Goal achieved at 107%.

[2] Individual performance payout is equal to Target Opportunity multiplied by 20% of the individual performance percent achieved. Individual performance percent achieved for each of the NEOs was: Mr. Ashe, 110%; Ms. Holcom, 90%; Mr. Goldman, 90%; and Ms. Mills, 125%.

Long-Term Incentive Awards

A substantial portion of the total direct compensation of our NEOs is delivered in the form of LTI Program awards in the form of PSUs and RSUs. LTI Program awards are generally granted on an annual basis. The Compensation and Management Development Committee may also grant LTI Program awards at the time an executive officer is hired or promoted, or to recognize an executive officer's outstanding performance.

LTI Program awards are granted under the stockholder-approved Omnibus Incentive Plan. The purpose of the LTI Program is to enable executive officers and other eligible associates to accumulate capital through future managerial performance, which the Compensation and Management Development Committee believes contributes to the future success of our Company. The Compensation and Management Development Committee believes that awards under the LTI Program promotes a long-term focus on our profitability due to the multi-year vesting period under the plan. The LTI Program is also intended to directly align the value received by the NEOs with the value received by our stockholders since LTI Program awards are paid in shares of our common stock.

Fiscal 2023 Long-Term Incentive Awards

In fiscal 2023, there were approximately 545 eligible participants in the LTI Program. For fiscal 2023, we made a key change to our LTI Program PSU awards for all NEOs by introducing an rTSR metric. In addition, the weighting of the LTI award for the NEOs other than the CEO (as noted below) was changed to reflect a higher weighting on PSUs and a lower weighting on RSUs. The awards were based on the following:

- the grant date value of annual awards should approximate the median target value of awards for similar positions at our peer group (the grant date value of the actual award may be slightly higher or lower based on individual performance);

- for the CEO, 75% of the annual award was in the form of PSUs, of which 50% were based on three-year adjusted ROIC in excess of WACC and 25% were based on an rTSR metric;

- for the other NEOs, 60% of the annual award was in the form of PSUs, of which 40% were based on three-year adjusted ROIC in excess of WACC and 20% were based on an rTSR metric;

- the PSUs granted to NEOs vest only if the three-year performance goals are achieved;

- the actual payout of the PSUs is dependent on the achievement of an established performance goal in excess of related thresholds, which may allow for payout up to two-times the number of units originally awarded; and

- 25% of the CEO annual award and 40% of the other NEO annual awards were in the form of RSUs that vest ratably over a three-year period.

The NEOs' awards are intended to demonstrate our commitment to value creation and alignment with stockholders, with the majority of our CEO's long-term award (75%) being delivered as a PSU, and the majority of our other NEOs' awards being delivered as PSUs (60%).

Fiscal 2023 PSU Performance Goal

The actual number of shares earned under the PSU awards will be determined at the end of a three-year performance period that begins on September 1, 2022 and ends on August 31, 2025 (i.e., fiscal 2023 through fiscal 2025), based on the extent by which our average adjusted ROIC exceeds our average estimated WACC and based on our rTSR ranking against the S&P 400 Capital Goods Index. For rTSR, the S&P 400 Capital Goods Index was determined to be the right comparison group based on industry, overlap with our compensation peer group, stock price correlation, and number of companies included. See *Appendix B* for information relating to the calculation of WACC. The Compensation and Management Development Committee selected these measures for our fiscal 2023 PSUs to encourage the NEOs to make sound investment decisions that generate positive returns for stockholders. The level of achievement is based on the following:

ROIC METRIC

	Threshold	Target[1]	Maximum[1]
Performance Goals	Average adjusted ROIC does not exceed the average estimated WACC by at least 2 percentage points	Average adjusted ROIC is equal to or greater than average estimated WACC by 2 percentage points	Average adjusted ROIC is equal to or greater than average estimated WACC by 6 percentage points
Payout Percentage	0%	100%	200%

[1] The total number of shares earned will be interpolated between Target (100%) and Maximum (200%).

rTSR METRIC

	Threshold[1]	Target	Maximum[1]
Performance Goals	<25th Percentile Rank Relative to the S&P 400 Capital Goods Index	50th Percentile Rank Relative to the S&P 400 Capital Goods Index	>75th Percentile Rank Relative to the S&P 400 Capital Goods Index
Payout Percentage	0%	100%	200%

[1] The total number of shares earned will be interpolated between Threshold (0%) and Maximum (200%).

Fiscal 2023 Long-Term Incentive Award Values

The following table shows the fiscal 2023 LTI Program award values granted to the NEOs, both in dollars and number of shares (assuming the PSUs are earned at 100%):

		Value by Award Type		Number of Shares by Award Type[1]	
Named Executive Officer	Grant Date Fair Value of Award ($)	Restricted Stock Units ($)	Performance Stock Units ($)	Restricted Stock Units (#)	Performance Stock Units at Target (#)
Neil M. Ashe	5,500,000	1,375,000	4,125,000	7,736	23,207
Karen J. Holcom	1,650,000	660,000	990,000	3,714	5,569
Barry R. Goldman	1,000,000	400,000	600,000	2,251	3,375
Dianne S. Mills	1,000,000	400,000	600,000	2,251	3,375

[1] The Number of Shares by Award Type is calculated by dividing the Value by Award Type by the Company's closing stock price on the grant date, October 24, 2022, and rounded to the nearest whole unit. The Company's closing stock price on the grant date was $177.75.

RSUs vest ratably over a three-year period and PSUs will vest at the end of three years, subject to achievement of the specified performance measures. Dividends accrue on RSUs and PSUs but are not paid until the underlying award vests.

Vesting of Fiscal 2021 Performance Stock Units

On October 26, 2020, the Compensation and Management Development Committee granted PSUs ("2020 PSUs") to three of our NEOs, Ms. Holcom, Mr. Goldman and Ms. Mills. Mr. Ashe did not receive 2020 PSUs as his long-term incentive award in 2020 was exclusively in the form of performance-based stock options for only his new hire award.

The 2020 PSUs were subject to achievement of our average adjusted ROIC in excess of our average estimated WACC measured over a three-year performance period beginning on September 1, 2020 and ending on August 31, 2023 (i.e., fiscal 2021 through fiscal 2023). The Threshold, Target and Maximum performance achievement levels for the 2020 PSUs were the same as those described above in *Fiscal 2023 PSU Performance Goal*. The payout of the awards was certified by the Compensation and Management Development Committee on October 24, 2023, based on financial information presented with the final payout representing maximum performance of 200% as summarized in the table below.

Average Adjusted ROIC for Performance Period[1]	Average Estimated WACC for Performance Period	Amount by which Average Adjusted ROIC Exceeds WACC	Payout Percentage
17.1%	9.8%	7.3 percentage points	200%

[1] Adjusted ROIC is a non-GAAP financial measure. See *Appendix B* for a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP.

Based on the 200% performance achievement, Ms. Holcom, Mr. Goldman and Ms. Mills earned the following payouts for their 2020 PSUs.

Participating Named Executive Officers	Target PSUs (#)	Earned Shares (#)
Karen J. Holcom	5,478	10,956
Barry R. Goldman	2,191	4,382
Dianne S. Mills	2,191	4,382

Executive Perquisites

The limited perquisites and other personal benefits that are available to our NEOs consist of: charitable contributions made by the Company on behalf of an executive officer under the Company's Matching Gift Program, which permits the Company to make matching contributions, on a dollar-for-dollar basis, of up to $5,000 in the aggregate, to eligible charitable organizations during each fiscal year; limited events attended by our Board and certain members of management, which are designed to foster development opportunities and encourage strategic discussions with members of our Board; and personal use of the Company's aircraft (there was no aggregate incremental cost to the Company for personal use of the plane in fiscal 2023). We also provide other limited perquisites and other personal benefits that we have determined have no aggregate incremental cost to the Company.

In fiscal 2023, the aggregate amount of perquisites and personal benefits provided to each NEO was less than $10,000.

Retirement Benefits

We sponsor the Acuity Brands, Inc. 2002 Supplemental Executive Retirement Plan, as amended (the "2002 SERP"), which was implemented effective January 1, 2003. The 2002 SERP provides participants with a nonqualified pension benefit based on the participant's average earnings and years of service, which benefit is generally payable in an annuity following retirement. Based on stockholder feedback, we amended the 2002 SERP in October 2020 to close the plan to new participants. Benefits to existing participants were not affected and continue to accrue. Each of our NEOs, other than Ms. Mills, participated in the 2002 SERP in fiscal 2023. See *Pension Benefits in Fiscal 2023* for a detailed description of the 2002 SERP.

We maintain several deferred compensation plans described below under *Fiscal 2023 Non-Qualified Deferred Compensation*. The deferred compensation plans are designed to provide eligible participants an opportunity to defer compensation on a tax-efficient basis. Under certain plan provisions, we make contributions to participants' accounts.

We maintain defined contribution plans ("401(k) plans") for all of our eligible U.S. associates. The 401(k) plans provide for associate pre-tax contributions, as well as employer matching contributions for salaried participants and certain hourly participants that do not participate in qualified defined benefit retirement plans.

Change in Control Agreements

We have change in control agreements with our NEOs that provide for separation payments and benefits, consistent with common market practices among our peers, upon qualifying terminations of employment in connection with a change in control of our Company. The change in control agreements are intended to promote meeting the business objectives and needs of our Company and our stockholders by providing the NEOs with some measure of security against the possibility of employment loss that may result following a change in control.

For additional information on the change in control arrangements see *Potential Payments upon Termination—Change in Control Agreements*.

Severance Agreements

To ensure that we are offering a competitive executive compensation program, we believe it is important to provide reasonable severance benefits to our NEOs. Accordingly, we have entered into severance agreements with each of our NEOs.

Severance agreements contain restrictive covenants with respect to confidentiality, non-solicitation, and non-competition and are subject to the execution of a release. Severance agreements for Mr. Ashe, Ms. Holcom, Mr. Goldman, and Ms. Mills are effective until terminated in accordance with the provisions of the agreement, except during a "Covered Period," which includes the six months prior to a change in control event and continues for two years following a change in control.

For additional information on the severance arrangements see *Potential Payments upon Termination—Severance Agreements.*

Other Practices, Considerations, and Policies

Stock Ownership Guidelines

Our NEOs are subject to stock ownership guidelines. The guidelines are intended to ensure that our executive officers maintain an equity interest in our Company at a level sufficient to assure our stockholders of their commitment to value creation, while addressing their individual needs for portfolio diversification. The stock ownership guidelines provide that, over a five-year period, the NEOs will attain ownership in our common stock valued at a multiple of their annual base salary as shown in the table below.

	Multiple of Salary			Multiple of Salary
Neil M. Ashe	6X ●●●●●●		**Barry R. Goldman**	3X ●●●
Karen J. Holcom	3X ●●●		**Dianne S. Mills**	3X ●●●

The stock ownership levels of all NEOs currently exceed the salary multiple required by the guidelines. For the purpose of calculating compliance with the guidelines, share ownership includes shares owned directly or indirectly, shares and/or units represented by amounts invested in the Company's 401(k) plans, unvested time-based RSAs, RSUs and phantom stock, in-the-money time-vested stock option awards, and performance stock options and stock unit awards if performance measures have been achieved. See our Stock Ownership Guidelines Policy at *www.acuitybrands.com* under *For Investors* then *Governance–Committee Charters & Governance Documents*.

Hedging, Pledging, and Insider Trading Policy

Our insider trading policy prohibits our associates, officers, and directors from hedging their ownership of our common stock, including the prohibition from engaging in short sales of our common stock and from purchasing or selling any derivative securities, or entering into any derivatives contracts relating to our securities. Our insider trading policy also prohibits our associates, officers, and directors from purchasing or selling Acuity Brands securities while in possession of material non-public information (except in limited circumstances, such as pursuant to a previously established trading plan).

Our insider trading policy prohibits our executive officers and directors from pledging our common stock. None of our NEOs or directors holds any of our stock subject to pledge.

Clawback Policy

We have a recoupment or "clawback" policy in order to further align the interests of key associates with the interests of our stockholders and strengthen the link between total compensation and the Company's performance. During 2023, we amended and restated this policy to comply with recently adopted NYSE listing standards and SEC regulations governing compensation recovery policies. Under our policy as amended and restated, if we are required to prepare certain types of accounting restatements, we will be required to recover or "claw back" incentive-based compensation from any current or former executive officer, including our NEOs. We also may recover such compensation from our executive officers' direct reports. The policy provides for the limited exceptions permitted by the listing standards and regulations, including an exception if the direct expense of recovery would exceed the amount to be recovered.

Under our policy as amended and restated, "incentive-based compensation" is defined broadly to include any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure, and will generally include our STI Program and PSUs. The amount of incentive-based compensation that will be subject to recovery is the excess of the incentive-based compensation received during the preceding three years over the amount of incentive-based compensation that would have been received had the amount been determined based on the restated financial statements.

The amended and restated policy applies to incentive-based compensation received on or after October 2, 2023. Incentive-based compensation received prior to October 2, 2023 remains subject to our prior policy, which was discretionary rather than mandatory. The policy gives the Compensation and Management Development Committee discretion to administer and interpret the policy. To date, no NEO has been subject to any clawbacks.

Equity Award Grant Practices

Equity awards under our LTI Program are approved by the Compensation and Management Development Committee and the independent members of the Board on an annual basis or when necessary. The CEO may make interim equity awards to associates who are not executive officers from a previously approved discretionary stock pool, which are generally made on the first business day of each fiscal quarter based on prescribed criteria established by the Compensation and Management Development Committee. In certain circumstances, the Board may approve equity awards to key associates of newly acquired businesses in order to retain key talent or to incentivize their continued efforts on behalf of the Company. Interim equity awards may be granted upon initial hiring and following promotions or other special circumstances that occur during the year, subject to Compensation and Management Development Committee approval. We do not time the granting of equity awards to the disclosure of material information or to the fluctuation in the market value of the Company's common stock.

Compensation Risk Analysis

Because performance-based incentives play a large role in our overall executive compensation program, we believe that it is important to ensure that these incentives do not result in our executives taking actions that may conflict with our long-term best interests. The Compensation and Management Development Committee considers risk in designing the compensation program with the goal of appropriately balancing short-term incentives and long-term performance. We address this in several ways:

- The various financial performance measures that are set under the STI Program and LTI Program are balanced and are informed by prior year performance levels and multi-year performance targets that are reviewed and approved by the Board. We believe these performance targets are challenging, yet attainable, without the need to take inappropriate risks or make material changes to our business or strategy.

- Awards under the LTI Program are made in the form of equity grants that either vest over time or upon the achievement of three-year performance targets. We believe the three-year vesting of the equity awards plays an important role in mitigating unnecessary or excessive risk taking.

- The STI Program and the LTI Program have maximum payout limitations for each participant.

- Because the value of the equity awards is best realized through long-term appreciation of stockholder value (especially when coupled with our *Stock Ownership Guidelines*), we believe the equity awards encourage a long-term growth mentality among our executives and aligns their interests with those of our stockholders.

The Compensation and Management Development Committee's independent, third-party consultant conducted a risk assessment of the Company's compensation programs. After reviewing this risk assessment and discussion of the results with management, the Compensation and Management Development Committee concluded that our compensation program does not encourage management to take excessive risks and serves the stockholders' best interests in our sustained long-term performance by including an appropriate balance of financial performance measures, extended vesting schedules, and significant stock ownership requirements.

Fiscal 2024 Compensation Changes

For fiscal 2024, after the Compensation and Management Development Committee reviewed market trends and peer group data, and considered feedback on our compensation program design through regular stakeholder meetings, which indicated support of the Company's pay practices, it decided to not make additional compensation program design changes for fiscal 2024. The Company continuously reviews its executive compensation program to ensure (1) alignment with the Company's strategies, (2) delivery of competitive programs with those of companies with whom we compete for talent, and (3) appropriate allocation of compensation components between elements of total direct compensation and other compensation (including post-termination or retirement programs).

Report of the Compensation and Management Development Committee

The Compensation and Management Development Committee has reviewed and discussed with management the contents of the Compensation Discussion and Analysis section of this Proxy Statement. Based on its review and discussions with management, the Compensation and Management Development Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for fiscal 2023 for filing with the SEC.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

Maya Leibman, Chair
Marcia J. Avedon, Ph.D.
W. Patrick Battle
James H. Hance, Jr.
Mark J. Sachleben

Executive Compensation Tables

Fiscal 2023 Summary Compensation Table

The following table presents compensation data for the NEOs for fiscal 2023, 2022 and 2021, as may be applicable.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Neil M. Ashe Chairman, President and CEO	2023	1,000,000	—	6,091,382	—	1,398,800	711,755	11,880	9,213,817
	2022	1,000,000	—	5,000,154	—	1,086,800	578,872	13,179	7,679,005
	2021	1,000,000	—	—	11,212,565	1,622,400	1,055,471	17,609	14,908,045
Karen J. Holcom Senior Vice President and Chief Financial Officer	2023	541,667	—	1,791,926	—	569,800	216,233	62,673	3,182,299
	2022	500,000	—	1,500,067	—	393,000	93,668	106,550	2,593,285
	2021	487,501	—	1,000,064	—	634,000	236,996	81,161	2,439,722
Barry R. Goldman Senior Vice President and General Counsel	2023	491,667	—	1,086,017	—	518,000	219,432	36,222	2,351,338
	2022	445,833	—	800,132	—	349,200	84,573	62,387	1,742,125
	2021	420,833	—	399,989	—	404,175	195,368	58,506	1,478,871
Dianne S. Mills Senior Vice President and Chief Human Resources Officer	2023	491,667	—	1,086,017	—	553,000	4,695	34,813	2,170,192
	2022	450,000	—	1,000,114	—	376,200	—	52,122	1,878,436
	2021	441,667	—	399,989	—	441,450	—	32,777	1,315,883

[1] Represents the aggregate grant date fair value of PSU and RSU awards granted during the applicable fiscal year. The fiscal 2023 awards consisted of 75% PSUs and 25% RSUs for Mr. Ashe and 60% PSUs and 40% RSUs for Ms. Holcom, Mr. Goldman, and Ms. Mills. The value of PSUs granted in fiscal 2023, assuming the maximum level of performance will be achieved, is as follows: Mr. Ashe, $9,432,615, Ms. Holcom, $2,263,525, Mr. Goldman, $1,371,803, and Ms. Mills, $1,371,803. The assumptions used to value RSUs and PSUs granted can be found in Note 11 to our Consolidated Financial Statements included in the Annual Report on Form 10-K for the fiscal year ended August 31, 2023. For more information regarding stock awards granted in fiscal 2023, see *Fiscal 2023 Long-Term Incentive Awards.*

[2] Represents the aggregate grant date fair value of stock option awards granted during the applicable fiscal year. The fiscal 2021 stock option awards for Mr. Ashe consisted of two separate awards, both of which only become exercisable after the Company's common stock reaches and maintains a stock price target of either $225 or $275 for ten consecutive trading days. The assumptions used to value stock option awards granted in fiscal 2021 can be found in Note 11 to our Consolidated Financial Statements included in the Annual Report on Form 10-K for the fiscal year ended August 31, 2023.

[3] Represents amounts earned under the STI Program for the applicable fiscal year. For more information, see *Fiscal 2023 Short-Term Incentive Award*.

[4] For fiscal 2023, represents the increase in the actuarial present value of benefits under the 2002 SERP and above-market earnings on deferred compensation that is not tax-qualified, in each case to the extent applicable. The increases in defined benefit pension values for fiscal 2023 were as follows: Mr. Ashe, $711,755, Ms. Holcom $192,960, and Mr. Goldman, $196,408. The change in the pension value for fiscal 2023 was primarily attributed to an increase in the value due to the passage of time. The change in the pension value for fiscal 2022 was primarily attributed to an increase in the value due to the passage of time. The change in the pension value for fiscal 2021 was primarily attributed to an increase in the value due to the passage of time and a lower discount rate. The change in pension value amounts shown for Mr. Ashe for fiscal 2022 and 2021 have been corrected from previously reported higher amounts that were miscalculated due to an administrative error. The corrected amount for fiscal 2022 is $120,089 lower than previously reported, and the corrected amount for fiscal 2021 is $53,918 lower than previously reported. The above-market earnings on deferred compensation for fiscal 2023 were as follows: Ms. Holcom, $23,273, Mr. Goldman, $23,024, and Ms. Mills, $4,695. The above-market earnings were calculated as the excess of the earnings credited on deferred amounts under our deferred compensation plans that were deemed invested in the prime rate investment alternative under such plans over the amount that would have been earned had the deferred amounts been credited with a return equal to 120% of the applicable federal rate in effect when the prime rate investment alternative was first offered under the plans. For more information, see *Pension Benefits in Fiscal 2023* and *Fiscal 2023 Non-Qualified Deferred Compensation.*

[5] Amounts shown for All Other Compensation include the following: matching contributions into the Company's 401(k) plan for Mr. Ashe, $11,880; for Ms. Holcom, $12,000; for Mr. Goldman, $11,987; and for Ms. Mills, $13,950. Also included are Company Contributions into the Deferred Compensation Plans as follows: Ms. Holcom, $50,673; Mr. Goldman, $24,235; and Ms. Mills, $20,863. In fiscal 2023, the aggregate incremental cost of perquisites and personal benefits provided to each NEO was less than $10,000.

Fiscal 2023 Grants of Plan-Based Awards

The following table provides information about equity and non-equity incentive awards for fiscal 2023 for each of the NEOs. Non-equity incentive plan awards are made under the STI Program and equity incentive awards are made under the LTI Program.

Name	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Neil M. Ashe		650,000	1,300,000	2,600,000							
PSU-ROIC	10/24/22				—	15,472	30,944				2,750,148
PSU-rTSR	10/24/22				—	7,735	15,470				1,966,160
RSU	10/24/22				—	—	—	7,736			1,375,074
Karen J. Holcom		275,000	550,000	1,100,000							
PSU-ROIC	10/24/22				—	3,713	7,426				659,986
PSU-rTSR	10/24/22				—	1,856	3,712				471,777
RSU	10/24/22				—	—	—	3,714			660,164
Barry R. Goldman		250,000	500,000	1,000,000							
PSU-ROIC	10/24/22				—	2,250	4,500				399,938
PSU-rTSR	10/24/22				—	1,125	2,250				285,964
RSU	10/24/22				—	—	—	2,251			400,115
Dianne S. Mills		250,000	500,000	1,000,000							
PSU-ROIC	10/24/22				—	2,250	4,500	—			399,938
PSU-rTSR	10/24/22				—	1,125	2,250	—			285,964
RSU	10/24/22				—	—	—	2,251			400,115

[1] These columns show the possible fiscal 2023 payout for each NEO under the STI Program if the threshold, target, or maximum goals, as such terms are defined by the SEC, were achieved. See *Fiscal 2023 Summary Compensation Table* for final amounts earned. See *Fiscal 2023 Short-Term Incentive Award* for a description of the program.

[2] These columns represent the potential payout of PSUs granted on October 24, 2022 under the LTI Program if the performance measure is achieved over a three-year performance period from September 1, 2022 to August 31, 2025. The threshold payout is 0% of the target shares granted and the maximum payout is 200% of the target shares for all NEOs. During the period of time that the award is unearned, dividends will accumulate at the same rate as dividends may be declared and paid on the Company's common stock ("Accumulated Dividends"). These Accumulated Dividends will be paid in cash when the underlying PSUs are earned and become vested and the underlying shares are issued. Accumulated Dividends will be forfeited if the PSUs are not earned or do not become vested. See *Fiscal 2023 Long-Term Incentive Awards* for a description of the program.

[3] This column shows the number of RSUs granted on October 24, 2022. The RSU grants vest ratably in three equal annual installments beginning one year from the grant date. Accumulated Dividends are only paid when the RSUs vest and the underlying shares are issued, and will be forfeited if the RSUs do not become vested.

[4] This column shows the aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718. The grant date fair value of RSU and PSU-ROIC awards is calculated using the closing price of our common stock on the NYSE on the grant date. The grant date fair value of PSU-rTSR award is calculated using a Monte Carlo Simulation. The assumptions used to value awards granted can be found in Note 11 to our consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended August 31, 2023.

Outstanding Equity Awards at Fiscal 2023 Year-End

The following table provides information on outstanding equity awards held by the NEOs at August 31, 2023. The table includes unexercised or unearned option awards, unvested RSAs and RSUs, and unearned PSUs. The vesting schedule for each grant is shown in the "Vesting Schedule Table" that follows this table based on the grant date of each award. The option exercise prices shown below are the closing market price of our common stock on the NYSE on the grant date, except one option award to Mr. Ashe granted on January 31, 2020 had a premium exercise price that was $10 over the fair market value on the date of grant.

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units, Or Other Rights That Have Not Vested ($)[5]
Ashe	01/31/20	200,000	—		117.87	01/31/30				
	01/31/20	200,000	—		127.87	01/31/30				
	01/31/20	—	—	100,000	117.87	01/31/30				
	09/01/20	—	—	225,000	108.96	09/01/30				
	09/01/20	—	—	52,200	108.96	09/01/30				
	10/25/21						4,025	649,152	36,230	5,843,174
	10/24/22						7,736	1,247,662	38,679	6,238,149
Holcom	10/27/14	1,002	—		135.63	10/27/24				
	10/26/15	1,590	—		207.80	10/26/25				
	10/24/16	1,794	—		239.76	10/24/26				
	10/25/17	657	—		156.39	10/25/27				
	10/24/18	1,468	—		116.36	10/24/28				
	10/24/19						282	45,481		
	10/26/20						13,695	2,208,730		
	10/25/21						2,415	389,491	7,246	1,168,635
	10/24/22						3,714	598,994	9,282	1,497,001
Goldman	10/26/15	2,145	—		207.80	10/26/25				
	10/24/16	2,325	—		239.76	10/24/26				
	10/25/17	1,751	—		156.39	10/25/27				
	10/24/18	2,936	—		116.36	10/24/28				
	10/24/19						277	44,675		
	10/26/20						5,478	883,492		
	10/25/21						1,288	207,729	3,864	623,186
	10/24/22						2,251	363,041	5,625	907,200
Mills	03/02/20						975	157,248		
	10/26/20						5,478	883,492		
	10/25/21						1,610	259,661	4,830	778,982
	10/24/22						2,251	363,041	5,625	907,200

[1] For Mr. Ashe, the stock options shown in this column will only vest and become exercisable after the attainment of two independent conditions: a four year ratable vest from the grant date; and the closing stock price of the Company's common stock reaching either $275 or $225 per share and remaining at or above the aforementioned stock price target for ten consecutive trading days at any time following the grant date.

[2] For awards granted on October 26, 2020, this column reflects outstanding RSUs and the PSUs that have been earned, but do not vest until October 26, 2023.

[3] The market value is calculated as the product of (a) $161.28 per share, the closing market price of our common stock on the NYSE on August 31, 2023, the last trading day of the fiscal year, multiplied by (b) the number of shares that have not vested.

[4] For awards granted on October 25, 2021, the number of units shown are at maximum based on the estimated level of achievement as of August 31, 2023. For awards granted on October 24, 2022: for PSUs based on ROIC in excess of WACC, the number of units shown are at maximum based on the estimated level of achievement as of August 31, 2023; and for PSUs based on rTSR, the number of units shown are at the target based on the estimated level of achievement as of August 31, 2023.

[5] The market value is calculated as the product of (a) $161.28 per share, the closing market price on our common stock on the NYSE on August 31, 2023, the last trading day of the fiscal year, multiplied by (b) the number of PSUs that would be earned based on the estimated level of achievement as of August 31, 2023, as described in footnote 4 to this table. For awards granted on October 25, 2021, and October 24, 2022, the threshold, target, and maximum performance percentages for all NEOs are 0%, 100%, and 200%, respectively.

VESTING SCHEDULE TABLE

Grant Date	Vesting Schedule Description
10/27/2014	Options: 1/3 per year beginning one year from grant date (fully vested 10/27/2017).
10/26/2015	Options: 1/3 per year beginning one year from grant date (fully vested 10/26/2018).
10/24/2016	Options: 1/3 per year beginning one year from grant date (fully vested 10/24/2019).
10/25/2017	Options: 1/3 per year beginning one year from grant date (fully vested 10/25/2020).
10/24/2018	Options: 1/3 per year beginning one year from grant date (fully vested 10/24/2021).
10/24/2019	RSU: 1/4 per year beginning one year from grant date (will be fully vested 10/24/2023).
1/31/2020	Options: One time-vesting option award vests 1/3 per year beginning one year from the grant date (fully vested 1/31/2023); one time-vesting award with a premium exercise price vests 1/3 per year beginning one year from grant date (fully vested 1/31/2023); and one performance-based option will become exercisable if both of the following criteria are satisfied: 4-year ratable vesting beginning one year from the grant date and the Company stock price exceeds $225 per share for ten consecutive trading days.
3/2/2020	RSU: 1/4 per year beginning one year from grant date (will be fully vested 3/2/2024).
9/1/2020	Options: two performance-based options will become exercisable if both of the following criteria are satisfied: 4-year ratable vesting beginning one year from the grant date and the Company stock price exceeds $225 per share or $275 per share, respectively, for ten consecutive trading days.
10/26/2020	RSU: 1/4 per year beginning one year from grant date (will be fully vested 10/26/2024); PSU: three-year performance period ends 8/31/2023 (if performance achieved, earned shares will be released on 10/26/2023).
10/25/2021	RSU: 1/3 per year beginning one year from grant date (will be fully vested 10/25/2024); PSU: three-year performance period ends 8/31/2024 (if performance achieved, earned shares will be released on 10/25/2024).
10/24/2022	RSU: 1/3 per year beginning one year from grant date (will be fully vested 10/24/2025); PSU: three-year performance period ends 8/31/2025 (if performance achieved, earned shares will be released on 10/24/2025).

Option Exercises and Stock Vested in Fiscal 2023

The following table provides information for the NEOs on the number of shares acquired upon the exercise of stock options, the vesting of PSUs, RSAs or RSUs, and the value realized during fiscal 2023, each before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Neil M. Ashe	—	—	2,013	371,922
Karen J. Holcom	1,385	63,412	6,931	1,231,933
Barry R. Goldman	—	—	4,300	773,989
Dianne S. Mills	—	—	2,329	438,934

[1] The value realized is the closing market price on the day the stock options were exercised or the stock awards vested (less the exercise price, in the case of stock options), multiplied by the total number of shares that were exercised or that vested.

Pension Benefits in Fiscal 2023

The table below shows information for NEOs under the 2002 SERP as described in the following paragraphs.

The 2002 SERP is an unfunded, non-qualified retirement benefit plan that is offered to executive officers of the Company to provide retirement benefits above amounts available under the Company's tax-qualified defined contribution plans.

Benefits payable under the 2002 SERP are generally paid for 180 months (15 years) commencing on the executive's normal retirement date, which is defined as retirement at 60. For Mr. Ashe, benefits are comprised of the following amounts: (a) a monthly amount equal to 2.8% ("standard accrued benefit factor") of the executive's average annual compensation multiplied by the executive's years of credited service and divided by 12 (the "standard accrued benefit"); and (b) a second monthly amount equal to 1.4% ("incremental accrued benefit factor") of the executive's average annual compensation multiplied by the executive's years of credited service and divided by 12 (the "incremental accrued benefit"). For Ms. Holcom and Mr. Goldman, benefits are comprised of a monthly amount equal to 2.8% ("modified accrued benefit factor") of the executive's average annual compensation multiplied by the executive's years of credited service and divided by 12 (the "modified accrued benefit'). Average annual compensation is defined as the average of the executive's salary and short-term incentive payment for the three highest consecutive calendar years during the participant's service with the Company. An executive is credited with one year of service for each plan year while employed by the Company. Total years of credited service cannot exceed ten years, although compensation earned after completing ten years of credited service may be counted for purposes of determining the executive's average annual compensation and accrued benefit under the 2002 SERP. A reduced retirement benefit can commence between ages 55 and 60. We do not have a policy for granting extra years of credited service under the 2002 SERP, except in connection with a change in control as may be provided for in an executive's change in control agreement. Participants vest in their plan benefit after three years of credited service.

While benefits normally commence at age 60 and are paid in monthly installments over 15 years, benefits may be paid earlier or in a different form as follows:

- a participant could elect to receive a reduced retirement benefit commencing between ages 55 and 60;

- a participant could elect to receive their incremental accrued benefit in a lump sum;

- benefits can also be distributed early in the event of a severe financial hardship; and

- upon the occurrence of a Section 409A change in control event (as defined in the 2002 SERP), the 2002 SERP will be terminated consistent with the requirements of Treasury Regulation section 1.409A-3(j)(4)(ix)(B), and the Company will, within five days of such an event, pay to each participant a lump sum cash payment equal to the lump sum actuarial equivalent of the participant's accrued benefit as of such date.

When calculating the actuarial equivalent of the foregoing forms of benefit, the plan uses an interest rate equal to the lesser of 2.5% per annum or the yield on 10-Year U.S. Treasury Bonds.

The table below summarizes the benefits of each eligible NEO. Ms. Mills, who would have become an eligible participant for the plan when hired in March 2020, waived her participation right.

Name	Standard Accrued Benefit	Incremental Accrued Benefit	Modified Accrued Benefit	Total Benefit Percent
Neil M. Ashe	2.8%	1.4%	NA	4.2%
Karen J. Holcom	NA	NA	2.8%	2.8%
Barry R. Goldman	NA	NA	2.8%	2.8%

The amounts reported for the NEOs in the table below equal the present value of the accumulated benefit in the 2002 SERP at August 31, 2023. The assumptions used to calculate the present value of the accumulated benefit are described in the footnotes to the table.

Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments During Last Fiscal Year ($)
Neil M. Ashe	3	3,195,791	—
Karen J. Holcom	4	691,113	—
Barry R. Goldman	4	675,892	—

(1) Mr. Ashe became an eligible participant when hired on January 8, 2020. Ms. Holcom and Mr. Goldman became eligible participants on September 1, 2019.

(2) The accumulated benefit in the 2002 SERP is based on service and earnings (base salary and bonus, as described above) considered by the 2002 SERP for the period through August 31, 2023. The present value has been calculated assuming the benefit is payable commencing at a retirement of age 65 for all NEOs except Mr. Ashe, where the present value has been calculated assuming the benefit is payable commencing at a retirement age of 60. The discount rate assumed in the calculation is 5.1% compared with 4.4% in the prior year.

Fiscal 2023 Non-Qualified Deferred Compensation

The Company maintains certain non-qualified deferred compensation plans that our NEOs may participate in. These non-qualified deferred compensation plans are described below.

2005 Acuity Brands, Inc. Supplemental Deferred Savings Plan. The 2005 SDSP is an unfunded, non-qualified plan under which key associates, including our NEOs, are able to annually defer up to 50% of salary and STI Program awards as cash units. Ms. Holcom, Mr. Goldman, and Ms. Mills are also eligible to receive a Company matching contribution of their deferrals (50% of their deferrals, limited to 5% of their base salary and STI Program awards, which together is "total cash compensation"), and, for Ms. Holcom and Mr. Goldman, a pension make-up contribution received in lieu of benefits that would have been received under a frozen Company pension plan. Prior to January 1, 2022, Ms. Holcom, Mr. Goldman and Ms. Mills also received a supplemental contribution equal to 3% of their total cash compensation based on calendar year contributions, which was contributed each December. Effective October 25, 2021, the 2005 SDSP was amended to remove the supplemental contribution for all eligible participants, including Ms. Holcom, Mr. Goldman, and Ms. Mills. This amendment was effective for the plan year commencing in January 2022. As a result, the final supplemental contribution was made in December 2021. Effective March 30, 2023, the 2005 SDSP was amended and restated to clarify the payment structure for certain in-service payment elections.

Mr. Ashe is not eligible to receive the Company contributions under the 2005 SDSP because of the level of benefits that he receives under the 2002 SERP. As noted above, Ms. Holcom and Mr. Goldman are eligible for the Company contributions to the plan at the same rate that other participants receive contributions due to the reduced rate at which the 2002 SERP benefit accrues for each of them.

Account balances under the 2005 SDSP earn interest income based on the prime rate. Interest is credited monthly and is compounded annually.

Employee contributions may be paid in a lump sum or up to ten annual installments at the executive's election. The executive may direct that deferrals and related earnings be credited to accounts to be distributed in the future and/or to a retirement account. Future-dated payments may be distributed in a lump sum or up to ten annual installments no earlier than two years following the last deferral to the account. The executive may change the form of distribution twice during the period up to one year prior to termination or retirement, with the new distribution being delayed by at least an additional five years in accordance with Section 409A.

Company contribution accounts may be distributed in a lump sum or up to ten annual installments upon termination of employment. The executive may change the form of distribution twice during the period up to one year prior to termination of employment, with the new distribution being delayed by at least an additional five years in accordance with Section 409A.

2001 Acuity Brands, Inc. Supplemental Deferred Savings Plan. The 2001 SDSP, which does not currently allow deferrals, covered the same general group of eligible associates and operated in a similar manner to the 2005 SDSP, except that it encompassed contributions by the executive and the Company that were vested as of December 31, 2004. These contributions were, therefore, not subject to the provisions of Section 409A. Executive deferrals may be distributed in a lump sum or up to ten annual installments beginning no sooner than five years following the calendar year of deferral. Company contributions will be distributed at or following termination in a lump sum or installments at the associate's election, which must be in place 24 months prior to termination. There were no deferrals or Company contributions into the 2001 SDSP during fiscal 2023. When the 2001 SDSP was active, Ms. Holcom and Mr. Goldman each received annual Company contributions to the 2001 SDSP at the same rate as other plan participants, including pension make-up contributions in lieu of benefits that would have been received under a frozen Company pension plan.

The table below provides fiscal 2023 information related to our NEOs in our non-qualified deferred compensation plans.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions ($)[3]	Aggregate Balance at Last FYE ($)[4]
Neil M. Ashe[5]	NA	NA	NA	NA	NA	NA
Karen J. Holcom	2001 SDSP	—	—	736	—	10,405
	2005 SDSP	93,050	50,673	84,593	(86,911)	1,215,496
Barry R. Goldman	2001 SDSP	—	—	888	—	12,576
	2005 SDSP	34,920	24,235	87,418	(36,543)	1,238,277
Dianne S. Mills	2005 SDSP	40,268	20,863	11,729	(16,770)	179,061

[1] The amounts shown include salary deferrals and/or deferrals of amounts paid under the STI Program. The salary portion of the amounts reflected above is included in the amount reported as "Salary" in the Fiscal 2023 Summary Compensation Table as follows: Ms. Holcom, $53,750 and Ms. Mills, $21,458. The deferred STI Program award portion of the amounts shown above is included in the amount reported as "Non-Equity Incentive Plan Compensation" in the Fiscal 2023 Summary Compensation Table as follows: Ms. Holcom, $39,300, Mr. Goldman, $34,920, and Ms. Mills, $18,810.

[2] The amounts shown are not included in the Summary Compensation Table for Fiscal 2023 except to the extent they represent above-market earnings in excess of 120% of the applicable federal rate. The earnings consist of interest credited to each NEOs account balance during fiscal 2023, which balance may include deferred compensation from prior periods.

[3] The amounts shown are not included in the Fiscal 2023 Summary Compensation Table. The amounts shown for Ms. Holcom, Mr. Goldman, and Ms. Mills consist of distributions of prior period deferrals of compensation along with related interest earned. As described above, participants may elect such distributions at the time deferral elections are made.

[4] A portion of amounts shown in this column for the 2005 SDSP were previously reported as compensation in the Summary Compensation Table for this year and for prior years as follows: Ms. Holcom, $614,712, Mr. Goldman, $278,841, and Ms. Mills, $179,383. The amounts shown also include participant deferrals, Company contributions, and interest credited in prior fiscal periods when Ms. Holcom and Mr. Goldman were not NEOs and for Ms. Mills beginning as of her date of employment with the Company.

[5] Mr. Ashe does not participate in the non-qualified deferred compensation plans.

Employment Arrangements

At the time we first hire an associate, we generally provide the associate with a letter outlining the effective date of their employment, the basic compensation arrangements for the associate's at-will employment, any benefits to which the associate is entitled, and whether the associate is entitled to participate in any severance or change in control benefits. We do not have employment contracts with any of our associates, including our NEOs. All NEOs are entitled to participate in benefit plans and perquisites afforded to executives at their level and coverage under the Company's directors' and officers' liability insurance coverage. A summary of current employment arrangements with our NEOs is provided in the table below.

Fiscal 2023 Employment Arrangements

Neil M. Ashe	Salary	$1,000,000
	Short-Term Incentive	percentage of base salary
	Long-Term Incentive	percentage of base salary (effective for fiscal 2022)
Karen J. Holcom	Salary[1]	$550,000 (increased from $500,000 effective November 1, 2022)
	Short-Term Incentive	percentage of base salary
	Long-Term Incentive	percentage of base salary
Barry R. Goldman	Salary[1]	$500,000 (increased from $450,000 effective November 1, 2022)
	Short-Term Incentive	percentage of base salary
	Long-Term Incentive	percentage of base salary
Dianne S. Mills	Salary[1]	$500,000 (increased from $450,000 effective November 1, 2022)
	Short-Term Incentive	percentage of base salary
	Long-Term Incentive	percentage of base salary

[1] The salary increases for Ms. Holcom, Mr. Goldman, and Ms. Mills reflected individual performance and results of a market assessment of comparable positions in our peer group.

See *Potential Payments upon Termination* for a description of each NEO's severance agreement and change in control agreement.

Potential Payments upon Termination

We have entered into severance agreements and change in control agreements with each of our NEOs. The material terms of these agreements are described below and the potential payments upon termination are shown in the table that follows.

Severance Agreements

The severance agreements for the NEOs provide benefits to our NEOs in the event the executive's employment is involuntarily terminated by us without cause, or for Mr. Ashe only, in the event that he terminates his employment for good reason any time after a change in control. The agreements terminate without payment in the event an executive is terminated for cause, dies, incurs a disability, or voluntarily terminates (other than in the case of Mr. Ashe, a voluntary termination in connection with a qualifying good reason).

The severance agreements are effective until terminated in accordance with the provisions of each agreement and provide the following benefits to our NEOs for the severance period shown for each NEO.

Severance Benefit	Ashe (2 yrs)	Holcom (1 yr)	Goldman (1 yr)	Mills (1 yr)
A severance payment consisting of continuation of the then current monthly base salary for the severance period	✔	✔	✔	✔
A lump sum payment equal to the greater of (i) a predetermined percentage of base salary (as described for each executive therein) and (ii) the annual bonus that would be payable based upon the Company's actual performance, in each case, calculated on a pro rata basis and payable at the same time that bonuses are otherwise payable under the Company's bonus plan	✔ (130%)	✔ (100%)	✔ (100%)	✔ (100%)
A lump sum payment equal to accrued but unused vacation or sick pay as determined under the Company's policy[1]	✔	✔	✔	✔
Continuation of health care and life insurance coverage for the severance period	✔	✔	✔	✔
Accrual of additional credited service under the 2002 SERP during the severance period[2]	✔	✔	✔	
Outplacement services not to exceed 10% of base salary	✔	✔	✔	✔
Vesting of certain equity awards during the severance period	[3]	[4]	[4]	[4]

[1]   Based on current Company policy, none of the NEOs would receive a payment for accrued but unused vacation or sick pay.

[2]   Mr. Ashe, Ms. Holcom, and Mr. Goldman would receive additional years of credited service if a terminating event occurs prior to their attainment of three years of credited service; however, each of them has attained three years of credited service.

[3]   For Mr. Ashe, continued vesting of stock options, RSAs or RSUs, and performance stock or PSUs, during the severance period.

[4]   For Ms. Holcom, Mr. Goldman, and Ms. Mills, the vesting and exercisability of all outstanding equity awards will be in accordance with the terms of the respective award agreements.

Under the severance agreement for Mr. Ashe, a termination of employment by Mr. Ashe for "good reason" means the occurrence of any of the following acts, after a Change in Control, which is not corrected within 30 days after written notice is given to us by Mr. Ashe:

▪ a material diminution in authority, duties or responsibilities (including reporting responsibilities), which, in executive's judgment, represents an adverse change in status, title, position, or responsibilities;

▪ a reduction in the executive's base salary or any failure to pay the executive any compensation or benefits to which he is entitled within five days of the date due;

▪ requiring the executive to be based more than 50 miles from the primary workplace where executive is currently based, except for reasonably required business travel; or

▪ a material breach by us of the severance agreement.

Under the severance agreement for Mr. Ashe, the Change in Control definition is the same as that used in Mr. Ashe's change in control agreement, described below.

Under the severance agreements, the involuntary termination of an executive by the Company for "cause," which results in the termination of the severance agreement and for which no benefits would be payable, occurs for the following reasons:

- termination is the result of an act or acts by the executive, which have been found in an applicable court of law to constitute a felony (other than traffic-related offenses);

- termination is the result of an act or acts by the executive, which are in the good faith judgment of the Company to be in violation of law or of written policies of the Company and which result in material injury to the Company;

- termination is the result of an act or acts of dishonesty by the executive resulting or intended to result directly or indirectly in gain or personal enrichment to the executive at the expense of the Company; or

- the continued failure by the executive substantially to perform the duties reasonably assigned to him, after a demand in writing for substantial performance of such duties is delivered by the Company.

The severance agreement for Mr. Ashe also provides that the Company will pay his reasonable legal fees and related expenses if he were to bring a legal claim for benefits and was successful to a significant extent in enforcing his rights under the severance agreement.

The severance agreements of all NEOs contain restrictive covenants with respect to confidentiality, non-solicitation, and non-competition, and benefits under such severance agreements are subject to the execution of a release. With respect to Ms. Holcom, Mr. Goldman, and Ms. Mills, in the event of certain breaches of the covenants set forth in the severance agreement by the executive, such executive would be required to reimburse the Company 70% of the severance amounts payable thereunder.

Change in Control Agreements

The change in control agreements are intended to provide the NEOs with security against the possibility of employment loss that may result following a change in control so that they may devote their energies to meeting the business objectives and needs of the Company and its stockholders.

The change in control agreements are effective until terminated in accordance with the provisions of the agreements, except during a covered period, which includes the six months prior to a change in control event and continues for two years following a change in control. However, the term of the change in control agreements will not expire during a threatened change in control period (as defined in the change in control agreements) or prior to the expiration of two years following a change in control.

The change in control agreements are double trigger and provide the following benefits to our NEOs in the event employment is terminated for other than cause or by the executive for good reason:

Change in Control Benefits	Ashe (3x)	Holcom (1.5x)	Goldman (1.5x)	Mills (1.5x)
A lump sum cash payment equal to a multiple of the base salary (greater of the base salary in effect on the date of termination or during the 90 day period prior to a change in control)	✔	✔	✔	✔
A lump sum cash payment equal to a multiple of the pro rata bonus which is the greatest of: the most recent bonus paid, the annual bonus payable (at target) during which the termination or change in control occurs, or the average of the annual bonus paid during the last three fiscal years	✔	✔	✔	✔
Continuation of health and welfare benefits, including, as applicable, medical, dental benefits, disability, and life insurance for the specified term	✔	✔	✔	✔
Cash payment representing additional amounts of participation in our defined contribution plan and non-qualified deferred compensation plan for the specified term	✔	✔	✔	✔
Cash payment equal to the lump sum actuarial equivalent of the accrued benefit under the 2002 SERP as of the date of termination of employment, whether or not the accrued benefit has vested	✔			
Accrual of up to a total of three years of credited service under the 2002 SERP, if termination occurs before three years of credited service has been earned		✔	✔	
Better net cutback[1]	✔	✔	✔	✔
Accelerated vesting of stock options, RSA or RSU awards and performance stock or PSU awards (at 100% of target)[2][3]	✔	✔	✔	✔

(1) If the payments to be made under the change in control agreement would be subject to such excise tax, (a) the net benefit after excise payments will be compared to (b) the net benefit if covered payments are limited to the extent necessary to avoid excise payments. If the net amount payable in (a) is less than that payable under (b), then the payment will be reduced in a manner that maximizes executive's economic position.

(2) For Mr. Ashe, stock option awards with price targets will only be accelerated if such stock price targets have been achieved as of the termination date and any performance stock awards would be accelerated at the target level.

(3) For Mr. Ashe, the Company may be required to immediately purchase for cash, on demand, at the then per-share fair market value, any shares of unrestricted stock and shares purchased upon the exercise of options.

The change in control agreements provide benefits to our NEOs in the event employment is terminated by the Company for cause, due to disability, by reason of death, or by executive for other than good reason. Benefits in these events are as follows: all amounts earned or accrued through the termination date, including base salary, reimbursement of reasonable and necessary expenses, vacation pay, and sick leave.

In addition, the Company will pay all legal fees and related expenses incurred by the officer arising out of any disputes related to his termination of employment or claims under the change in control agreement if, in general, the circumstances for which he has retained legal counsel occurred on or after a change in control.

For purposes of the change in control agreements, a change in control is defined as one or more of the following:

- the acquisition of 30% or more of the combined voting power of our then outstanding voting securities (other than certain acquisitions by Company fiduciaries or certain internal reorganizations);

- a change in more than 50% of the members of our Board, who were either members as of the distribution date or were nominated or elected by a vote of two-thirds of those members or members so approved;

- consummation of a merger or consolidation through which our stockholders no longer hold more than 60% of the combined voting power of our outstanding voting securities resulting from the merger or consolidation in substantially the same proportion as prior to the merger or consolidation;

- consummation of a complete liquidation or dissolution or the sale or other disposition of all or substantially all of our assets; or

- the approval by stockholders of the sale of all or substantially all of the assets of the Company or any merger, consolidation, issuance of securities, or purchase of assets, the result of which would be the occurrence of any of the events described in the prior two bullets.

Under the change in control agreement, a termination for cause for Mr. Ashe is a termination evidenced by a resolution adopted by two-thirds of the Board (for Ms. Holcom, Mr. Goldman, and Ms. Mills, upon the reasonable determination by the Company) that the executive:

- intentionally and continually failed to substantially perform their duties, which failure continued for a period of at least 30 days after a written notice of demand for substantial performance has been delivered to the executive specifying the manner in which the executive has failed to substantially perform; or

- intentionally engaged in conduct that is demonstrably and materially injurious to us, monetarily or otherwise.

The executive will not be terminated for cause until he or she has received a copy of a written notice setting forth the misconduct described above and until he or she has been given an opportunity to be heard by the Board.

Under the change in control agreements, disability has the meaning ascribed to such term in our long-term disability plan or policy covering the executive, or in the absence of such plan or policy, a meaning consistent with Section 22(e)(3) of the Internal Revenue Code.

Under the change in control agreements, good reason means the occurrence of any of the following events or conditions in connection with a change in control:

- a material diminution in authority, duties, or responsibilities, which, in the executive's judgment, represents an adverse change in status, title, position, or responsibilities;

- with respect to Mr. Ashe, any reduction in the executive's base salary or any failure to pay the executive any compensation or benefits to which he is entitled within five days of the date due and with respect to Ms. Holcom, Mr. Goldman, and Ms. Mills a reduction of more than 10% of such executive's base salary in effect immediately prior to a change in control;

- requiring the executive to be based more than 50 miles from the primary workplace where the executive is currently based, except for reasonably required business travel; or

- a material breach by us of the agreement (or in the case of Mr. Ashe, a material breach by us of the terms of the employment letter dated January 8, 2020).

Other Possible Payments upon Death, Disability, and Retirement

The following describes possible payments upon an NEO's death, disability, or retirement in accordance with the terms of certain of the Company's compensation plans.

Death/Disability

- For all participants in the Omnibus Incentive Plan, stock options become fully vested and are exercisable to the earlier of the expiration date or one year after the event, and RSAs, RSUs, and PSUs become fully vested and are immediately payable (at Target for PSUs).

- For all participants in the Company's 401(k) Plan, the 2001 SDSP, and the 2005 SDSP, any Company contributions become vested and are payable upon death, or total and permanent disability.

Retirement

- For all participants in the Omnibus Incentive Plan with stock options who are age 55 and above, vested stock options are exercisable to the earlier of the expiration date or five years after retirement; unvested options are forfeited.

- For all participants in the Omnibus Incentive Plan with RSU and PSU awards granted from October 24, 2019 until October 25, 2020 who have attained age 60 and have at least ten years of service, awards continue to vest following retirement. For all participants, RSU and PSU awards granted prior to October 24, 2019 and after October 25, 2020 do not have this provision and will receive no additional vesting following retirement.

- For all participants in the Omnibus Incentive Plan with PSU awards granted on or after October 26, 2020 who have 5 years of service will receive a pro-rata portion of the award that will remain outstanding and available to vest following a participant's termination, except in the event of termination for cause. Such pro-rata portion will be calculated based on the portion of the service period worked between the grant date and termination date in one-year increments. For example, if a participant works more than one year from the grant date but less than two years from the grant date, such participant would be eligible to receive one-third of the PSU, payable at the performance level achieved at the end of the performance period.

Potential Payments Upon Termination Table

The following table shows potential benefits that our NEOs would be entitled to receive upon termination of employment in each termination situation shown. These amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the NEOs, which would only be known at the time they become eligible for payment. The amounts shown in the table are the amounts that could be payable under existing plans and arrangements if the NEO's employment had terminated at August 31, 2023. Values for the accelerated vesting of stock option, RSA, RSU, and PSU grants are based on the closing price of our common stock of $161.28 on the NYSE on August 31, 2023.

The table does not include amounts that the executives would be entitled to receive that are already described in the compensation tables, including the value of equity awards that are already vested, amounts payable under defined benefit pension plans, and amounts previously deferred into the deferred compensation plans. In the event the NEO is entitled to benefits under both the severance agreement and the change in control agreement, the NEO is entitled to receive benefits under whichever agreement provides the greater aggregate value. No additional amounts are due in the event of a voluntary resignation by our NEOs.

Name	Change in Control with Termination ($)	Termination without Cause ($)	Termination with Good Reason ($)	Retirement ($)	Death or Disability ($)	Termination with Cause ($)
Neil M. Ashe						
Cash Severance[1]	7,196,400	3,398,800	3,398,800	—	—	—
Retirement Benefits	2,918,490	1,971,287	1,971,287	—	—	—
Health and Welfare Benefits[2]	81,633	54,422	54,422	—	—	—
Outplacement Counseling	—	100,000	100,000	—	—	—
Additional Company Contributions[3]	35,640	23,760	23,760	—	—	—
Long-Term Incentives[4]	8,561,226	—	—	—	8,561,226	—
Total Lump Sum	**18,793,389**	**5,548,269**	**5,548,269**	**—**	**8,561,226**	**—**
Estimated Better Net Impact[5]	—	NA	NA	NA	NA	NA
Total Payment	**18,793,389**	**5,548,269**	**5,548,269**	**—**	**8,561,226**	**—**
Karen J. Holcom						
Cash Severance[1]	1,667,200	1,111,467	—	—	—	—
Retirement Benefits	—	—	—	—	—	—
Health and Welfare Benefits[2]	26,958	17,972	—	—	—	—
Outplacement Counseling	—	54,167	—	—	—	—
Additional Company Contributions[3]	26,660	17,773	—	—	—	—
Long-Term Incentives[4]	2,958,198	—	—	688,934	2,958,198	—
Total Lump Sum	**4,679,015**	**1,201,378**	**—**	**688,934**	**2,958,198**	**—**
Estimated Better Net Impact[5]	—	NA	NA	NA	NA	NA
Total Payment	**4,679,015**	**1,201,378**	**—**	**688,934**	**2,958,198**	**—**
Barry R. Goldman						
Cash Severance[1]	1,514,500	1,009,667	—	—	—	—
Retirement Benefits	—	—	—	—	—	—
Health and Welfare Benefits[2]	40,516	27,011	—	—	—	—
Outplacement Counseling	—	49,167	—	—	—	—
Additional Company Contributions[3]	28,503	19,002	—	—	—	—
Long-Term Incentives[4]	1,648,120	—	—	389,169	1,648,120	—
Total Lump Sum	**3,231,639**	**1,104,847**	**—**	**389,169**	**1,648,120**	**—**
Estimated Better Net Impact[5]	—	NA	NA	NA	NA	NA
Total Payment	**3,231,639**	**1,104,847**	**—**	**389,169**	**1,648,120**	**—**
Dianne S. Mills						
Cash Severance[1]	1,567,000	1,044,667	—	—	—	—
Retirement Benefits	—	—	—	—	—	—
Health and Welfare Benefits[2]	40,836	27,224	—	—	—	—
Outplacement Counseling	—	49,167	—	—	—	—
Additional Company Contributions[3]	17,820	11,880	—	—	—	—
Long-Term Incentives[4]	1,890,524	—	—	—	1,890,524	—
Total Lump Sum	**3,516,180**	**1,132,938**	**—**	**—**	**1,890,524**	**—**
Estimated Better Net Impact[5]	—	NA	NA	NA	NA	NA
Total Payment	**3,516,180**	**1,132,938**	**—**	**—**	**1,890,524**	**—**

[1] For benefits related to a change-in-control, this represents payments under the change in control agreements, which are equal to a multiple of salary and the greatest of current year bonus (at target), prior year bonus, or average of bonus for last three years, subject to proration. For benefits related to a severance agreement (i.e., termination without cause or, for Mr. Ashe, termination for good reason following a change in control), this represents salary for the severance period plus a cash payment equal to the greater of (i) a predetermined percentage of base salary and (ii) the annual bonus that would be payable based upon the Company's actual performance, subject to proration.

[2] Includes payments of continued health and welfare benefits as outlined in change in control agreements and severance agreements.

[3] Includes payments of additional benefits as outlined in change in control agreements and severance agreements including the present value of additional credited service in the 2002 SERP, as well as additional contributions into the deferred compensation plan and annual Company contributions in the 401(k) plan, if applicable, equal to the number of months associated with each NEOs' payout multiple.

(4) The value realized on unvested equity awards represents the fair market value of unvested awards at August 31, 2023, using our closing price of $161.28 on that date, less the exercise price of unvested options. No payment is made for unvested options where the exercise price is greater than our year-end closing price. For Mr. Ashe, stock option awards with price targets will be accelerated upon a terminating event only if such stock price targets have been achieved as of the termination date and performance stock or PSUs awards would be accelerated upon a terminating event at the target level.

(5) The change in control agreements provide that if the payments to be made under the change in control agreement would be subject to excise tax, (a) the net benefit after excise payments will be compared to (b) the net benefit if covered payments are limited to the extent necessary to avoid excise payments. If the net amount payable in (a) is less than that payable under (b), then the payment will be reduced in a manner that maximizes the executive's economic position.

CEO Pay Ratio

SEC Rules require us to annually disclose the total annual compensation of our CEO, the median of the total annual compensation of all associates other than our CEO, and the ratio of the total annual compensation of our CEO to that of our median associate (the "CEO Pay Ratio"). The following CEO Pay Ratio disclosure for fiscal 2023 is the Company's reasonable, good faith estimate calculated in accordance with the requirements of Item 402(u) of Regulation S-K and Section 954(6) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and may not be comparable to the pay ratio disclosures of other companies.

Identification of Median Associate

Because there were no significant changes to our associate population or our associate compensation programs that we believe would result in a significant change to our CEO Pay Ratio disclosure, we are permitted under SEC rules to use the same median associate that we identified for fiscal 2021 for fiscal 2023. However, since the original fiscal 2021 median associate terminated employment, in fiscal 2022 we identified an alternate median employee with similar compensation. The same median employee from fiscal 2022 was used in fiscal 2023.

To determine our median associate in fiscal 2021, we used August 31, 2021 as the measurement date. As of such date, the Company had 12,994 associates, of which 3,776 (29.1%) were employed in the United States, 8,441 (65.0%) were employed in Mexico, 506 (3.9%) were employed in Canada, and 271 (2.1%) were employed in other non-U.S. locations, including Europe and the Asia/Pacific region. We then used the following multi-step process to identify the fiscal 2021 median associate:

▪ We reviewed the total headcount as of August 31, 2021, in each of the jurisdictions in which we conduct business and excluded 271 associates in non-U.S. locations other than Canada and Mexico under the de minimis 5% exclusion. The excluded associates are located in each of following jurisdictions: the United Kingdom (101), France (77), the Netherlands (61), China (27), Germany (3), Italy (1), and Sweden (1). We included all full-time and part-time associates and excluded Mr. Ashe, independent contractors, and leased workers. After permissible exclusions, our total headcount as of the measurement date was 12,723 associates of our 12,994 total associate population, or 97.9%.

▪ As permitted under the SEC rules, we then calculated the total cash compensation for the 12-months prior to the measurement date for all individuals who were employed on the measurement date, annualizing total cash compensation for any full-time associate that commenced employment in the current fiscal year. We converted the calculated total cash compensation for non-U.S. associates to U.S. dollars using the average currency exchange rate for the fiscal year period. We believe the use of total cash compensation is an appropriate consistently applied compensation measure for purposes of this analysis. Using this annual cash compensation data, we identified the median associate.

Fiscal 2023 CEO Pay Ratio

For fiscal 2023, the median of the total annual compensation of all of the Company's associates, other than Mr. Ashe, was $11,835, which equals the total compensation of our median associate identified in fiscal 2021 calculated in the same manner as the "Total Compensation" shown for Mr. Ashe and the other NEOs in the Summary Compensation Table.

Mr. Ashe's total annual compensation, as reported in the "Total Compensation" column of the Fiscal 2023 Summary Compensation Table was $9,213,817. Based on this information, the CEO Pay Ratio is estimated to be 779 to 1.

Alternate Ratio Calculation: Since the majority of the Company's associate population is not based in the U.S., the Company is providing alternative pay ratio calculations using the Company's U.S. median associate identified in fiscal 2021. The U.S. median employee we identified for fiscal 2021 terminated employment during fiscal 2023. Therefore, as allowed by SEC rules, we identified an alternate U.S. median employee whose fiscal 2021 compensation was similar to our fiscal 2021 U.S. median associate. For fiscal 2023, the median of total annual compensation of all of the Company's U.S. associates, other than Mr. Ashe, was $80,911, which equals the total compensation of our U.S. median associate. Mr. Ashe's total annual compensation, as reported in the "Total Compensation" column of the fiscal 2023 Summary Compensation Table was $9,213,817. Based on this information, the CEO Pay Ratio for the median U.S. associate is estimated to be 114 to 1.

Pay Versus Performance

Under rules adopted pursuant to the Dodd-Frank Act, we are required to disclose certain information about the relationship between the compensation actually paid to our NEOs and certain measures of Company performance. The material that follows is provided in compliance with these rules.

The following table provides information regarding compensation actually paid to our principal executive officer, or PEO, and other NEOs for each fiscal year from fiscal 2021 to fiscal 2023, compared to our total shareholder return (TSR) and the TSR of a peer group from August 31, 2020 through the end of each such fiscal year, and our net income and ROIC for each such fiscal year.

					Value of Initial Fixed $100 Investment Based On:			
Year (a)	Summary Compensation Table Total for PEO (b)[1][2]	Compensation Actually Paid to PEO (c)[1][3]	Average Summary Compensation Table Total for Non-PEO Named Executive Officers (d)[4]	Average Compensation Actually Paid to Non-PEO Named Executive Officers (e)[5]	Total Shareholder Return (f)[6]	Dow Jones U.S. Electrical Components & Equipment Index Total Shareholder Return (g)[7]	Net Income ($M)(h)[8]	Adjusted ROIC[9]
2023	$ 9,213,817	$ 8,585,748	$2,567,942	$2,140,698	$149.04	$155.48	$346.00	17.10 %
2022	$ 7,679,005	$ 4,822,663	$2,071,282	$2,261,684	$151.03	$128.32	$384.00	18.10 %
2021	$14,908,045	$52,621,462	$2,161,603	$4,860,075	$169.52	$144.85	$306.30	16.10 %

[1] Our PEO for each fiscal year was Neil Ashe.

[2] Represents the total compensation paid to our PEO in each listed year, as shown in our Summary Compensation Table for such listed year.

[3] Compensation actually paid does not mean that our PEO was actually paid those amounts in the listed year, but this is a dollar amount derived from the starting point of summary compensation table total compensation under the methodology prescribed under the relevant rules as shown in the adjustment table below.

Year	Reported Summary Compensation Table Total for PEO ($)	Reported Value of Equity Awards ($)(a)	Equity Award Adjustments ($)(b)	Reported Change in Pension Value ($)	Pension Benefit Adjustments ($)(c)	Compensation Actually Paid to PEO ($)
2023	9,213,817	(6,091,382)	5,096,654	(711,755)	1,078,414	8,585,748
2022	7,679,005	(5,000,154)	1,477,973	(578,872)	1,244,711	4,822,663
2021	14,908,045	(11,212,565)	48,631,456	(1,055,471)	1,349,997	52,621,462

(a) The reported value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards Granted in Year ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2023	3,169,434	(895,482)	—	2,822,702	—	—	5,096,654
2022	6,959,607	(6,392,606)	—	910,972	—	—	1,477,973
2021	27,291,422	20,360,204	—	979,830	—	—	48,631,456

[c] The pension benefit adjustments for each applicable year reflect the service cost for services rendered during the year.

[4] This figure is the average of the total compensation paid to our NEOs other than our PEO in each listed year, as shown in our Summary Compensation Table for such listed year. The names of the non-PEO NEOs in each year are listed in the table below.

Year	Non-PEO NEOs
2023	Karen J. Holcom, Barry R. Goldman, Dianne S. Mills
2022	Karen J. Holcom, Barry R. Goldman, Dianne S. Mills
2021	Karen J. Holcom, Barry R. Goldman, Dianne S. Mills, Richard K. Reece

[5] This figure is the average of compensation actually paid for our NEOs other than our PEO in each listed year. Compensation actually paid does not mean that these NEOs were actually paid those amounts in the listed year, but this is a dollar amount derived from the starting point of Summary Compensation Table total compensation under the methodology prescribed under the SEC's rules as shown in the table below, with the indicated figures showing an average of such figure for all NEOs other than our PEO in each listed year.

Year	Average Reported Summary Compensation Table Total for NEOs ($)	Average Reported Value of Equity Awards ($)[a]	Average Equity Award Adjustments ($)[b]	Average Reported Change in Pension Value ($)	Pension Benefit Adjustments ($)[c]	Average Compensation Actually Paid to NEOs ($)
2023	2,567,942	(1,321,320)	827,418	(129,789)	196,447	2,140,698
2022	2,071,282	(1,100,104)	1,109,446	(59,414)	240,474	2,261,684
2021	2,161,603	(856,252)	3,321,196	(150,803)	384,331	4,860,075

[a] The average reported value of equity awards represents average of the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

[b] The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards Granted in Year ($)	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Average Equity Award Adjustments ($)
2023	782,272	(27,500)	—	72,646	—	—	827,418
2022	1,311,812	(244,037)	—	41,671	—	—	1,109,446
2021	2,605,621	728,029	—	(12,455)	—	—	3,321,196

(c) The pension benefit adjustments for each applicable fiscal year consist of the average of the actuarially determined service cost for services rendered during the applicable year plus, to the extent applicable, the average of the prior service cost, calculated as the entire cost of benefits granted in a plan amendment or initiation during the applicable year attributable to services rendered during prior periods. For 2023 and 2022, the pension benefit adjustments consist only of service cost for services rendered during the applicable year. For 2021, the pension benefit adjustments consist of $170,096 of average service cost for services rendered during 2021 and $214,235 of average prior service cost.

(6) Total shareholder return is calculated by assuming that a $100 investment was made on the day immediately prior to the first fiscal year reported in the table and reinvesting all dividends until the last day of each reported fiscal year.

(7) The peer group used is the Dow Jones U.S. Electrical Components & Equipment Index, as used in the company's performance graph in our annual report. Total shareholder return is calculated by assuming that a $100 investment was made on the day immediately prior to the first fiscal year reported in the table and reinvesting all dividends until the last day of each reported fiscal year.

(8) The dollar amounts reported are the Company's net income reflected in the Company's audited financial statements.

(9) In the Company's assessment ROIC is the financial performance measure that is the most important financial performance measure used by the company in fiscal 2023 to link compensation actually paid to performance. Adjusted ROIC is a non-GAAP financial measure. See *Appendix B* for a reconciliation of adjusted ROIC to the most directly comparable financial measure calculated in accordance with GAAP.

Tabular List of Performance Measures

The list below includes the financial performance measures that in our assessment represent the most important (by order listed) financial performance measures used to link compensation actually paid to our NEOs, for fiscal 2023, to Company performance.

Tabular List of Performance Measures
ROIC
Net Sales
Adjusted Operating Profit
Free Cash Flow
rTSR

Description of Relationships Between Compensation Actually Paid and Performance

The following graphs provide a visual representation of the relationship between the compensation actually paid ("CAP") of our PEO and the average CAP of our non-PEO NEOs as it relates to each financial measure noted in the pay versus performance table above. The relationship between the Company (AYI) TSR and our peer group TSR is reflected in the first graph titled "AYI & Peer TSR vs. Compensation Actually Paid." Performance measure mix, timing of grants and outstanding vesting, share price volatility, and other factors impact CAP. Notably, PEO CAP for fiscal 2021 reflects the impact of two separate, one-time awards, both of which only become exercisable after the Company's common stock reaches and maintains a stock price target of either $225 or $275 for ten consecutive trading days.


AYI & Peer TSR vs. Compensation Actually Paid
Compensation Actually Paid ($M)
$60
$50
$40
$30
$20
$10
$0
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
Value of $100 Investment From 8/31/2020
$169.52
$52.62
$151.03
$155.48
$149.04
$144.85
$128.32
$4.86
$4.82
$2.26
$8.59
$2.14
2021
2022
2023
PEO CAP ($M)
Average NEO CAP ($M)
AYI
DJUSECT


AYI Net Income vs. Compensation Actually Paid
Compensation Actually Paid ($M)
$60
$50
$40
$30
$20
$10
$0
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
Net Income ($M)
$52.62
$384.00
$346.00
$306.30
$4.86
$4.82
$2.26
$8.59
$2.14
2021
2022
2023
PEO CAP ($M)
Average NEO CAP ($M)
Net Income


AYI Adjusted ROIC vs. Compensation Actually Paid
Compensation Actually Paid ($M)
$60
$50
$40
$30
$20
$10
$0
19%
18%
17%
16%
15%
Adjusted ROIC (%)
$52.62
18.10%
17.10%
16.10%
$4.86
$4.82
$2.26
$8.59
$2.14
2021
2022
2023
PEO CAP ($M)
Average NEO CAP ($M)
Adjusted ROIC

Stock Ownership

Equity Compensation Plans

The following table provides information as of August 31, 2023 about equity awards under our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by the security holders[1]	1,504,772 [2]	$131.81 [3]	1,940,503 [4]
Equity compensation plans not approved by the security holders	NA	NA	NA
Total	1,504,772		1,940,503

[1] Includes the Omnibus Incentive Plan that was approved by our stockholders on January 5, 2022, the Employee Stock Purchase Plan, amended and restated effective March 1, 2006, that was approved by our sole stockholder in November 2001, the 2006 Nonemployee Directors' Deferred Compensation Plan (the "2006 NEDC") that was approved by our sole stockholder in November 2001, and the 2011 Nonemployee Director's Deferred Compensation Plan (the "2011 NEDC") that was approved by our stockholders in January 2012.

[2] Includes 1,022,728 stock options, 311,190 RSUs, 121,338 PSUs (at target), and 49,516 deferred stock units.

[3] Represents the weighted-average exercise price of outstanding stock options noted in footnote 2.

[4] Represents the number of shares available for future issuance under stockholder approved equity compensation plans, including, 949,624 shares available for grant without further stockholder approval under the Omnibus Incentive Plan and 990,879 shares available for issuance under the Employee Stock Purchase Plan. No further awards may be granted under the 2006 NEDC or the 2011 NEDC. The shares previously available for issuance under the 2011 NEDC were transferred to the Omnibus Incentive Plan upon stockholder approval of that plan on January 5, 2022, as noted above.

Beneficial Ownership of the Company's Securities

The following table shows information as of November 27, 2023 (the "Table Date"), unless otherwise indicated, regarding the beneficial ownership of the Company's common stock by (i) each director and nominee for director, (ii) each NEO identified in this Proxy Statement, (iii) all current directors and executive officers as a group, and (iv) each person known to the Company to beneficially own more than five percent of the outstanding shares of the Company's common stock based solely on a review of filings with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act. None of our executive officers or non-employee directors hold any of our stock subject to pledge. Unless otherwise noted, the address of each beneficial owner listed in the table is: c/o Acuity Brands, Inc., 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned[1][2][3]	Percent of Common Stock Outstanding[4]	Stock Units Held in Company Plans[5]
Neil M. Ashe	404,615	1.3%	85,461
Marcia J. Avedon, Ph.D.	—	*	1,433
W. Patrick Battle	3,238	*	8,310
Michael J. Bender	—	*	1,188
G. Douglas Dillard, Jr.	10,796	*	6,640
Barry R. Goldman	14,511	*	10,464
James H. Hance, Jr.	16,857	*	182
Karen J. Holcom	22,235	*	24,413
Maya Leibman	1,057	*	3,315
Dianne S. Mills	8,261	*	15,780
Laura G. O'Shaughnessy	2,111	*	4,344
Mark J. Sachleben	112	*	3,010
Mary A. Winston	4,027	*	3,959
All directors and executive officers as a group (13 persons)	487,820	1.5%	168,499
FMR LLC[6]	4,170,373	13.5%	NA
The Vanguard Group[7]	3,261,788	10.6%	NA
BlackRock, Inc.[8]	2,973,189	9.6%	NA

* Represents less than 1% of our common stock.

[1] Subject to applicable community property laws, and except as otherwise indicated, shares shown in the table above include shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee, or trustee for the beneficial owner's account. Also, except as otherwise indicated, each beneficial owner has sole voting and investment power with respect to all shares shown.

[2] Includes shares that may be acquired within 60 days of the Table Date upon the exercise of stock options, as follows: Mr. Ashe, 400,000 shares; Ms. Holcom, 6,511 shares; Mr. Goldman, 9,157; and all executive officers as a group, 415,668 shares.

[3] Includes time-vesting RSAs granted under our Omnibus Incentive Plan, portions of which vest in January 2023 and August 2024. The directors have sole voting power over their RSA shares. RSA shares are included for the following individuals: Mr. Hance, 888 shares; Ms. Leibman, 888 shares; and Mr. Sachleben, 37 shares; and all current directors and executive officers as a group, 1,813 shares.

[4] Based on 30,875,113 shares of the Company's common stock issued and outstanding as of the Table Date; does not include the stock units reported in the column titled "Stock Units Held in Company Plans."

[5] Includes stock units held by non-employee directors in the 2006 NEDC and 2011 NEDC, DSUs held in the Omnibus Incentive Plan as shown for each director, and RSUs and PSUs (at target) as shown for the NEOs. The Company's Stock Ownership Guidelines track stock units, DSUs, RSUs, PSUs (for which performance objectives have been satisfied), and vested stock options that are in-the-money for purposes of compliance with such guidelines.

[6] This information is based on a Schedule 13G/A filed with the SEC by (a) FMR LLC and (b) Abigail P. Johnson, director, chairman and CEO of FMR LLC, each with principal business office at 245 Summer Street, Boston, Massachusetts 02210 on February 9, 2023, containing information as of December 30, 2022, in which the reporting persons report sole voting power with respect to 3,942,265 shares and sole dispositive power with respect to 4,170,373 shares.

[7] This information is based on a Schedule 13G/A filed with the SEC by The Vanguard Group, 100 Vanguard Blvd., Malvern, Pennsylvania 19355, on February 9, 2023, containing information as of December 30, 2022, in which the reporting person reports shared voting power with respect to 11,602 shares, sole dispositive power with respect to 3,218,131 shares, and shared dispositive power with respect to 43,657 shares.

[8] This information is based on a Schedule 13G/A filed with the SEC by BlackRock, Inc., 55 East 52nd Street, New York, New York 10022, on January 24, 2023, containing information as of December 31, 2022, in which the reporting person reports sole voting power with respect to 2,829,282 shares and sole dispositive power with respect to 2,973,189 shares.

Certain Relationships and Related Party Transactions

There is no family relationship between any of our executive officers or directors, and there are no arrangements or understandings between any of our executive officers or directors and any other person pursuant to which any of them was elected an officer or director, other than arrangements or understandings with our directors or officers acting solely in their capacities as such. Generally, our executive officers are elected annually and serve at the pleasure of the Board.

We have transactions in the ordinary course of business with unaffiliated corporations and institutions, or their subsidiaries, for which certain of our non-employee directors serve as directors. None of our directors serve as executive officers of those companies. Management believes the directors had no direct or indirect material interest in transactions in which we engaged with those companies during the fiscal year.

With respect to those companies having common non-employee directors with us, management believes the directors had no direct or indirect material interest in transactions in which we engaged with those companies during the fiscal year.

Under our Code of Ethics and Business Conduct, all transactions involving a conflict of interest, including related party transactions, are generally prohibited. The Code of Ethics and Business Conduct requires directors and associates to disclose in writing any beneficial interest they may have in any firm seeking to do business with us or any relationship with any person who might benefit from such a transaction. In certain limited circumstances, our Governance Committee may grant a written waiver for certain activities, relationships, or situations that would otherwise violate the Code of Ethics and Business Conduct, after the director or associate has disclosed in writing to the Governance Committee all relevant facts and information concerning the matter.

Under our Corporate Governance Guidelines and Governance Committee Charter, the Governance Committee annually reviews the qualifications of directors, including any other public company boards on which each director serves. Directors must advise the Board Chair prior to accepting membership on any other public company board. In addition, our Related Person Transaction Policy requires the advance review and approval by the Audit Committee of any proposed related party transaction and sets forth procedures and outlines factors to be considered in such instance.

Management also follows additional written procedures to identify related party transactions. These procedures are carried out annually at the direction of the Governance Committee in connection with evaluating directors and director nominees.

Additional quarterly procedures are also completed to affirm no changes to annual representations. As part of these quarterly procedures, we request that each director and executive officer verify and update the following information:

- a list of immediate family members;
- a list of entities where the director or executive officer is an associate, director, or executive officer;
- each entity where an immediate family member of a director or executive officer is an executive officer;
- each entity in which the director or executive officer or an immediate family member is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest; and
- each charitable or non-profit organization where the director or executive officer or an immediate family member is an associate, executive officer, director, or trustee.

We compile a list of all such persons and entities. The list is reviewed and updated and then distributed within the Company to identify potential transactions through comparison to ongoing transactions along with payment and receipt information. Transactions are compiled for each person and entity and then reviewed for relevancy. Any relevant information identified is presented to the appropriate governing body for review and/or action.

Questions Relating to this Proxy Statement

Information about our Virtual Annual Meeting

Our Annual Meeting will be held in a virtual format only via the Internet. There will be no physical meeting location for stockholders to attend. We believe a virtual meeting allows broader access by our stockholders and other interested parties and have taken steps to ensure that stockholders will have the same rights and opportunities to participate as they would have had at an in-person meeting. You will be able to attend the meeting online, vote your shares electronically, and submit questions before and during the virtual Annual Meeting. The recording of the virtual Annual Meeting, including the question and answer session, will be available at *www.virtualshareholdermeeting.com/AYI2024* for twelve months after the date of this Annual Meeting.

How do I attend the virtual Annual Meeting?

To participate in the virtual Annual Meeting, visit *www.virtualshareholdermeeting.com/AYI2024* on January 24, 2024 and enter your 16-digit control number included on your proxy card, your Notice of Internet Availability, or the instructions included with your proxy materials. The meeting will begin promptly at 1:00 p.m. ET on January 24, 2024. Online access will begin fifteen (15) minutes prior to the start of the meeting. If you are unable to locate your 16-digit control number, you will be able to login as a guest. However, if you login as a guest, you will not be able to vote your shares or ask questions during the meeting.

The virtual meeting platform is supported across most Internet browsers and devices (desktop computers, laptop computers, tablets, and smart phones) running updated versions of applicable software and plugins. Stockholders should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. Stockholders should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

Can I ask a question at the virtual Annual Meeting?

Yes, you will be able to submit questions electronically during the Annual Meeting by using the "Ask a Question" field during the webcast if you have logged in using your control number on your proxy card or Notice of Internet Availability. After entering your 16-digit control number, you may also submit a question prior to the meeting on the voting website at *www.proxyvote.com* by selecting the "Question for Management" field.

During the live question and answer session of the meeting, members of our executive leadership team will answer questions as they come in, as time permits. To ensure the meeting is conducted in a manner that is fair to all stockholders, the Chair of the meeting (or such other person designated by our Board), may exercise broad discretion in recognizing stockholders who wish to participate, the order in which questions are asked, and the amount of time devoted to any one question. However, we reserve the right to edit or reject questions we deem profane or otherwise inappropriate. During the meeting, details for submitting written questions will be available at *www.virtualshareholdermeeting.com/AYI2024.*

What do I do if I have technical difficulties during the virtual Annual Meeting?

If you have any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Annual Meeting login page.

Other Questions

What is a proxy?

It is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated two of our officers as proxies for this Annual Meeting. These officers are Neil M. Ashe and Karen J. Holcom.

What is a proxy statement?

It is a document that SEC regulations require us to provide to you when we ask you to vote over the Internet, by telephone, or (if you received a proxy card by mail) by signing and returning a proxy card designating Neil M. Ashe and Karen J. Holcom as proxies to vote on your behalf.

Who is soliciting proxies in connection with this Proxy Statement?

The Board is furnishing this information in connection with the solicitation of proxies for the Annual Meeting of stockholders to be held on January 24, 2024.

Who is entitled to vote at the meeting?

Only owners of shares of common stock of the Company at the close of business on November 27, 2023, the record date, are entitled to vote at the meeting, or at any adjournments or postponements of the meeting. Each owner on the record date is entitled to one vote for each share of common stock held. There were 30,875,113 shares of common stock issued and outstanding on the record date.

What is the record date and what does it mean?

November 27, 2023 is the record date for this Annual Meeting. The record date is established by the Board as required by Delaware law. Owners of record of our common stock at the close of business on the record date are entitled to receive notice of the meeting and vote at the meeting and any adjournments or postponements of the meeting.

Why did I receive a Notice of Internet Availability of Proxy Materials in the mail instead of a printed set of proxy materials?

Pursuant to rules adopted by the SEC, we are permitted to furnish our proxy materials over the Internet to our stockholders by delivering a Notice of Internet Availability of Proxy Materials in the mail. Unless requested, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice of Internet Availability of Proxy Materials instructs you how to access and review the Proxy Statement and Annual Report over the Internet at *www.proxyvote.com*. The Notice of Internet Availability of Proxy Materials also instructs you how you may submit your proxy over the Internet, or how you can request a full set of proxy materials, including a proxy card to return by mail. If you received a Notice of Internet Availability of Proxy Materials in the mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting these materials provided in the Notice of Internet Availability of Proxy Materials.

What is the difference between a stockholder of record and a stockholder who holds stock in street name?

If your shares are registered in your name with our transfer agent, Computershare, you are a stockholder of record. If your shares are held in the name of your broker, bank, trustee, or other nominee, your shares are held in street name. If you hold your shares in street name, you will have the opportunity to instruct your broker, bank, trustee, or other nominee as to how to vote your shares. Street name stockholders may only vote in person if they have a legal proxy as discussed in detail below.

How do I vote as a stockholder of record?

As a stockholder of record, you may vote by one of the four methods described below:

By the Internet. You may give your voting instructions by the Internet as described in the Notice of Internet Availability of Proxy Materials, proxy materials email, or any proxy card you receive. This method is also available to stockholders who hold shares in the Direct Stock Purchase Plan or in a 401(k) plan we sponsor. The Internet voting procedure is designed to verify the voting authority of stockholders. You will be able to vote your shares by the Internet and confirm that your vote has been properly recorded. Please see the Notice of Internet Availability of Proxy Materials, proxy materials email, or any proxy card you receive for specific instructions.

By Telephone. You may give your voting instructions by calling 1-800-690-6903. This method is also available to stockholders who hold shares in the Direct Stock Purchase Plan or in a 401(k) plan we sponsor. The telephone voting procedure is designed to verify the voting authority of stockholders. The procedure allows you to vote your shares and to confirm that your vote has been properly recorded. Please see your proxy card (if you received a proxy card) for specific instructions.

By Mail. You may sign and date your proxy card (if you received a proxy card) and mail it in the prepaid and addressed envelope enclosed therewith.

During the Meeting. You may vote electronically during the Annual Meeting.

How do I vote as a street name stockholder?

If your shares are held through a broker, bank, trustee, or other nominee, you will receive a request for voting instructions with respect to your shares of our common stock from the broker, bank, trustee, or other nominee. You should respond to the request for voting instructions in the manner specified by the broker, bank, trustee, or other nominee. If you have questions about voting your shares, you should contact your broker, bank, trustee, or other nominee.

If you hold your shares through a broker, bank, trustee, or other nominee and you wish to vote electronically during the meeting, you will need to obtain a legal proxy. You must request a legal proxy through your broker, bank, trustee, or other nominee. Please note that if you request a legal proxy, any proxy with respect to your shares of our common stock previously executed by your broker, bank, trustee, or other nominee will be revoked and your vote will not be counted unless you participate in the meeting and vote electronically or legally appoint another proxy to vote on your behalf.

What if I change my mind after I return my proxy?

You may revoke your proxy and change your vote at any time before the polls close at the Annual Meeting. You may do this by:

- voting again by the Internet or by telephone prior to 11:59 p.m. ET on January 23, 2024;
- giving written notice to our Corporate Secretary that you wish to revoke your proxy and change your vote; or
- voting electronically during the Annual Meeting after entering your 16-digit control number.

What is a quorum?

The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting, present in person (virtually) or represented by proxy, is necessary to constitute a quorum. The election inspector appointed for the meeting will tabulate votes cast by proxy and in person (virtually) at the meeting and determine the presence of a quorum.

Will my shares be voted if I do not vote by the Internet, vote by telephone, sign and return a proxy card, or vote electronically during the Annual Meeting?

If you are a stockholder of record and you do not vote by the Internet, vote by telephone, sign and return a proxy card, or participate in the Annual Meeting and vote electronically, your shares will not be voted and will not count in deciding the matters presented for stockholder consideration in this Proxy Statement.

If your shares are held in street name through a bank or broker and you do not provide voting instructions before the Annual Meeting, your bank or broker may vote your shares on your behalf under certain circumstances. Brokerage firms have the authority under certain rules to vote shares for which their customers do not provide voting instructions on "routine" matters.

The ratification of the appointment of our independent registered public accounting firm is considered a "routine" matter under these rules. Therefore, brokerage firms are allowed to vote their customers' shares on this matter if the customers do not provide voting instructions. If your brokerage firm votes your shares on this matter because you do not provide voting instructions, your shares will be counted for purposes of establishing a quorum to conduct business at the meeting and in determining the number of shares voted for or against each routine matter.

When a matter is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that matter, the brokerage firm cannot vote the shares on that matter. This is called a "broker non-vote." Only the ratification of the appointment of our independent registered public accounting firm is considered a "routine" matter. The other matters are not considered routine matters.

We encourage you to provide instructions to your brokerage firm by voting your proxy. This action ensures your shares will be voted at the meeting in accordance with your wishes.

What vote is required for each proposal and how are abstentions and broker non-votes counted?

The shares of a stockholder whose proxy on any or all proposals is marked as "abstain" will be included in the number of shares present at the Annual Meeting for the purpose of establishing the presence of a quorum. As described above, broker non-votes will be counted for purposes of establishing a quorum.

The following table summarizes the voting requirement for each of the proposals under our By-Laws and the effect of abstentions and broker non-votes on each proposal:

Proposal Number	Item	Votes Required for Approval	Abstentions	Broker Non-Votes	Board Voting Recommendation
1	Election of ten directors	Affirmative vote of a majority of votes cast[1]	Not counted	Not counted	FOR each director nominee
2	Approval of the proposed amendment to the Certificate of Incorporation to incorporate new Delaware law provisions regarding officer exculpation	Affirmative vote of a majority of the voting power of all outstanding shares of stock entitled to vote thereon	Against	Against	FOR
3	Ratification of the appointment of our independent registered public accounting firm for fiscal 2024	Majority of votes cast affirmatively or negatively	Not counted	Discretionary vote	FOR
4	Advisory vote to approve named executive officer compensation	Majority of votes cast affirmatively or negatively	Not counted	Not counted	FOR
5	Advisory vote on the frequency of future advisory votes on named executive officer compensation	Majority of votes cast affirmatively or negatively	Not counted	Not counted	FOR 1 year

[1] According to our By-Laws, the "affirmative vote of a majority of votes cast" means that the number of shares cast "for" a director's election exceeds the number of votes cast "against" that director.

Proxies that are properly executed and delivered, and not revoked, will be voted as specified on the proxy card. If you properly execute and deliver a proxy card or vote your shares via the Internet, but do not provide voting instructions, your shares will be voted as listed in the "Board Voting Recommendation" column in the table above.

How are proxies solicited and what is the cost?

We will bear all expenses incurred in connection with the solicitation of proxies. We have also engaged Innisfree M&A Incorporated to assist us in connection with the solicitation of proxies for this Annual Meeting for a fee of approximately $20,000 plus reasonable expenses. Our directors, officers, and associates may solicit proxies by mail, telephone, and personal contact. They will not receive any additional compensation for these activities. We will reimburse brokers, fiduciaries, and custodians for their costs in forwarding proxy materials to beneficial owners of common stock.

> Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on January 24, 2024. The Proxy Statement and Annual Report on Form 10-K are available at *www.proxyvote.com*

Other Matters

We know of no other business to be transacted, but if any other matters do come before the meeting, the persons named as proxies in the accompanying proxy, or their substitutes, will vote or act with respect to them in accordance with their best judgment.

Next Annual Meeting – Stockholder Proposals and Director Nominations

Proposals to Be Included in Next Year's Proxy Statement

If you wish to have a proposal considered for inclusion in our proxy solicitation materials for our next annual meeting of stockholders (expected to be held in January 2025) pursuant to Rule 14a-8 under the Exchange Act ("Rule 14a-8"), the proposal must comply with the SEC's proxy rules, be stated in writing, and be submitted on or before August 16, 2024 (120 days prior to the first anniversary of the mailing of this Proxy Statement). All such proposals should be sent by certified mail, return receipt requested.

Other Stockholder Proposals and Nominations

Article I, Section 1 of our By-Laws establishes an advance notice procedure for stockholder proposals to be brought before any annual meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting. Subject to any other applicable requirements, including, without limitation, Rule 14a-8, nominations of persons for election to the Board and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders by any stockholder of record who was a stockholder of record at the time of the giving of notice for the annual meeting, who is entitled to vote at the meeting, and who has complied with our notice procedures and, if applicable, the universal proxy rules of the SEC, including Rule 14a-19 under the Exchange Act.

Assuming that our next annual meeting of stockholders is held within 30 days before or after the anniversary of this Annual Meeting, a stockholder's notice of intention to introduce a nomination or to propose an item of business at our 2025 annual meeting must be delivered to our Corporate Secretary at our principal executive offices not less than 90 or more than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders, or between September 26, 2024 and October 26, 2024.

Proxy Access Director Nominations

Article I, Section 9 of our By-Laws establishes procedures for nominations by eligible stockholders of candidates for election as directors at an annual meeting and to have those nominees included in our proxy materials. Assuming that our 2025 annual meeting is held within 30 days before or after the anniversary of this 2024 Annual Meeting, a stockholder's notice of a proxy access nomination must be delivered to our Corporate Secretary at our principal executive offices not less than 120 days or more than 150 days prior to the anniversary of the date on which we first mailed the proxy materials for this 2024 Annual Meeting, or between July 17, 2024 and August 16, 2024. All nominating stockholders and stockholder nominees must comply with the provisions of our By-Laws.

Householding

We have adopted a procedure approved by the SEC called "householding" under which multiple stockholders who share the same last name and address and do not participate in electronic delivery will receive only one copy of the proxy materials, including our Annual Report on Form 10-K, or one Notice of Internet Availability of Proxy Materials unless we receive contrary instructions from one or more of the stockholders. If you wish to opt out of householding and continue to receive multiple copies of the proxy materials, including our Annual Report on Form 10-K, or the Notice of Internet Availability of Proxy Materials at the same address, or if you have previously opted out and wish to participate in householding, you may do so by notifying us in writing or by telephone at: Corporate Secretary, Acuity Brands, Inc., 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309, (404) 853-1400, and we will promptly deliver the requested materials. You also may request additional copies of the proxy materials, including our Annual Report on Form 10-K, or the Notice of Internet Availability of Proxy Materials by notifying us in writing or by telephone at the same address or telephone number.

General Information

All notices for stockholder proposals and nominations made pursuant to our By-Laws must comply with the applicable provisions of our By-Laws. The preceding are summaries of the applicable provisions of our By-Laws and are qualified in its entirety by reference to those By-Laws, which are available on our website at **www.acuitybrands.com** under *For Investors* then *Governance—Committee Charters & Governance Documents*.

Notices must be in writing and sent to us at our principal executive offices at 1170 Peachtree Street, N.E., Suite 1200, Atlanta, Georgia 30309, Attention: Corporate Secretary.

Forward-Looking Information

This Proxy Statement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements include, among other things, statements that describe or relate to the Company's plans, initiatives, projections, vision, goals, targets, commitments, expectations, objectives, prospects, strategies, or financial outlook, and the assumptions underlying or relating thereto. In some cases, we may use words such as "expect," "believe," "intend," "anticipate," "estimate," "forecast," "indicate," "project," "predict," "plan," "may," "will," "could," "should," "would," "potential," and words of similar meaning, as well as other words or expressions referencing future events, conditions, or circumstances, to identify forward-looking statements. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Act. Forward-looking statements are not guarantees of future performance. Our forward-looking statements are based on our current beliefs, expectations, and assumptions, which may not prove to be accurate, and are subject to known and unknown risks and uncertainties, many of which are outside of our control. These risks and uncertainties could cause actual events or results to differ materially from our historical experience and management's present expectations or projections. These risks and uncertainties are discussed in our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 10-K (including, but not limited to, Part I, Item 1a. Risk Factors), quarterly reports on Form 10-Q, and current reports on Form 8-K. Any forward-looking statement speaks only as of the date on which it is made. You are cautioned not to place undue reliance on any forward-looking statements. Except as required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date of this Proxy Statement or to reflect the occurrence of unanticipated events, whether as a result of new information, future events, or otherwise.

Links to websites included in this Proxy Statement are provided solely for convenience purposes. Content on the websites, the EarthLIGHT report, or any other information on the Company's website that we may refer to herein, is not, and shall not be deemed to be, part of this Proxy Statement or incorporated herein or into any of our other filings with the SEC.

Appendix A: Reported Performance Metrics

Reconciliation of U.S. Generally Accepted Accounting Principles ("GAAP") to Non-U.S. GAAP Financial Measures and Methodology for Calculating Non-U.S. GAAP Financial Measures

(In millions, except per share data)	Year Ended August 31,		
	2023	2022	2021
Net Sales	$3,952.2	$4,006.1	$3,461.0
Operating profit (GAAP)	$ 473.4	$ 509.7	$ 427.6
Percent of net sales	12.0%	12.7%	12.4%
Add-back: Amortization of acquired intangible assets	42.1	41.0	40.7
Add-back: Share-based payment expense	42.0	37.4	32.5
Add-back: Supplier recovery charge	13.0	—	—
Add-back: Acquisition-related items[2]	—	—	2.2
Add-back: Special charges[1]	26.9	—	3.3
Adjusted operating profit (non-GAAP)	**$ 597.4**	**$ 588.1**	**$ 506.3**
Percent of net sales	15.1%	14.7%	14.6%
Net income (GAAP)	$ 346.0	$ 384.0	$ 306.3
Add-back: Amortization of acquired intangible assets	42.1	41.0	40.7
Add-back: Share-based payment expense	42.0	37.4	32.5
Add-back: Supplier recovery charge	13.0	—	—
Add-back: Loss on sale of a business	11.2	—	—
Add-back: Special charges[1]	26.9	—	3.3
Add-back: Acquisition-related items[2]	—	—	2.2
Add-back: Impairments of investments	2.5	—	6.0
Total pre-tax adjustments to net income	137.7	78.4	84.7
Income tax effect	(31.7)	(18.0)	(19.3)
Adjusted net income (non-GAAP)	**$ 452.0**	**$ 444.4**	**$ 371.7**
Diluted earnings per share (GAAP)	**$ 10.76**	**$ 11.08**	**$ 8.38**
Adjusted diluted earnings per share (non-GAAP)[3]	**$ 14.05**	**$ 12.83**	**$ 10.17**

[1] Special charges in 2023 include $14.0 million in trade name impairment charges and $12.9 million in severance costs and other charges associated with the disposal of a business and our ongoing transformation efforts. Special charges in 2021 include severance and relocation costs.

[2] Acquisition-related items include professional fees.

[3] Adjusted diluted earnings per share is equal to adjusted net income divided by Diluted weighted average number of shares outstanding on the Condensed Consolidated Statements of Comprehensive Income.

(In millions)	Year Ended August 31,		
	2023	2022	2021
Net cash provided by operating activities (GAAP)	$ 578.1	$316.3	$408.7
Less: Purchases of property, plant, and equipment	$ 66.7	$ 56.5	$ 43.8
Free cash flow (non-GAAP)	**$511.4**	**$259.8**	**$364.9**

Appendix B: Compensation Performance Metrics

Reconciliation of U.S. Generally Accepted Accounting Principles ("GAAP") to Non–U.S. GAAP Financial Measures and Methodology for Calculating Non–U.S. GAAP Financial Measures

We use various non-GAAP financial measures to evaluate the performance of our management team, including the NEOs. For the assessment of the performance of management, the Board believes certain non-GAAP measures better reflect the operational performance of the business. The Board also believes that in order to drive the desired management performance, the calculation of Adjusted operating profit (non-GAAP) as a management performance metric should not include certain adjustments that are included in our reported results, as further described in footnote 2 below.

The following are reconciliations of GAAP measures to non-GAAP measures. Additionally, we have provided definitions and calculations for certain financial measures that do not have an equivalent GAAP financial measure.

Reconciliation of U.S. GAAP Financial Measures to Non–U.S. GAAP Financial Measures

Fiscal years ($ millions)	2023	2022	2021
Net Sales	$3,952.2	$4,006.1	$3,461.0
Operating profit (GAAP)	$ 473.4	$ 509.7	$ 427.6
Add-back: Employee severance and relocation costs[1]	12.9	—	3.3
Adjusted operating profit (non-GAAP)[2]	**$ 486.3**	**$ 509.7**	**$ 430.9**
Operating profit margin (GAAP)	**12.0%**	**12.7%**	**12.4%**
Adjusted operating profit margin (non-GAAP)	**12.3%**	**12.7%**	**12.5%**

[1] Employee severance and relocation costs relate primarily to efforts to streamline the organization.

[2] Adjusted operating profit used for calculation of performance measures differs from the same measures used in our reported results, as our performance measures do not add back amortization of acquired intangible assets, share-based payment expense, impairment charges and acquisition-related items.

Fiscal years ($ millions)	2023	2022	2021
Net cash provided by operating activities (GAAP)	$ 578.1	$ 316.3	$ 408.7
Less: Purchase of property, plant, and equipment	(66.7)	(56.5)	(43.8)
Free cash flow (non-GAAP)	**$ 511.4**	**$ 259.8**	**$ 364.9**

Adjusted Return on Invested Capital (adjusted ROIC) equals Adjusted net operating profit after taxes (NOPAT) divided by Average capital. Average capital equals Total debt plus Total stockholders' equity less excess cash (>$100 million) (average of five quarters).

Weighted Average Cost of Capital (WACC) is calculated utilizing the methodology of the Capital Asset Pricing Model (average of five quarters).

Fiscal Years ($ millions)		2023	2022	2021
Income before income taxes (GAAP)		$ 446.7	$ 493.9	$ 396.2
Add back: Interest, net		18.9	24.9	23.2
Add-back: Acquisition or divestiture-related items[1]		11.2	—	2.2
Add-back: Employee severance and other costs[2]		12.9	—	3.3
Less: Impairments of investments		—	—	6.0
Adjusted net operating profit before taxes		489.7	518.8	430.9
Less: Taxes		(109.7)	(115.5)	(97.9)
Adjusted net operating profit after taxes (non-GAAP)	(a)	$ 380.0	$ 403.3	$ 333.0
Average stockholders' equity[3]		$ 1,949.6	$ 2,010.4	$ 2,016.1
Plus: Debt[3]		498.9	522.7	478.3
Less: Excess cash[4]		(220.7)	(302.5)	(430.2)
Average capital (non-GAAP)	(b)	$ 2,227.8	$ 2,230.6	$ 2,064.2
Adjusted ROIC (non-GAAP)	(a)/(b)	17.1%	18.1%	16.1%
WACC (non-GAAP)	(c)	10.5%	9.6%	9.4%
Performance metric percentage points (non-GAAP)	(a)/(b)-(c)	6.6	8.5	6.7

[1] Acquisition or divestiture-related items include a loss on the disposal of a business in fiscal 2023 and professional fees in fiscal 2021.

[2] Charges in fiscal 2023 relate to employee severance costs and impairments of operating lease right of use assets associated with streamlining activities. Charges in fiscal 2021 relate to employee severance and relocation costs associated with streamlining activities.

[3] For each respective fiscal year end, the amounts represent the rolling five-quarter average of our reported stockholders' equity (GAAP) and our reported Debt (GAAP).

[4] For each respective fiscal year end, the amounts represent cash balances in excess of $100 million for the rolling five-quarter average.

Appendix C

CERTIFICATE OF AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF ACUITY BRANDS, INC.

Acuity Brands, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify as follows:

1. This Certificate of Amendment (the "Certificate of Amendment") amends the provisions of the Corporation's Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on September 26, 2007, as amended by a Certificate of Amendment filed with the Secretary of State of the State of Delaware on September 26, 2007, a Certificate of Amendment filed with the Secretary of State of the State of Delaware on January 6, 2017, and a Certificate of Amendment filed with the Secretary of State of the State of Delaware on January 7, 2021 (as so amended, the "Certificate of Incorporation").

2. This amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

3. Article X of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

To the fullest extent permitted by the Delaware General Corporation Law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer except for liability (i) for any breach of the director's or officer's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, in the case of directors only, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any action by or in the right of the Corporation, in the case of officers only. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this ___ day of January, 2024.

ACUITY BRANDS, INC.

By: _____

Name: Barry R. Goldman
Title: Senior Vice President and General Counsel



ACUITY BRANDS, INC.
1170 Peachtree Street, N.E.
Suite 1200
Atlanta, Georgia 30309